Exhibit (a)-(1)

       , 2013

Shareholders of 3SBio Inc.

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of 3SBio Inc. (the “Company”) to be held on , 2013 at   :   a.m. (Beijing time). The meeting will be held at our executive office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to approve the agreement and plan of merger dated February 8, 2013 (the “merger agreement”) among the Company, Decade Sunshine Limited (“Parent”), and Decade Sunshine Merger Sub (“Merger Sub”), and approve the transactions contemplated by the merger agreement, including the merger described below. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement. Under the terms of the merger agreement, Merger Sub, a company wholly owned by Parent, will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent after the merger (the “merger”). Merger Sub is a Cayman Islands company formed solely for purposes of the merger. Parent is a Cayman Islands company which is wholly owned by Century Sunshine Limited (“Holdco”), a Cayman Islands company formed for purposes of owning Parent and arranging the financing of the merger. Holdco is currently wholly owned by Dr. Jing Lou, the chairman and chief executive officer of the Company (“Dr. Lou”) and, upon closing of the merger, will be collectively and beneficially owned by (a) Dr. Lou, (b) Dan Lou, the founder and an advisor to the Company; (c) Bin Huang, the vice president and a director of the Company; (d) Dongmei Su, the vice president, chief technology officer and a director of the Company; (e) Ke Li, the vice president of the Company; (f) Bo Tan, the chief financial officer of the Company; (g) Deyu Kong, the head of manufacturing of the Company; (h) Fei You, the controller of the Company; (i) Yongfu Chen, the head of financial department of the Company; (j) Jiaoe Zhang, the head of business collaboration of the Company; (k) Ming Hu, the associate vice president of the Company; (l) Thomas Folinsbee, the head of investor relations of the Company; (m) Hui Dang, the head of sales of the Company; (n) Qingjie Zhang, the head of administration of the Company, (o) Zhonghua Zhang, the head of human resources of the Company ((a) through (o) collectively, the “Rollover Shareholders”) and (p) CPEChina Fund, L.P., a Cayman Islands exempted limited partnership (“CITIC PE”). The Rollover Shareholders and CITIC PE are collectively referred to herein as the “Consortium.” The Rollover Shareholders, together with Parent, Merger Sub and Holdco, are collectively referred to herein as the “Buyer Group.”

As of February 8, 2013, the Rollover Shareholders collectively beneficially owned in the aggregate (a) 21,688,826 ordinary shares, par value $0.0001 per share, of the Company (the “Shares”), (b) voting restricted shares of the Company issued pursuant to the Company’s option plans (collectively the “Company RSs” and each a “Company RS”) representing 8,965,292 Shares, (c) options granted pursuant to the Company’s option plans (collectively the “Company Options” and each a “Company Option”) to purchase 573,867 Shares and exercisable within 60 days of February 8, 2013, and (d) nonvoting restricted share units of the Company granted pursuant to the Company’s option plans (collectively the “Company RSUs” and each a “Company RSU”) representing 931,875 Shares. As of February 8, 2013, the total Shares beneficially owned by the Rollover Shareholders represented 13.93% of the total outstanding Shares, the total Shares and Company RSs beneficially owned by the Rollover Shareholders represented 18.61% of the total outstanding Shares and Shares represented by Company RSs, and the total Shares, Company RSs and Company Options beneficially owned by the Rollover Shareholders represented 18.85% of the total outstanding Shares and Shares represented by Company RSs and Company Options (Company RSUs are excluded from these calculations because they are nonvoting).

If the merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by the Consortium and, as the result of the merger, the Company’s American depositary shares (the “ADSs”), each representing seven Shares, will no longer be listed on the Nasdaq Global Market (“NASDAQ”) and the American depositary shares program for the ADSs will terminate.

If the merger agreement is approved by the requisite vote of the Company’s shareholders and the merger is completed, each outstanding Share, including Shares represented by ADSs, other than (a) Shares and ADSs beneficially owned by (i) Parent or Merger Sub, (ii) any member of the Consortium, including, without limitation, each Company RS and Company RSU that are listed in Schedule A to a rollover agreement entered into by the Rollover Shareholders, Parent and Holdco, pursuant to which each such Company RS and Company RSU, together with the Shares and ADSs beneficially owned by the Rollover Shareholders, will be cancelled for nil consideration ((i) and (ii) collectively, the “Consortium Shares”) or (iii) the Company or any direct or indirect wholly owned subsidiary of the Company, and (b) any Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (as amended) (the “Cayman Islands Companies Law”) (the “Dissenting Shares,” together with the Shares and ADSs described under (a), the “Excluded Shares”), will be cancelled in exchange for the right to receive $2.20 per Share in cash without interest, and for the avoidance of doubt, because each ADS represents seven Shares, each outstanding ADS (other than any ADS that represents Excluded Shares) will represent the right to receive $15.40 per ADS in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of a deposit agreement dated February 5, 2007 between the Company and JPMorgan Chase Bank, N.A. (the “ADS depositary”), as amended by Agreement No. 1 to Letter Agreement dated February 4, 2008), in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be automatically cancelled for no consideration. The Dissenting Shares will be cancelled for their appraised or other agreed value as described in more detail below.

If the merger is completed, each Company Option that is then outstanding and unexercised, vested or unvested, will be cancelled and converted into the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to (A) the total number of Shares issuable upon exercise of such Company Option immediately prior to the effective time of the merger multiplied by (B) the excess, if any, of (x) $2.20 over (y) the exercise price payable per Share issuable under such Company Option.

In addition, each Company RS and Company RSU, each denominated in ADSs and representing seven Shares, that is then outstanding, vested or unvested, shall automatically become fully vested and be released from any restrictions on transfer as of the effective time of the merger. At the effective time of the merger, all of the Company RSs and Company RSUs, except for those that are included in the Consortium Shares, will automatically be cancelled and cease to exist, and the holders thereof will be entitled to receive from the surviving corporation, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the product of (A) the number of the Company RSs, or Shares or ADSs then subject to the Company RSUs, as the case may be, multiplied by (B) $2.20 or $15.40, as applicable. At the effective time of the merger, 1,413,881 Company RSs and Company RSUs (with each Company RS or Company RSU representing seven Shares) that are included in the Consortium Shares will automatically be cancelled for nil consideration.

An independent committee of the board of directors of the Company (the “independent committee”), composed solely of directors unrelated to management of the Company or the Consortium, reviewed and considered the terms and conditions of the merger agreement and the transactions contemplated by the merger agreement, including the merger. The independent committee unanimously determined that (a) the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, and in the best interests of, the Company and its unaffiliated shareholders and unaffiliated ADS holders and (b) recommended that the board of directors of the Company approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

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The board of directors of the Company, after carefully considering all relevant factors, including the unanimous determination and recommendation of the independent committee, unanimously (a) determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair (both substantively and procedurally) to, and is in the best interests of, the Company and its unaffiliated shareholders and unaffiliated ADS holders, and declared it advisable to enter into the merger agreement, (b) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and (c) recommended that the Company’s shareholders and ADS holders vote FOR the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The Company’s board of directors unanimously recommends that you vote (a) FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, (b) FOR the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement and (c) FOR the proposal to instruct the chairman of the extraordinary general meeting to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval of the merger agreement in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

The accompanying proxy statement provides detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website www.sec.gov.

Regardless of the amount of Shares you own, your vote is very important. The merger cannot be completed unless the merger agreement and transactions contemplated by the merger agreement, including the merger, are approved by a special resolution, being a resolution approving the transactions contemplated by the merger agreement passed by not less than two-thirds of votes cast by the registered shareholders of the Company as, being entitled to do so, are present and vote in person or by proxy as a single class at the extraordinary general meeting, referred to herein as a “special resolution.” Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline to lodge your proxy card is ,       2013 at    (Beijing time). Voting at the extraordinary general meeting will take place by poll voting, each shareholder having one vote for each Share held as of the close of business on , 2013 as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting.

If you own ADSs, you cannot vote at the extraordinary general meeting directly. The Company has instructed the ADS depositary to inform registered ADS holders that the ADS holders can download this proxy statement and the accompanying notice of extraordinary general meeting and any other applicable materials on our website (www.3Sbio.com). Please note that the ADS depositary does not review any of the materials on our website and is not liable therefor. Neither the ADS depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained or referenced on our website and none of them is liable or responsible for any information contained or referenced thereon. Upon timely receipt of a signed and completed ADS Voting Instruction Card, the ADS depositary shall endeavor insofar as practicable and permitted under the provisions of the depositary agreement or the governance documents governing Shares to vote or cause to be voted the Shares represented by the ADSs evidenced by such holder’s American depositary receipts (the “ADRs”) in accordance with such instructions. The ADS depositary will not itself exercise any voting discretion in respect of any Shares.

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You should return your properly completed ADS Voting Instruction Card to the ADS depositary as promptly as possible and in any event prior to     p.m., New York City Time, on     , 2013, which is the last date by which voting instructions may be received by the ADS depositary. If you fail to complete and return your ADS Voting Instruction Card to the ADS depositary in accordance with the instructions set forth on the ADS Voting Instruction Card, or fail to timely deliver specific voting instructions to the ADS depositary, the Shares underlying your ADSs will not be voted by the ADS depositary, nor will they be counted as present for the purpose of determining whether a quorum is present. The ADS depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Shares underlying your ADSs are not voted at the extraordinary general meeting, there is nothing you can do.

Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become registered holders of such Shares prior to the close of business in the Cayman Islands on , 2013 (the “Share record date”). ADS holders who wish to cancel their ADSs need to make arrangements to deliver their ADSs to the ADS depositary for cancellation before the close of business in New York City on , 2013 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of such Shares) and (b) payment of the ADS cancellation fees ($0.05 per ADS to be cancelled) and any applicable taxes. In addition, the Company requires that the holder of ADS certifies in writing to the Company at the extraordinary general meeting that the holder of ADS either (i) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, directly or indirectly, voting instructions to the ADS depositary in respect of the ADSs being cancelled, or has given, or may give, directly or indirectly, voting instructions to the ADS depositary in respect of the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting and to obtain, upon any transfer of the corresponding Shares prior to the Share record date, an undertaking from the transferee of the corresponding Shares not to vote the corresponding Shares at the extraordinary general meeting, or (ii) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting and to obtain, upon any transfer of the corresponding Shares prior to the Share record date, an undertaking from the transferee of the corresponding Shares not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for J.P. Morgan Chase Bank N.A. – Hong Kong Branch (DCC), the custodian holding the Shares represented by ADSs, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Shareholders who elect to dissent from the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger takes effect, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS FOR AND ON BEHALF OF THE ADS HOLDER WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON , 2013, AND BECOME REGISTERED HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON , 2013. IN ADDITION, ADS HOLDERS MUST CERTIFY TO THE COMPANY AT THE EXTRAORDINARY GENERAL MEETING THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, DIRECTLY OR INDIRECTLY, VOTING INSTRUCTIONS AS TO THE ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW.

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Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance voting your Shares or completing your ADS Voting Instruction Card, please contact MacKenzie Partners, Inc., the firm assisting us with this proxy solicitation, at +1 (212) 929-5500 (Collect call) or toll free at +1 (800) 322-2885.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

Tianruo (Robert) Pu	Dr. Jing Lou
On behalf of the Independent Committee	Chairman of the Board

The proxy statement is dated       , 2013, and is first being mailed to the shareholders on or about         , 2013.

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3SBio Inc.
No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027, People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on , 2013

Dear Shareholder:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the members of 3SBio Inc. (the “Company”) will be held on          , 2013 at      a.m., Beijing time, at our offices located at 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China.

Only registered holders of ordinary shares, par value $0.0001 per share, of the Company (the “Shares”) at the close of business on          , 2013 or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment or postponements thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

•	as special resolutions:

THAT the agreement and plan of merger dated February 8, 2013 (the “merger agreement”), among Decade Sunshine Limited (“Parent”), Decade Sunshine Merger Sub (“Merger Sub”) and the Company (a copy of which is attached as Annex A to the proxy statement accompanying this notice of extraordinary general meeting and will be produced and made available for inspection at the extraordinary general meeting), and the transactions contemplated by the merger agreement, including the merger, be and are hereby authorized and approved;

THAT the directors of the Company be, and are hereby, authorized to do all things necessary to give effect to the merger agreement; and, if necessary

•	as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient votes at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of the independent committee of the board of directors of the Company composed solely of directors unrelated to any of the management members of the Company or any member of the Consortium, the Company’s board of directors approved the merger agreement and recommends that you vote FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, FOR the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement, and FOR the proposal to instruct the chairman of the extraordinary general meeting to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

A list of the shareholders of the Company will be available at its principal executive offices at 15/AD, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

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The Rollover Shareholders have agreed to vote (or cause to be voted) all Shares and Company RSs that they owned, representing an aggregate of approximately 18.61% of the total outstanding Shares and Shares represented by Company RSs as of February 8, 2013, plus any Shares that they may acquire after February 8, 2013, in favor of the approval of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger. As of February 8, 2013, the total Shares, Company RSs and Company Options beneficially owned by the Rollover Shareholders represented 18.85% of the total outstanding Shares and Shares represented by Company RSs and Company Options (Company RSUs are excluded from these calculations because they are nonvoting).

The merger cannot be completed unless the merger agreement and the transactions contemplated by the merger agreement, including the merger, are approved by an affirmative vote of shareholders representing two-thirds or more of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. The deadline to lodge your proxy card is on         , 2013 at   :   , Beijing time. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

If you submit your signed proxy card without indicating how you wish to vote, the Shares represented by your signed proxy card will be voted FOR the approval of the merger agreement and the approval of the transactions contemplated by the merger agreement, FOR the authorization of the directors to do all things necessary to give effect to the merger agreement, and FOR any adjournment of the extraordinary general meeting referred to above unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your signed proxy card will be voted (or not submitted for voting) as your proxy determines. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

If you own American depositary shares of the Company (“ADSs”), each representing seven Shares, you cannot vote at the extraordinary general meeting directly. The Company has instructed JPMorgan Chase Bank, N.A. (the “ADS depositary”) to inform registered ADS holders that the ADS holders can download this proxy statement and the accompanying notice of extraordinary general meeting and any other applicable materials on our website (www.3Sbio.com). Please note that the ADS depositary does not review any of the materials on our website and is not liable therefor. Neither the ADS depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained or referenced on our website and none of them is liable or responsible for any information contained or referenced thereon. Upon timely receipt of a signed and completed ADS Voting Instruction Card, the ADS depositary shall endeavor insofar as practicable and permitted under the provisions of the depositary agreement or the governance documents governing Shares to vote or cause to be voted the Shares represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. The ADS depositary will not itself exercise any voting discretion in respect of any Shares.

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You should return your properly completed ADS Voting Instruction Card to the ADS depositary as promptly as practicable and in any event prior to         p.m., New York City Time, on         , 2013, which is the last date by which voting instructions may be received by the ADS depositary. If you fail to complete and return your ADS Voting Instruction Card to the ADS depositary in accordance with the instructions set forth on the ADS Voting Instruction Card, or fail to timely deliver specific voting instructions to the ADS depositary, the Shares underlying your ADSs will not be voted by the ADS depositary, nor will they be counted as present for the purpose of determining whether a quorum is present.

If you elect to dissent from the merger, you will have the right to seek appraisal and payment of the fair value of your Shares if the merger takes effect, but only if you deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS FOR AND ON BEHALF OF THE ADS HOLDER WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON ,         2013, AND BECOME REGISTERED HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON , 2013. IN ADDITION, ADS HOLDERS MUST CERTIFY TO THE COMPANY AT THE EXTRAORDINARY GENERAL MEETING THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, DIRECTLY OR INDIRECTLY, VOTING INSTRUCTIONS AS TO THE ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance voting your Shares or completing your ADS Voting Instruction Card, please contact MacKenzie Partners, Inc., the firm assisting us with this proxy solicitation, at +1 (212) 929-5500 (Collect call) or toll free at +1 (800) 322-2885.

The merger agreement and the merger are described in the accompanying proxy statement. A copy of the merger agreement is included as Annex A to the accompanying proxy statement. We urge you to read the entire proxy statement carefully.

Notes:

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1. In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company

2. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney or other person duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

5. Votes given in accordance with the terms of a proxy card shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, unless notice in writing of such death, insanity or revocation was received by the Company at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which the proxy is used.

By Order of the Board of Directors,

_____________________________
Dr. Jing Lou
Chairman of the Board of Directors
        , 2013

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Table of Contents

Page

SUMMARY TERM SHEET	1
QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER	18
SPECIAL FACTORS	28
MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS	73
THE EXTRAORDINARY GENERAL MEETING	75
THE AGREEMENT AND PLAN OF MERGER	81
PROVISIONS FOR UNAFFILIATED SECURITYHOLDERS	100
DISSENTERS’ RIGHTS	101
FINANCIAL INFORMATION	103
TRANSACTIONS IN THE SHARES AND ADSs	106
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY	107
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	109
MATERIAL PRC INCOME TAX CONSEQUENCES	112
MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES	113
FUTURE SHAREHOLDER PROPOSALS	114
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	115
WHERE YOU CAN FIND MORE INFORMATION	117
ANNEX A: Agreement and Plan of Merger	A-1
ANNEX B: Opinion of Jefferies International Limited to the Independent Committee	B-1
ANNEX C: Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238	C-1
ANNEX D: Directors and Executive Officers of Each Filing Person	D-1
ANNEX E: FORM OF PROXY CARD	E-1

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SUMMARY TERM SHEET

This “Summary Term Sheet,” together with the “Questions and Answers about the Extraordinary General Meeting and the Merger,” highlights selected information contained in this proxy statement regarding the merger and may not contain all of the information that may be important to your consideration of the merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 117. In this proxy statement, the terms “we,” “us,” “our,” and the “Company” refer to 3SBio Inc. and its subsidiaries. All references to “dollars” and “$” in this proxy statement are to U.S. dollars. All references to “RMB” in this proxy statement are to Renminbi, the legal currency of China.

The Parties Involved in the Merger

The Company

We are a leading biotechnology company in China with fully integrated research and development, manufacturing, and marketing capabilities focusing on bio-pharmaceutical products. Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. Our principal products are EPIAO and TPIAO. In addition, we have two legacy products, Intefen and Inleusin; and an in-licensed product, Iron Sucrose Supplement.

Our principal executive offices are located at No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China, and our telephone number at this address is (86 24) 2538-6000. Our registered office in the Cayman Islands is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

For a description of our history, development, business and organizational structure, please see our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011, filed with the SEC on May 2, 2012, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 117 for a description of how to obtain a copy of our Annual Report.

Century Sunshine Limited

Century Sunshine Limited, or Holdco, was formed under the laws of the Cayman Islands by Dr. Lou solely for the purpose of owning Parent and arranging the financing of the merger. Dr. Lou is currently Holdco’s sole beneficial owner. The Rollover Shareholders will cancel the Consortium Shares at the effective time of the merger and subscribe for newly-issued ordinary shares of Holdco as part of the financing of the merger pursuant to a rollover agreement dated February 8, 2013 by and among Holdco, Parent and the Rollover Shareholders (the “rollover agreement”). Holdco has not engaged in any business except for activities incidental to its formation and in connection with the transactions contemplated by the merger agreement, including the merger, and related financing transactions. Holdco’s principal business address is No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China, and its principal business telephone number is (86 24) 2581-1820. During the last five years, Holdco has not been (a) convicted in a criminal proceeding (excluding misdemeanors similar to traffic violations) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Decade Sunshine Limited

Decade Sunshine Limited, or Parent, was formed under the laws of the Cayman Islands for the purpose of owning the Company after the merger and arranging the financing of the merger. Parent is a wholly owned subsidiary of Holdco. Parent has not engaged in any business except for activities incidental to its formation and in connection with the transactions contemplated by the merger agreement, including the merger, and related financing transactions. Upon closing of the merger, the Company, as the surviving company in the merger, will be a direct wholly owned subsidiary of Parent. Parent’s principal business address is No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China, and its principal business telephone number is (86 24) 2581-1820.

During the last five years, Parent has not been (a) convicted in a criminal proceeding (excluding misdemeanors similar to traffic violations) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Decade Sunshine Merger Sub

Decade Sunshine Merger Sub, or Merger Sub, was formed under the laws of the Cayman Islands solely for the purpose of effecting the merger. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub has not engaged in any business except for activities incidental to its formation and in connection with the transactions contemplated by the merger agreement, including the merger. After the merger, Merger Sub will no longer exist. Merger Sub’s principal business address is No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China, and its principal business telephone number is (86 24) 2581-1820. During the last five years, Merger Sub has not been (a) convicted in a criminal proceeding (excluding misdemeanors similar to traffic violations) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CPEChina Fund, L.P.

CPEChina Fund, L.P., or CITIC PE, is a Cayman Islands exempted limited partnership principally engaged in the business of investment. CITIC PE will cause its wholly owned subsidiary to acquire convertible and exchangeable notes pursuant to a convertible debt commitment letter entered into between CITIC PE and Holdco on February 8, 2013. The principal business address and telephone number for CITIC PE is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, +345 949 8066.

Dr. Jing Lou

Dr. Jing Lou, a citizen of the United States of America, is the chairman since 2012 and chief executive officer of the Company since 2006. Dr. Lou and the other Rollover Shareholders will cancel the Consortium Shares at the effective time of the merger and subscribe for newly-issued ordinary shares of Holdco pursuant to the rollover agreement.

Mr. Dan Lou

Mr. Dan Lou, a citizen of the People’s Republic of China, is the founder and has been an advisor to the Company since 2012. He was the chairman of the Company’s board of directors from 2006 to 2012. Mr.

Lou and the other Rollover Shareholders will cancel the Consortium Shares at the effective time of the merger and subscribe for newly-issued ordinary shares of Holdco pursuant to the rollover agreement. Mr. Dan Lou is Dr. Lou’s father.

Mr. Bin Huang

Mr. Bin Huang, a citizen of the People’s Republic of China, is a director and vice president for human resources of the Company since 2006. Mr. Huang and the other Rollover Shareholders will cancel the Consortium Shares at the effective time of the merger and subscribe for newly-issued ordinary shares of Holdco pursuant to the rollover agreement.

Ms. Dongmei Su

Ms. Dongmei Su, a citizen of the People’s Republic of China, is a director since 2012, and vice president for research and development and chief technology officer of the Company since 2006. Ms. Su and the other Rollover Shareholders will cancel the Consortium Shares at the effective time of the merger and subscribe for newly-issued ordinary shares of Holdco pursuant to the rollover agreement.

Dr. Lou, Dan Lou, Bin Huang, Dongmei Su, Ke Li, Bo Tan, Deyu Kong, Fei You, Yongfu Chen, Jiaoe Zhang, Ming Hu, Thomas Folinsbee, Hui Dang, Qingjie Zhang and Zhonghua Zhang are collectively referred to herein as the “Rollover Shareholders.” The Rollover Shareholders and CITIC PE are collectively referred to herein as the “Consortium.” The Rollover Shareholders, Parent, Merger Sub and Holdco are collectively referred to in this proxy statement as the “Buyer Group.”

During the past five years, none of the Rollover Shareholders has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger (Page 81)

You are being asked to vote to approve the agreement and plan of merger dated February 8, 2013 among the Company, Parent and Merger Sub (the “merger agreement”), pursuant to which, once the merger agreement is approved by the requisite vote of the shareholders of the Company and the other conditions to the completion of the transactions contemplated by the merger agreement are satisfied or waived in accordance with the terms of the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “merger”). The Company, as the surviving company, will continue to do business under the name “3SBio Inc.” following the merger and will be wholly owned by Parent. The merger is a “going private” transaction with the Consortium. At the effective time of the merger, Parent will be 100% beneficially owned by the Consortium. If the merger is completed, the Company will cease to be a publicly traded company. A copy of the merger agreement is attached as Annex A to this proxy statement. You should read the merger agreement in its entirety because it, and not this proxy statement, is the legal document that governs the merger.

Merger Consideration (Page 81)

Under the terms of the merger agreement, at the effective time of the merger, each of our outstanding ordinary shares, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”), including Shares represented by American Depositary Shares (the “ADSs”), other than (a) Shares and ADSs beneficially owned by (i) Parent or Merger Sub, (ii) any member of the Consortium, including, without limitation, each restricted share (a “Company RS”) and restricted share unit (a “Company RSU”) of the Company that are listed in Schedule A to the rollover agreement, Parent and Holdco, pursuant to which each such Company RS and

Company RSU, together with the Shares and ADSs beneficially owned by the Rollover Shareholders, will be cancelled for nil consideration ((i) and (ii) collectively, the “Consortium Shares”) or (iii) the Company or any direct or indirect wholly owned subsidiary of the Company, and (b) any Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (as amended) (the “Cayman Islands Companies Law”) (the “Dissenting Shares,” together with the Shares and ADSs described under (a), the “Excluded Shares”), will be cancelled in exchange for the right to receive $2.20 per Share in cash without interest, and for the avoidance of doubt, because each ADS represents seven Shares, each outstanding ADS (other than any ADS that represents Excluded Shares) will represent the right to receive $15.40 per ADS in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement governing the ADSs), in each case, net of any applicable withholding taxes.

The Excluded Shares other than Dissenting Shares will be automatically cancelled at the effective time of the merger without payment of any consideration.

Each outstanding Dissenting Share will be cancelled for their appraised or agreed value under the Cayman Islands Companies Law.

Treatment of Company Options and Restricted Shares (Page 82)

If the merger is completed, each Company Option that is then outstanding and unexercised, vested or unvested, will be cancelled and converted into the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to (A) the total number of Shares issuable upon exercise of such Company Option immediately prior to the effective time of the merger multiplied by (B) the excess, if any, of (x) $2.20 over (y) the exercise price payable per Share issuable under such Company Option.

In addition, each Company RS and Company RSU that is then outstanding, vested or unvested, shall automatically become fully vested and be released from any restrictions on transfer as of the effective time of the merger. At the effective time of the merger, all of the Company RSs and Company RSUs, except for those that are included in the Consortium Shares, will automatically be cancelled and cease to exist, and the holders thereof will be entitled to receive from the surviving company, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the product of (A) the number of the Company RSs, or Shares or ADSs then subject to the Company RSUs, as the case may be, multiplied by (B) $2.20 or $15.40, as applicable. At the effective time of the merger, the Company RSs and Company RSUs that are included in the Consortium Shares will automatically be cancelled for nil consideration.

Record Date and Voting (Page 76)

You are entitled to vote at the extraordinary general meeting if you have Shares registered in your name at the close of business in the Cayman Islands on , 2013, the Share record date for voting at the extraordinary general meeting. If you own ADSs at the close of business in New York City on        , 2013, the ADS record date, you cannot vote at the extraordinary general meeting directly, but you may instruct JPMorgan Chase Bank, N.A. (the “ADS depositary”) (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than        p.m., New York City time on        , 2013 in order to ensure your Shares are properly voted at the extraordinary general meeting. If you fail to complete and return your ADS Voting Instruction Card to the ADS depositary in accordance with the instructions set forth on the ADS Voting Instruction Card, or fail to timely deliver specific voting instructions to the ADS depositary, the Shares underlying your ADSs will not be voted by the ADS depositary, nor will they be counted as present for the purpose of determining whether a quorum is present. Alternatively, if you own ADSs on the ADS record date, you may vote at the extraordinary general meeting by cancelling your ADSs before the close of business in New York City on        , 2013 and becoming a registered holder of Shares by the close of business in the Cayman Islands on        , 2013, the Share record date. In addition, ADS holders must certify to the Company at the extraordinary general meeting that they have not given, and will not give, directly or indirectly, voting instructions as to the ADSs (or, alternatively, that they will not vote the Shares). Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share record date, there will be Shares entitled to be voted at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card and vote is        , 2013 at    (Beijing time). Please see “—Voting Information” below.

Shareholder Vote Required to Approve the Merger Agreement (Page 76)

Approval of the merger agreement requires the approval by an affirmative vote of shareholders representing two-thirds or more of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Based on the amount of Shares expected to be outstanding on the Share record date, approximately Shares must be voted in favor of the proposal to approve the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, in order for the proposal to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

As of February 8, 2013, the Rollover Shareholders collectively beneficially owned in the aggregate (a) 21,688,826 Shares, (b) Company RSs representing 8,965,292 Shares, (c) Company Option to purchase 573,867 Shares and exercisable within 60 days of February 8, 2013, and (d) Company RSUs representing 931,875 Shares. As of February 8, 2013, the total Shares beneficially owned by the Rollover Shareholders represented 13.93% of the total outstanding Shares, the total Shares and Company RSs beneficially owned by the Rollover Shareholders represented 18.61% of the total outstanding Shares and Shares represented by Company RSs, and the total Shares, Company RSs and Company Options beneficially owned by the Rollover Shareholders represented 18.85% of the total outstanding Shares and Shares represented by Company RSs and Company Options (Company RSUs are excluded from these calculations because they are nonvoting).

Pursuant to a voting agreement dated February 8, 2013 by and among the Company, the Rollover Shareholders and Parent (the “voting agreement”), the Rollover Shareholders have agreed to vote (or cause to be voted), all Shares and Company RSs that they owned, representing an aggregate of approximately 18.61% of the total outstanding Shares and Shares represented by Company RSs as of February 8, 2013, plus any Shares that they may acquire after February 8, 2013, in favor of the approval of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger. As of February 8, 2013, the total Shares, Company RSs and Company Options beneficially owned by the Rollover Shareholders represented 18.85% of the total outstanding Shares and Shares represented by Company RSs and Company Options (Company RSUs are excluded from these calculations because they are nonvoting).

If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you. These non-voted Shares are referred to as “broker non-votes.”

Prior to obtaining the required shareholder approval of the merger agreement, if the board of directors of the Company makes a change in board recommendation and/or authorizes the Company to terminate the merger agreement to enter into an alternative acquisition agreement for a superior proposal pursuant to the merger agreement, the Company will not be required to convene the extraordinary general meeting and submit the merger agreement to the holders of the Shares and ADSs for approval.

Voting Information (Page 77)

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the accompanying proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is        , 2013 at   :   (Beijing time). If you hold ADSs, please complete, sign, date and return the ADS Voting Instructions Card to the ADS depositary. If a broker holds your Shares or ADSs in “street name,” your broker should provide you with instructions on how to vote your Shares or ADSs.

If you own ADSs as of the close of business in New York City on        , 2013, the ADS record date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary must receive such instructions no later than       p.m. (New York City time) on        , 2013 in order to ensure your Shares are properly voted at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a registered holder of Shares prior to the close of business in the Cayman Islands on        , 2013. If you wish to cancel your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation before the close of business in New York City on        , 2013 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares) and (b) payment of the ADS cancellation fees ($0.05 per ADS to be cancelled) and any applicable taxes. In addition, the Company requires that the holder of ADS certifies in writing to the Company at the extraordinary general meeting that the holder of ADS either (i) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, directly or indirectly, voting instructions to the ADS depositary in respect of the ADSs being cancelled, or has given, or may give, directly or indirectly, voting instructions to the ADS depositary in respect of the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting and to obtain, upon any transfer of the corresponding Shares prior to the Share record date, an undertaking from the transferee of the corresponding Shares not to vote the corresponding Shares at the extraordinary general meeting, or (ii) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting and to obtain, upon any transfer of the corresponding Shares prior to the Share record date, an undertaking from the transferee of the corresponding Shares not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for J.P. Morgan Chase Bank N.A. – Hong Kong Branch (DCC), the custodian holding the Shares represented by ADSs, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Dissenters’ Rights of Shareholders and ADS Holders (Page 101)

Shareholders who elect to dissent from the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger takes effect, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS FOR AND ON BEHALF OF THE ADS HOLDER WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON        , 2013, AND BECOME REGISTERED HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON        , 2013. IN ADDITION, ADS HOLDERS MUST CERTIFY TO THE COMPANY AT THE EXTRAORDINARY GENERAL MEETING THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, DIRECTLY OR INDIRECTLY, VOTING INSTRUCTIONS AS TO THE ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex C to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Purposes and Effects of the Merger (Page 47 and Page 57)

The purpose of the merger is to enable the Consortium to acquire 100% control of the Company in a transaction in which the Company’s unaffiliated shareholders and unaffiliated ADS holders will be cashed out in exchange for $2.20 per Share, or $15.40 per ADS, so that the Consortium will bear the rewards and risks of the ownership of the Company after the merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. Immediately after the completion of the merger, the Company will be directly owned by Parent and beneficially owned by the Consortium. Please see “Special Factors — Purposes and Reasons of the Buyer Group and CITIC PE for the Merger” beginning on page 47 for additional information.

The Company’s ADSs are currently listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “SSRX.” It is expected that, immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately held company owned directly by Parent and indirectly, through Holdco and Parent, by the Consortium. Following the completion of the merger, the ADSs will cease to be listed on NASDAQ, and price quotations with respect to sales of the ADSs in the public market will no longer be available. Please see “Special Factors — Effect of the Merger on the Company” beginning on page 57 for additional information.

Plans for the Company after the Merger (Page 60)

After the effective time of the merger, Parent anticipates that the Company will continue its current operations, except that it will (i) cease to be an independent publicly traded company and will instead be a wholly owned subsidiary of Parent and (ii) have substantially more debt than it currently has. Please see “Special Factors Relating to the Merger — Plans for the Company after the Merger” beginning on page 60 for additional information.

Recommendations of the Independent Committee and the Board of Directors (Page 37)

The independent committee unanimously (a) determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is fair to, and is in the best interests of, the Company and its unaffiliated shareholders and unaffiliated ADS holders, (b) declared it advisable to enter into the merger agreement, and (c) recommended that our board of directors approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. Based in part on the unanimous recommendation of the independent committee, our board of directors determined that the merger is fair (both substantively and procedurally) to, and is in the best interests of, the Company and its unaffiliated shareholders and unaffiliated ADS holders, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. ACCORDINGLY, OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER.

The primary benefits of the merger to the Company’s unaffiliated shareholders and unaffiliated ADS holders include, without limitation, (a) the receipt by such shareholders and ADS holders of $2.20 per Share, or $15.40 per ADS in cash (in the case of ADSs, less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement), which will be financed as described under the caption “Special Factors — Financing of the Merger” in this proxy statement, representing a premium of approximately 32.9% to the closing price of the ADSs on NASDAQ on September 11, 2012 and 33.4% over the Company’s 30-trading day volume weighted average closing price on September 11, 2012, the last trading day prior to the Company’s announcement on September 12, 2012 that it had received a “going private” proposal from Dr. Lou and CITIC PE; and (b) the avoidance of the risks associated with any possible decrease in our future revenues and free cash flow, growth or value following the merger.

The primary detriments of the merger to the Company’s unaffiliated shareholders and unaffiliated ADS holders include, without limitation, (a) such shareholders and ADS holders will no longer benefit from the possible increase in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and (b) in general, the receipt of cash pursuant to the merger or through the exercise of dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

To the extent known by each Filing Person after making reasonable inquiry, except as set forth under “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” and “The Extraordinary General Meeting—Our Board’s Recommendation,” no executive officer, director or affiliate of the Company or such Filing Person has made a recommendation either in support of or opposed to the transaction.

The independent committee has engaged Jefferies International Limited (“Jefferies”) as its financial advisor and Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) as its U.S. legal advisor in connection with its evaluation of the merger and any possible alternative transactions involving the Company.

No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders and unaffiliated ADS holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

Position of the Buyer Group and CITIC PE as to the Fairness of the Merger (Page 44)

Each member of the Buyer Group and CITIC PE believes that the merger is fair to the unaffiliated shareholders and unaffiliated ADS holders of the Company. Each member of the Buyer Group and CITIC PE is making the statements included in this paragraph solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act of 1934, as amended (“Exchange Act”). In arriving at their position as to the fairness of the merger, members of the Buyer Group and CITIC PE considered the factors discussed in the section titled “Special Factors — Position of the Buyer Group and CITIC PE as to the Fairness of the Merger.”

Financing of the Merger (Page 61)

The Consortium estimates that the total amount of funds required to consummate the merger and related transactions, including payment of merger consideration to unaffiliated shareholders and unaffiliated ADS holders and fees and expenses in connection with the merger, will be approximately $313 million, assuming no exercise of dissenters’ rights by any shareholder of the Company. In calculating this amount, the Company and the Consortium did not consider the value of the Consortium Shares which will be cancelled for no consideration pursuant to the merger agreement. The Consortium expects to fund the merger through a combination of the following: (a) the proceeds from issuance by Holdco of convertible and exchangeable notes, in an aggregate amount of $133 million, to a wholly owned subsidiary of CITIC PE, pursuant to a commitment letter dated as of February 8, 2013 (the “CITIC PE commitment letter”); (b) senior debt financing of up to $100 million under a debt facility agreement, dated as of February 8, 2013, between, among others, Parent, as borrower, China CITIC Bank International Limited (“CITIC Bank”), as one of the lenders, lead arranger, facility agent and security agent, and each lender from time to time party thereto (the “debt facility agreement”) and (c) cash from the resources of the Company and its subsidiaries in the amount of approximately $80 million (the “Company cash”). Additionally, the Rollover Shareholders will cancel the Consortium Shares, consisting of 20,185,915 Shares and 1,413,881 Company RSs and Company RSUs (in the case of Company RSs and Company RSUs, each is denominated in ADSs and represents seven Shares), the equivalent of an investment of approximately $66.18 million based upon the per Share merger consideration of $2.20 or per ADS merger consideration of $15.40, and subscribe for newly-issued ordinary shares of Holdco. Please see “Special Factors — Financing of the Merger” beginning on page 61 for additional information.

Limited Guaranties (Page 64)

In connection with the merger, each of Dr. Lou and CITIC PE has entered into a limited guaranty, dated as of February 8, 2013, in favor of the Company to guarantee the obligations of Parent under the merger agreement to pay, under certain circumstances set forth in the merger agreement, a reverse termination fee to the Company and reimburse certain expenses incurred by the Company. Dr. Lou's aggregate liability under the limited guaranty will in no event exceed the amount equal to (a) $3.57 million minus (b) any portion of the guaranteed obligations actually paid by Parent or Merger Sub. CITIC PE's aggregate liability under the limited guaranty will in no event exceed the amount equal to (a) $3.43 million minus (b) any portion of the guaranteed obligations actually paid by Parent or Merger Sub. Please see “The Agreement and Plan of Merger—Termination Fees and Reimbursement of Expenses” beginning on page 97 for a discussion of circumstances under which the termination fee and reimbursement of expenses may become payable by Parent. Please see “Special Factors—Limited Guaranties” beginning on page 64 for additional information regarding the limited guaranties.

Share Ownership of Certain Affiliates of the Company and Voting Commitments (Page 107)

As of February 8, 2013, (a) Dr. Lou, our chairman and chief executive officer, beneficially owned 6,166,139 Shares, or approximately 4.0% of the outstanding Shares; (b) Dan Lou, founder and an advisor to the Company, beneficially owned 9,841,101 Shares, or approximately 6.3% of the outstanding Shares; (c) Bin Huang, a director and vice president of the Company, beneficially owned 1,356,745 Shares, or approximately 0.9% of the outstanding Shares; (d) Dongmei Su, a director and vice president of the Company, beneficially owned 1,160,121 Shares, or approximately 0.7% of the outstanding Shares and (e) the Rollover Shareholders, as a group, beneficially owned approximately 13.93% of our outstanding Shares. Please see “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 107 for additional information.

The Rollover Shareholders have agreed to vote (or cause to be voted) all Shares and Company RSs that they owned, representing an aggregate of approximately 18.61% of the total outstanding Shares and Shares represented by Company RSs as of February 8, 2013, plus any Shares that they may acquire after February 8, 2013, in favor of the approval of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger. As of February 8, 2013, the total Shares, Company RSs and Company Options beneficially owned by the Rollover Shareholders represented 18.85% of the total outstanding Shares and Shares represented by Company RSs and Company Options (Company RSUs are excluded from these calculations because they are nonvoting). Except for certain sections, the voting agreement will terminate on the earliest to occur of: (a) termination of the merger agreement in accordance with its terms, (b) delivery of a written agreement of Parent and the Company (at the direction of the independent committee) to terminate the voting agreement and (c) the effective time of the merger.

Opinion of Jefferies, the Independent Committee’s Financial Advisor (Page 51)

In connection with the merger, the independent committee received an opinion, dated February 8, 2013, from Jefferies, as to the fairness, from a financial point of view and as of such date, of the $2.20 per Share merger consideration to be received by holders of Shares and the $15.40 per ADS merger consideration to be received by holders of ADSs (in each case other than Parent, Merger Sub and holders of Consortium Shares, and their respective affiliates). For purposes of this opinion, “holders of Consortium Shares” include any security holders of the Company, including Dr. Lou, that enter into a rollover agreement and voting agreement in connection with the merger. The full text of Jefferies’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies. This opinion is attached as Annex B and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the independent committee (in its capacity as such) in its evaluation of the merger consideration from a financial point of view and did not address any other aspect of the merger. The opinion did not address the relative merits of the transactions contemplated by the merger agreement or related documents as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the merger or the terms of the merger agreement or any rollover, voting or other documents, agreements or arrangements referred to in the merger agreement or entered into in connection with the merger or otherwise. Jefferies’ opinion should not be construed as creating any fiduciary duty on Jefferies’ part to any party and does not constitute a recommendation as to how any security holder should vote or act with respect to the merger or any related matter. Please see “Special Factors— Opinion of Jefferies, the Independent Committee’s Financial Advisor” beginning on page 51 for additional information.

Interests of the Company's Executive Officers and Directors in the Merger (Page 66)

In considering the recommendations of the board of directors, the Company's shareholders should be aware that certain of the Company's directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company's shareholders generally. These interests include, among others:

  the beneficial ownership of the equity interests in Parent by the Rollover Shareholders after the effective time of the merger (including certain executive officers and directors of the Company, such as Dr. Lou, our chairman and chief executive officer);

  the potential enhancement or decline of the share value for Parent, of which the Rollover Shareholders (including certain executive officers and directors of the Company) will be beneficial owners after the effective time of the merger, as a result of the merger and future performance of the surviving company;

  the acceleration of the vesting of Company RSs and Company RSUs, certain of which are beneficially owned by the Rollover Shareholders (including certain executive officers and directors of the Company), the replacement of certain of the Company RSs and Company RSUs by a grant of a certain number of ordinary shares of Holdco and the cash-out of the remaining Company RSs and Company RSUs;

  continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company;

  cash-out of Company Options beneficially held by the Company's employees, directors and executive officers;

  the compensation of members of the independent committee in exchange for their services in such capacity at a rate of $10,000 per month for the chairman and $5,000 per month for the other members of the independent committee (the payment of which is not contingent upon the completion of the merger or the independent committee's or the board's recommendation of the merger); and

  the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions.

The independent committee and our board of directors were aware of these interests and considered them, among other matters, in reaching their decisions and recommendations with respect to the merger agreement and related matters. Please see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 66 for additional information.

Acquisition Proposals (Page 91)

Until the effective time of the merger, the Company, its subsidiaries and their respective representatives may not, directly or indirectly, (a) initiate, solicit or encourage the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, any acquisition proposal; (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to the Company or any of its subsidiaries to facilitate, any acquisition proposal; or (c) enter into any letter of intent, agreement or agreement in principle with respect to an acquisition proposal. The Company will cease and cause to be terminated any existing activities, discussions or negotiations with any person prior to the date of the merger agreement with respect to any possible acquisition proposal.

Notwithstanding the above obligations, prior to obtaining the required shareholder approval of the merger agreement, but not after, if the Company receives an unsolicited bona fide acquisition proposal from any person that did not result from a breach by the Company of its “no-shop” obligations described above, (a) the Company and its representatives may contact such person to clarify the terms and conditions of the proposal so as to determine whether such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal and (b) if the board of directors of the Company has determined, in its good faith judgment, upon the recommendation of the independent committee (after consultation with its financial advisor and independent legal counsel), that such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal, then the Company and its representatives may furnish information (including non-public information) with respect to the Company to the person who has made such acquisition proposal and engage in or otherwise participate in discussions or negotiations with the person making such acquisition proposal; provided that the Company shall (1) notify Parent of any acquisition proposal (including, without limitation, all material terms and conditions thereof and the identity of the person making it) promptly (but in no case later than 48 hours) after its receipt thereof, and shall provide Parent with a copy of any written acquisition proposal or amendments or supplements thereto, and shall thereafter inform Parent on a reasonably current basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such acquisition proposal, (2) obtain from such person an executed confidentiality agreement (a copy of which shall be promptly delivered to Parent following its execution) containing terms at least as restrictive with respect to such person in all material respects as the terms contained in the confidentiality agreement that was entered into by CITIC PE and the Company on October 8, 2012 are with respect to Parent, and (3) promptly give Parent a copy of any information delivered to such person that was not previously provided to Parent.

Except as permitted by the terms of the merger agreement described below, the Company has agreed in the merger agreement that neither the board of directors of the Company nor the independent committee shall (i) fail to recommend that shareholders of the Company vote in favor of the merger agreement and the merger or fail to include the board recommendation in this proxy statement, (ii) withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the board recommendation or (iii) (A) adopt, approve or recommend, or propose to adopt, approve or recommend, to the shareholders of the Company any acquisition proposal, or (B) authorize, cause or permit the Company or any subsidiary of the Company to enter into any (x) letter of intent, agreement or agreement in principle with respect to any acquisition proposal or (y) definitive acquisition agreement, merger agreement or similar definitive agreement relating to any acquisition proposal.

Prior to obtaining the required shareholder approval of the merger agreement, but not after, the board of directors of the Company may recommend an alternative acquisition proposal, authorize the Company to terminate the merger agreement and enter into an alternative acquisition agreement, if (i) such action is in response to the receipt of an acquisition proposal that the board of directors of the Company has determined, in its good faith judgment upon the recommendation of the independent committee (after consultation with its financial advisor and independent legal counsel), is a superior proposal and the Company has not violated in any material respect the Company’s “no-shop” obligations described above, and (ii) the board of directors of the Company determines, in its good faith judgment upon the recommendation of the independent committee (upon advice by independent legal counsel), that the failure to do so would be inconsistent with its fiduciary duties under applicable laws, subject to certain notice, negotiation and “match” rights of Parent.

Prior to obtaining the required shareholder approval of the merger agreement, but not after, the board of directors of the Company may change its recommendation of the merger, other than in response to or in connection with an acquisition proposal, if the board of directors of the Company determines, in its good faith judgment upon the recommendation of the independent committee (upon advice by independent legal counsel), that the failure to do so would be inconsistent with its fiduciary duties under applicable laws, subject to certain notice, negotiation and “match” rights of Parent.

Termination of the Merger Agreement (Page 96)

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the required shareholder approval of the merger agreement has been obtained:

  by mutual written consent of the Company (acting upon the recommendation of the independent committee) and Parent;

  by either Parent or the Company, if:

  the merger has not been completed on or before November 8, 2013 (the “termination date”), provided, that this termination right is not available to a party whose breach of, or failure to fulfill any of its obligations under, the merger agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the merger to have been completed on or before the termination date;

  any governmental entity of competent jurisdiction shall have issued a final, non-appealable order permanently enjoining or otherwise prohibiting or making illegal the completion of the merger; provided, that this termination right is not available to a party whose breach of, or failure to fulfill any of its obligations under, the merger agreement has been the primary cause of, primarily resulted in, or materially contributed to such order; or

  our shareholders do not approve the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof.

  by the Company:

  if Parent or Merger Sub has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall not be true and correct, such that any mutual condition to closing of the Company, Parent and Merger Sub, or any additional closing condition of the Company, would not be satisfied and such breach or inaccuracy cannot be cured by the termination date, or if curable, is not cured, within 15 days following receipt by Parent or Merger Sub of written notice thereof from the Company; provided, that this termination right is not available to the Company if it is then in material breach of any of its representations, warranties, covenants or other agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied;

  if all of the mutual closing conditions of the Company, Parent and Merger Sub, and the additional closing conditions of Parent and Merger Sub, to consummate the merger are satisfied, the Company has irrevocably confirmed by written notice to Parent that all conditions to its obligation to consummate the merger have been satisfied or that it is willing to waive any unsatisfied conditions, and the merger shall not have been completed within three business days after the delivery of such notice; or

  prior to obtaining the required shareholder approval of the merger agreement, but not after, in order to enter into an alternative acquisition agreement with respect to a superior proposal in compliance with the Company’s obligations described under “Acquisition Proposals” above.

  by Parent, if:

  (i) the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall not be true and correct, such that any mutual condition to closing of the Company, Parent and Merger Sub, or any additional closing condition of Parent and Merger Sub, would not be satisfied and such breach or inaccuracy cannot be cured by the Company by the termination date, or if curable, is not cured, within 15 days following receipt of written notice thereof from Parent or any shorter period that remains between the date Parent provides written notice of such breach and the termination date; or (ii) the Company has breached in any material respect any of its obligations described under “Acquisition Proposals” above, such that any mutual condition to closing of the Company, Parent and Merger Sub, or any additional closing condition of Parent and Merger Sub, would not be satisfied and such breach cannot be cured by the Company by the termination date, of if capable of being cured, is not cured within 10 days following receipt of written notice thereof from Parent or any shorter period that remains between the date Parent provides written notice of such breach and the termination date; provided, that this termination right is not available to Parent if it is then in material breach of any of its representations, warranties, covenants or other agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied; or

  (a) the board of directors of the Company, whether or not permitted to do so by the merger agreement, has (i) failed to include its recommendation of the merger in this proxy statement, (ii) changed its recommendation of the merger, (iii) adopted, approved or recommended, or proposed to adopt, approve or recommend, to the shareholders of the Company any other acquisition proposal, or (iv) resolved to do any of the foregoing, (b) the Company has entered into an alternative acquisition agreement, letter of intent or agreement in principle with respect to any acquisition proposal, or (c) the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing.

Termination Fees and Reimbursement of Expenses (Page 97)

The Company is required to pay Parent a termination fee of $3 million and fees and expenses incurred by Parent of up to $1 million if the merger agreement is (a) terminated by Parent (i) due to a material breach by the Company of its representations, warranties, covenants or agreements in the merger agreement or (ii) after (A) the board of directors of the Company (1) failed to include its recommendation of the merger in this proxy statement, (2) changed its recommendation of the merger, (3) adopted, approved or recommended, or proposed to adopt, approve or recommend, to the shareholders of the Company any acquisition proposal, or (4) resolved to do any of the foregoing, (B) the Company entered into an alternative acquisition agreement, letter of intent or agreement in principle with respect to any acquisition proposal, or (C) the Company or the board of directors of the Company publicly announced its intention to do any of the foregoing; (b) terminated by the Company prior to obtaining the required shareholder approval of the merger agreement in order to enter into an alternative acquisition agreement with respect to a superior proposal; or (c) if (i) the merger agreement is terminated by the Company or Parent due to (x) the expiration of the termination date or (y) failure to obtain the required shareholder approval of the merger agreement, (ii) a bona fide acquisition proposal has been publicly announced or publicly made known (and not withdrawn) after February 8, 2013 and prior to the termination of the merger agreement, and (iii) the Company or any of its subsidiaries consummates an acquisition proposal (whether or not it was the same acquisition proposal) within 12 months of the termination of the merger agreement.

Parent is required to pay the Company a termination fee of $6 million and fees and expenses incurred by the Company of up to $1 million if (a) the merger agreement is terminated by the Company due to a material breach by Parent or Merger Sub of its representations, warranties, covenants or agreements in the merger agreement; or (b) the merger agreement is terminated by the Company because (i) all of the mutual closing conditions of the Company, Parent and Merger Sub, and the additional closing conditions of Parent and Merger Sub, to consummate the merger are satisfied, (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions to its obligation to consummate the merger have been satisfied or that it is willing to waive any unsatisfied conditions, and (iii) the merger shall not have been completed within three business days after the delivery of such notice.

Material U.S. Federal Income Tax Consequences (Page 109)

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Please see “Material U.S. Federal Income Tax Consequences” beginning on page 109 for additional information. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the merger to you.

Material PRC Income Tax Consequences (Page 112)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law or that the gain recognized on the receipt of cash for our Shares or ADSs should be subject to PRC tax to holders of such Shares and ADSs that are not PRC residents. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for our Shares or ADSs pursuant to the merger or through the exercise of dissenters’ rights by our shareholders or ADSs holders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 20% in the case of individuals or 10% in the case of corporations (subject to applicable treaty relief). You should consult your own tax advisor for a full understanding of the tax consequences of the merger or the exercise of dissenters’ rights to you, including any PRC tax consequences. Please see “Material PRC Income Tax Consequences” beginning on page 112 for additional information.

Material Cayman Islands Tax Consequences (Page 113)

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares under the terms of the merger agreement. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any transaction documents are brought to or executed in the Cayman Islands or produced before a court in the Cayman Islands; and (b) registration fees will be payable to the Registrar of Companies to register the plan of merger. Please see “Material Cayman Islands Tax Consequences” beginning on page 113 for additional information.

Regulatory Matters (Page 71)

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Islands Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and notice of merger being published in the Cayman Islands Gazette.

Accounting Treatment of the Merger (Page 71)

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in accordance with Accounting Standards Codification 805-50, “Business Combinations—Related Issues.”

Conditions to the Merger (Page 95)

The obligations of each party to complete the transactions contemplated by the merger agreement are subject to the satisfaction of the following conditions:

  the merger agreement and the merger being approved by shareholders representing two-thirds or more of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting; and

  no order issued by any governmental entity of competent jurisdiction or any other law preventing or making illegal the completion of the merger being in effect.

The obligations of Parent and Merger Sub to consummate the transactions contemplated by the merger agreement, including the merger, are also subject to the satisfaction, or waiver by Parent, of the following conditions:

  the representations and warranties of the Company in the merger agreement (without giving effect to any materiality or Company material adverse effect qualifications therein) being true and correct as of the date of the merger agreement and as of the closing date (except to the extent expressly made as of a specific date, in which case as of such date), subject to a Company material adverse effect exception;

  the Company having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

  the Company having delivered to Parent a certificate, dated the closing date, signed by a director or officer of the Company, certifying as to the satisfaction of the conditions above;

  since the date of the merger agreement, there having been no effect, change, event or occurrence that has had or would have, individually or in the aggregate, a Company material adverse effect;

  the holders of no more than 12.5% of the outstanding Shares having validly served a notice of objection to the merger under Section 238 of the Cayman Islands Companies Law; and

  the aggregate amount of the available Company cash and the Company cash backup financing arranged by Parent being at least $79 million as of the closing date.

The obligations of the Company to consummate the transactions contemplated by the merger agreement, including the merger, are also subject to the satisfaction, or waiver by the Company, of the following conditions:

  the representations and warranties of Parent and Merger Sub in the merger agreement (without giving effect to any materiality or Parent material adverse effect qualifications therein) being true and correct as of the date of the merger agreement and as of the closing date (except to the extent expressly made as of a specific date, in which case as of such date), subject to a Parent material adverse effect exception;

  each of Parent and Merger Sub having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

  Parent having delivered to the Company a certificate, dated the closing date, signed by a director or officer of Parent, certifying as to the satisfaction of the conditions above.

Market Price of the Shares (Page 73)

The closing price of the ADSs on NASDAQ on September 11, 2012, the last trading date immediately prior to the Company’s announcement on September 12, 2012 that it had received a “going private” proposal from Dr. Lou and CITIC PE, was $11.59 per ADS. The merger consideration of $15.40 per ADS to be paid in the merger represents a premium of approximately 32.9% to that closing price.

Fees and Expenses (Page 71)

Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	What is the merger and what will happen in the merger?

A:

The merger is a going private transaction pursuant to which Merger Sub will merge with and into the Company. Once the merger agreement is approved by the requisite percentage of the shareholders of the Company and the other closing conditions under the merger agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company after the merger. If the merger is completed, the Company will continue its operations as a privately held company owned directly by Parent and beneficially by the Consortium. The Consortium consists of CITIC PE and the Rollover Shareholders. The Rollover Shareholders consist of Dr. Lou, Dan Lou, Bin Huang, Dongmei Su, Ke Li, Bo Tan, Deyu Kong, Fei You, Yongfu Chen, Jiaoe Zhang, Ming Hu, Thomas Folinsbee, Hui Dang, Qingjie Zhang and Zhonghua Zhang. The Buyer Group consists of the Rollover Shareholders, Parent, Merger Sub and Holdco. As a result of the merger, the ADSs will no longer be listed on NASDAQ, and the Company will cease to be a publicly traded company.

Q:	What will I receive in the merger?

A:

If you own Shares and the merger is completed, you will be entitled to receive $2.20 in cash, without interest and net of any applicable withholding taxes, for each Share you own as of the effective time of the merger (unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights under Section 238 of the Cayman Islands Companies Law with respect to the merger, in which event you will be entitled to the value of each Share appraised pursuant to the Cayman Islands Companies Law).

If you own ADSs and the merger is completed, you will be entitled to receive $15.40 (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement) in cash, without interest and net of any applicable withholding taxes, for each ADS you own as of the effective time of the merger, unless you (a) surrender your ADS to the ADS depositary, pay the ADS depositary’s fees required for the cancellation of ADSs, provide instructions for the registration of the corresponding Shares, and certify that you will be the registered and beneficial owner of the corresponding Shares and you have not given, and will not give, directly or indirectly, voting instructions in respect of the ADSs (or, alternatively, you will not vote the Shares) before the close of business in New York City on , 2013 and become a registered holder of Shares by the close of business in the Cayman Islands on , 2013 and (b) comply with the procedures and requirements for exercising dissenters’ rights for the Shares under Section 238 of the Cayman Islands Companies Law.

Please see “Material U.S. Federal Income Tax Consequences,” “Material PRC Income Tax Consequences” and “Material Cayman Islands Tax Consequences” beginning on page 109 for a more detailed description of the tax consequences of the merger. You should consult your own tax advisor for a full understanding of how the merger will affect your U.S. federal, state, local, foreign and other taxes.

Q:	How will the Company’s share options and restricted shares be treated in the merger?

A:

If the merger is completed, each Company Option that is then outstanding and unexercised, vested or unvested, will be cancelled and converted into the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to (A) the total number of Shares issuable upon exercise of such Company Option immediately prior to the effective time of the merger multiplied by (B) the excess, if any, of (x) $2.20 over (y) the exercise price payable per Share issuable under such Company Option.

In addition, each Company RS and Company RSU that is then outstanding, vested or unvested, will automatically become fully vested and be released from any restrictions on transfer as of the effective time of the merger. At the effective time of the merger, all of the Company RSs and Company RSUs, except for those that are included in the Consortium Shares, will automatically be cancelled and cease to exist, and the holders thereof will be entitled to receive from the surviving company, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the product of (A) the number of the Company RSs, or Shares or ADSs then subject to the Company RSUs, as the case may be, multiplied by (B) $2.20 or $15.40, as applicable. At the effective time of the merger, the Company RSs and Company RSUs that are included in the Consortium Shares will automatically be cancelled for nil consideration.

Q:	After the merger is completed, how will I receive the merger consideration for my Shares?

A:

If you are a registered holder of Shares, promptly after the effective time of the merger, a paying agent appointed by Parent will mail you (a) a form of letter of transmittal for the purpose of specifying how the delivery of the merger consideration to you is to be effected and (b) instructions for effecting the surrender of any share certificates in exchange for the applicable merger consideration.

If your Shares are represented by share certificates, unless you validly exercise and have not effectively withdrawn or lost your dissenters' rights in accordance with Section 238 of the Cayman Islands Companies Law, upon your surrender of the share certificates (or an affidavit and indemnity of loss in lieu of the share certificates) together with a duly completed letter of transmittal, the paying agent will send you the per Share merger consideration of $2.20 in cash, without interest and net of any applicable withholding taxes, for each Share represented by the share certificate in exchange for the cancellation of your share certificates after completion of the merger. If you hold your Shares in book-entry form, that is, without a share certificate, unless you validly exercise and have not effectively withdrawn or lost your dissenters' rights in accordance with Section 238 of the Cayman Islands Companies Law, the paying agent will automatically send you the per Share merger consideration of $2.20 in cash, without interest and net of any applicable withholding taxes, in exchange for the cancellation of each of your Shares after completion of the merger.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	After the merger is completed, how will I receive the cash for my ADSs?

A:

If your ADSs are represented by certificates, also referred to as ADRs, unless you have surrendered your ADRs to the ADS depositary for cancellation prior to the effective time of the merger, upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS depositary after the effective time of the merger), the ADS depositary will send to you a check for the per ADS merger consideration of $15.40 in cash, without interest and net of any applicable withholding taxes (less $0.05 per ADS cancellation fees payable by holders of ADSs pursuant to the deposit agreement), in exchange for the cancellation of your ADRs after the completion of the merger. If you hold your ADSs in un-certificated form, that is, without an ADR, unless you have surrendered your ADSs to the

ADS depositary for cancellation prior to the effective time of the merger, the ADS depositary will automatically send to you a check for the per ADS merger consideration of $15.40 in cash, without interest and net of any applicable withholding taxes (less $0.05 per ADS cancellation fees payable by holders of ADSs pursuant to the deposit agreement), in exchange for the cancellation of your ADSs after the completion of the merger. The per ADS merger consideration may be subject to backup withholding taxes if you have not provided a properly completed U.S. Internal Revenue Service Form W-9 or applicable Form W-8. In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS depositary, the check for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee only if the ADRs, if applicable, are presented to the ADS depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable.

If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration for your ADSs as the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee.

Q:	When and where will the extraordinary general meeting be held?

A:

The extraordinary general meeting will take place on        , 2013 at      (beijing time) at our executive office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China.

Q:	What matters will be voted on at the extraordinary general meeting?

A:	You will be asked to consider and vote on the following proposals:

to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger;

to authorize the directors of the Company to do all things necessary to give effect to the merger agreement; and if necessary to approve that the chairman of the extraordinary meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Q:	What vote of our shareholders is required to approve the merger agreement?

A:

Approval of the merger agreement requires the affirmative vote of shareholders representing two- thirds or more of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. At the close of business on        , 2013 in the Cayman Islands, the Share record date for the extraordinary general meeting,        Shares were outstanding and entitled to vote at the extraordinary general meeting. Pursuant to the voting agreement, the Rollover Shareholders have agreed to vote (or cause to be voted) all Shares and Company RSs that they owned, representing an aggregate of approximately 18.61% of the total outstanding Shares and Shares represented by Company RSs as of February 8, 2013, plus any Shares that they may acquire after February 8, 2013, in favor of the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, and against any other acquisition proposal. As of February 8, 2013, the total Shares, Company RSs and Company Options beneficially owned by the Rollover Shareholders represented 18.85% of the total outstanding Shares and Shares represented by Company RSs and Company Options (Company RSUs are excluded from these calculations because they are nonvoting).

Q:	How does the Company board of directors recommend that I vote on the proposals?

A:	After careful consideration and upon the unanimous recommendation of the independent committee, our board of directors, by a unanimous vote, recommends that you vote:

FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger;

FOR the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement; and

FOR the proposal to approve that the chairman of the extraordinary meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient votes at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

You should read "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors" beginning on page 37 for a discussion of the factors that our independent committee and board of directors considered in deciding to recommend the approval of the merger agreement. In addition, in considering the recommendation of our independent committee and board of directors with respect to the merger agreement, you should be aware that some of the Company's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally. Please see "Special Factors—Interests of Certain Persons in the Merger" beginning on page 66.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:

The Share record date is        , 2013. Only shareholders entered in the register of members of the Company at the close of business in the Cayman Islands on the Share record date or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof. The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is        , 2013. Only ADS holders of the Company at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs by the close of business in New York City on        , 2013 and become a registered holder of Shares by the close of business in the Cayman Islands on        , 2013, the Share record date.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:

The presence of two or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting Shares in the Company throughout the meeting, will constitute a quorum for the extraordinary general meeting.

Q:	When do you expect the merger to be completed?

A:

We are working toward completing the merger as quickly as possible and currently expect the merger to close during the second quarter of 2013. In order to complete the merger, we must obtain shareholder approval of the merger at the extraordinary general meeting and the other closing conditions under the merger agreement must be satisfied or waived in accordance with the merger agreement.

Q:	What happens if the merger is not completed?

A:

If our shareholders do not approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, or if the merger is not completed for any other reason, our shareholders and ADS holders will not receive any payment for their Shares or ADSs pursuant to the merger agreement. Instead, the Company will remain a publicly traded company. The ADSs will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements. In addition, the Company will remain subject to SEC reporting obligations. Therefore, our shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our Shares and ADSs.

Under specified circumstances in which the merger agreement is terminated, the Company may be required to pay Parent a termination fee and reimburse Parent, Merger Sub and their affiliates (other than the Company) for their expenses in connection with the merger, or Parent may be required to pay the Company a reverse termination fee and reimburse the Company and its affiliates (other than Parent and Merger Sub) for their expenses in connection with the merger, in each case, as described under the caption “The Agreement and Plan of Merger — Termination Fees and Reimbursement of Expenses” beginning on page 97.

Q:	What do I need to do now?

A:

We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder and/or ADS holder. After you have done so, please vote as soon as possible.

Q:	How do I vote if my Shares are registered in my name?

A:

If Shares are registered in your name (that is, you do not hold ADSs) as of the Share record date for shareholder voting, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible but in any event at least 48 hours before the time of the extraordinary general meeting so that your Shares will be represented and may be voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, FOR the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement and FOR the proposal to approve that the chairman of the extraordinary general meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient votes at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:	How do I vote if I own ADSs?

A:

If you own ADSs as of the close of business in New York City on        , 2013, the ADS record date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than       p.m. (New York City time) on        , 2013. The Company has instructed the ADS depositary to inform registered ADS holders that the ADS holders can download this proxy statement and the accompanying notice of extraordinary general meeting and any other applicable materials on our website (www.3Sbio.com). Please note that the ADS depositary does not review any of the materials on our website and is not liable therefor. Neither the ADS depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained or referenced on our website and none of them is liable or responsible for any information contained or referenced thereon. Upon timely receipt of a signed and completed ADS Voting Instruction Card, the ADS depositary shall endeavor insofar as practicable and permitted under the provisions of the depositary agreement or the governance documents governing Shares to vote or cause to be voted the Shares represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. The ADS depositary will not itself exercise any voting discretion in respect of any Shares. If you fail to complete and return your ADS Voting Instruction Card to the ADS depositary in accordance with the instructions set forth on the ADS Voting Instruction Card, or fail to timely deliver specific voting instructions to the ADS depositary, the Shares underlying your ADSs will not be voted by the ADS depositary, nor will they be counted as present for the purpose of determining whether a quorum is present.

Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a registered holder of Shares prior to the close of business in the Cayman Islands on        , 2013. If you wish to cancel your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation before the close of business in New York City on        , 2013 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares) and (b) payment of the ADS cancellation fees ($0.05 per ADS to be cancelled) and any applicable taxes. In addition, the Company requires that the holder of ADS certifies in writing to the Company at the extraordinary general meeting that the holder of ADS either (i) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, directly or indirectly, voting instructions to the ADS depositary in respect of the ADSs being cancelled, or has given, or may give, directly or indirectly, voting instructions to the ADS depositary in respect of the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting and to obtain, upon any transfer of the corresponding Shares prior to the Share record date, an undertaking from the transferee of the corresponding Shares not to vote the corresponding Shares at the extraordinary general meeting, or (ii) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting and to obtain, upon any transfer of the corresponding Shares prior to the Share record date, an undertaking from the transferee of the corresponding Shares not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for J.P. Morgan Chase Bank N.A. – Hong Kong Branch (DCC), the custodian holding the Shares represented by ADSs, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Q:	If my Shares or ADSs are held in a brokerage account, will my broker vote my Shares or ADSs on my behalf?

A:

Your bank, broker, or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your bank, broker, or other nominee regarding how to instruct it to vote your Shares. If you do not instruct your bank, broker or other nominee how to vote your Shares that it holds, those Shares may not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to approve the merger agreement?

A:

If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted, either on the issues presented or for purposes of determining whether a quorum exists at the extraordinary general meeting.

Q:	May I change my vote?

A:	Yes, registered holders of the Shares may change their vote in one of three ways:

first, a registered holder of the Shares may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should be sent to us at 3SBio Inc., No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China;

second, a registered holder of the Shares may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting; or

third, a registered holder of the Shares may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Holders of our ADSs that are registered with the ADS depositary may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to     , New York City time on

2013. A holder of ADSs that is registered with the ADS depositary can do this in one of two ways:

first, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS depositary; and

second, a holder of ADSs can complete, date and submit a new ADS Voting Instructions Card to the ADS depositary bearing a later date than the ADS Voting Instructions Card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxies or voting instructions cards. For example, if you hold your Shares or ADSs in more than one brokerage account, you will receive a separate voting instructions card for each brokerage account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Q:	Should I send in my share certificates or my ADRs now?

A:

No. After the merger is completed, you will be sent a form of letter of transmittal with detailed written instructions for exchanging your share certificates for the merger consideration. Please do not send in your certificates now. Similarly, you should not send in the ADRs that represent your ADSs at this time. Promptly after the merger is completed, the ADS depositary will call for the surrender of all ADRs for delivery of the merger consideration. ADR holders will be receiving a similar form of letter of transmittal and written instructions from the ADS depositary relating to the foregoing.

Holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book-entry form) will automatically receive their cash consideration after the merger is completed without any further action required on the part of such holders.

If your Shares or your ADSs are held in “street name” by your bank, broker or other nominee you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of your share certificates or ADRs in exchange for the merger consideration.

Q:	Am I entitled to dissenters’ rights?

A:

Yes. Shareholders electing to dissent from the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and they subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters' rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise dissenters' rights with respect to your Shares.

ADS holders will not have the right to seek appraisal and payment of the fair value of the Shares underlying their ADSs. The ADS depositary will not attempt to exercise any dissenters’ rights for and on behalf of the ADS holder with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for the cancellation of the ADSs, provide instructions for the registration of the corresponding Shares before the close of business in New York city on        , 2013, and become registered holders of Shares by the close of business in the Cayman Islands on        , 2013. In addition, ADS holders must certify to the Company at the extraordinary general meeting that they have not given, and will not give, directly or indirectly, voting instructions as to the ADSs (or, alternatively, that they will not vote the Shares). Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Shares under Section 238 of the Cayman Islands Companies Law.

We encourage you to read the information set forth in this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights. Please see “Dissenters’ Rights” beginning on page 101 as well as “Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238” to this proxy statement for additional information.

Q:	If I own ADSs and seek to exercise dissenters’ rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:

If you own ADSs and wish to exercise dissenters’ rights, you must surrender your ADSs at the ADS depositary’s office at 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401, U.S.A. Upon your payment of its fees, including the applicable ADS surrender fee ($0.05 per ADS being cancelled) and any applicable taxes, and providing instructions for the registration of the corresponding Shares, the ADS depositary will transfer the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder. In addition, you must certify to the Company at the extraordinary general meeting that you have not given, and will not give, directly or indirectly, voting instructions as to the ADSs (or, alternatively, that you will not vote the Shares).

The deadline for surrendering ADSs to the ADS depositary for these purposes is the close of business in New York City on        , 2013.

You must become a registered holder of your Shares and lodge a written notice of objection to the merger prior to the extraordinary general meeting in order to exercise dissenters’ rights.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	Yes. To assist in the solicitation of proxies, the Company has engaged MacKenzie Partners, Inc. as its proxy solicitor.

Q:	Do any of the Company’s directors or executive officers have interests in the merger that may differ from those of other shareholders?

A:

Yes. Some of the Company’s directors or executive officers have interests in the merger that differ from those of other shareholders, including: (a) the beneficial ownership of the equity interests in Parent by the Rollover Shareholders after the effective time of the merger (including certain executive officers and directors of the Company, such as Dr. Lou, our chairman and chief executive officer); (b) the potential enhancement or decline of the share value for Parent, of which the Rollover Shareholders (including certain executive officers and directors of the Company) will be beneficial owners after the effective time of the merger, as a result of the merger and future performance of the surviving company; (c) the acceleration of the vesting of Company RSs and Company RSUs, certain of which are beneficially owned by the Rollover Shareholders (including certain executive officers and directors of the Company), the replacement of certain Company RSs and Company RSUs by a grant of a certain number of ordinary shares of Holdco and the cash-out of the remaining Company RSs and Company RSUs; (d) continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company; (e) cash-out of Company Options beneficially held by the Company's employees, directors and executive officers; (f) the compensation of members of the independent committee in exchange for their services in such capacity at a rate of $10,000 per month for the chairman and $5,000 per month for the other members of the independent committee (the payment of which is not contingent upon the completion of the merger or the independent committee's or the board's recommendation of the merger); and (g) the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions. Please see “Special Factors — Interests of Certain Persons in the Merger” beginning on page 66 for a more detailed discussion of how some of our Company’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally.

Q:	How will our directors and executive officers vote on the proposal to approve the merger agreement?

A:

Pursuant to the voting agreement, all of the Rollover Shareholders (including certain officers and directors of the Company, such as Dr. Lou, our chairman and chief executive officer) have agreed to vote, or cause to be voted, all of the Shares and Company RSs that they owned, representing an aggregate of approximately 18.61% of the total outstanding Shares and Shares represented by Company RSs as of February 8, 2013, plus any Shares that they may acquire after February 8, 2013, in favor of the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, and against any other acquisition proposal. As of February 8, 2013, the total Shares, Company RSs and Company Options beneficially owned by the Rollover Shareholders represented 18.85% of the total outstanding Shares and Shares represented by Company RSs and Company Options (Company RSUs are excluded from these calculations because they are nonvoting).

Q:	Who can help answer my questions?

A:

If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact MacKenzie Partners, Inc., the firm assisting us with this proxy solicitation, at +1 (212) 929-5500 (Collect call) or toll free at +1 (800) 322-2885.

SPECIAL FACTORS

Background of the Merger

Events leading to the execution of the merger agreement described in this Background of the Merger primarily occurred in China. As a result, China Standard Time is used for all dates and times given.

Our board of directors and senior management periodically review the Company’s long-term strategic plans with the goal of enhancing shareholder value. As part of this on-going process, our board of directors and senior management, from time to time, have considered strategic alternatives that may be available to the Company.

During the second quarter of 2012, Dr. Lou, chairman of the Company’s board of directors and chief executive officer of the Company, was separately approached by several reputable private equity firms, including CITIC PE, with respect to possible financing for the Company and a potential going-private transaction involving the Company. While Dr. Lou at that time had not determined to undertake a going-private transaction, he considered and evaluated the possibility of a going-private transaction as it potentially presented an attractive opportunity to the Company’s shareholders.

After further studying the feasibility of a going-private transaction, and hearing about the successful completion of the going-private transaction involving Luye Pharma Group by its management and CITIC PE, Dr. Lou began to seriously consider a going-private transaction involving the Company. Between May and September of 2012, Dr. Lou continued to evaluate the pros and cons of a potential transaction, studied the going-private process, and engaged in conversations with CITIC PE regarding the possibility of a going-private transaction and CITIC PE’s potential investment in such a transaction. Dr. Lou also discussed with attorneys at Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) the going-private process and key issues and concerns in a potential transaction. In August 2012, Dr. Lou retained Skadden as his U.S. legal advisor in connection with the potential transaction because of its extensive experience in mergers and acquisitions, particularly going-private transactions involving China-based issuers. On September 6, 2012, CITIC PE retained Akin, Gump, Strauss, Hauer & Feld LLP (“Akin Gump”) as its U.S. legal advisor in connection with the potential transaction. Dr. Lou and CITIC PE, with the assistance of Skadden and Akin Gump, developed and prepared their proposal in connection with the potential transaction. On September 12, 2012, Dr. Lou and CITIC PE executed a consortium agreement which, among other things, provided that the parties would work together to submit a proposal to the Company’s board of directors with respect to the potential going-private transaction.

On September 12, 2012, Dr. Lou and CITIC PE delivered a preliminary non-binding proposal letter (the “Proposal Letter”) to the board of directors of the Company expressing an interest in acquiring all of the Shares not already owned by Dr. Lou, his affiliates or certain members of management who choose to roll over their Shares, in a going-private transaction at a price of $2.1428 per Share, or $15.00 per ADS, in cash (the “Proposal”). In the Proposal Letter, Dr. Lou and CITIC PE stated, among other things, (a) that the acquisition was intended to be financed through a combination of debt and equity capital, (b) that they were interested only in acquiring the outstanding Shares not already owned by Dr. Lou, his affiliates or certain members of management who choose to roll over their Shares, (c) that Dr. Lou and his affiliates did not intend to sell their stake in the Company to a third party, and (d) that Dr. Lou and CITIC PE would work with each other on an exclusive basis in pursuing the acquisition during the term of their consortium agreement.

At a special meeting convened the same day, the Company’s board of directors considered the Proposal Letter and decided that it was in the best interests of the Company and its shareholders to form an independent committee consisting of independent directors, Mr. Tianruo (Robert) Pu, Mr. Mingde Yu and Mr. Peiguo Cong, to consider and attend to all matters in connection with the Proposal, including to (a) establish, oversee and direct the process for the solicitation, evaluation and negotiation of the Proposal and any other alternative proposals; (b) evaluate, communicate with relevant parties, negotiate, respond to, recommend the rejection or, if appropriate, recommend the approval and effectuation of the Proposal and recommend whether the Proposal is fair to, and is in the best interest of, the Company and its unaffiliated shareholders and unaffiliated ADS holders; (c) make reports, recommendations and other communications to the Company’s board of directors as the independent committee considers appropriate; (d) execute any documentation necessary, advisable or appropriate for and on behalf of the Company in connection with the Proposal or the transactions contemplated thereby; (e) appoint, retain and compensate advisors (legal, financial or otherwise) to assist the independent committee on any matter and for any reason; and (f) exercise any other power that may be otherwise exercised by the board of directors of the Company and that the independent committee may deem necessary or advisable to carry out its duties and responsibilities in connection with the Proposal. Mr. Tianruo (Robert) Pu was appointed as chairman of the independent committee.

Also on September 12, 2012, the Company issued a press release regarding its receipt of the Proposal Letter and the formation of the independent committee, and furnished the press release as an exhibit to its Current Report on Form 6-K.

Dr. Lou, after submitting the Proposal Letter to the board of directors of the Company on September 12, 2012, restricted his involvement as chairman of the Company’s board of directors in the board of directors’ consideration of the Proposal. He recused himself from the meeting of the board of directors of the Company held on February 8, 2013 approving the merger agreement and the transactions contemplated thereby, including the merger.

The independent committee considered a number of law firms to act as U.S. legal advisor to the independent committee. On September 16, 2012, the independent committee retained Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) as its U.S. legal advisor. The independent committee’s decision was based on, among other factors, Cleary’s qualifications, extensive experience with mergers and acquisitions transactions, including going-private transactions, its significant history of working with China-based companies and its ability to easily communicate in both English and Mandarin Chinese. The independent committee inquired and confirmed that Cleary did not have any conflict of interest with respect to the proposed transaction. On September 16, 2012, the Company issued a press release announcing the retention of Cleary as U.S. legal advisor to the independent committee to assist in evaluating and negotiating the Proposal. The press release was furnished as an exhibit to the Current Report on Form 6-K, filed on September 17, 2012.

On September 16, 2012, the independent committee held a telephonic meeting with Cleary to discuss the role and responsibilities of the independent committee, and the expected process, structure and timetable of a Rule 13e-3 going-private transaction. The independent committee authorized Cleary to contact 18 financial institutions that expressed interest in being considered for the role of financial advisor to the independent committee. Cleary requested that these financial institutions describe, among other things, their qualifications, experience in going-private transactions and other matters relevant with respect to the Proposal.

Between September 16 and September 25, 2012, the independent committee interviewed the candidate firms and considered their respective qualifications and selected Jefferies as its financial advisor because, among other factors, Jefferies is an internationally recognized investment banking firm with substantial experience in mergers and acquisitions transactions. The independent committee inquired and confirmed that Jefferies did not have any conflict of interest with respect to the proposed transaction. On September 28, 2012, the Company issued a press release announcing the retention of Jefferies as financial advisor to the independent committee. The press release was furnished as an exhibit to the Current Report on Form 6-K, filed on October 2, 2012.

On September 26, 2012, the independent committee, after reviewing qualifications and a proposal from Walkers, retained it as its Cayman Islands legal advisor. From time to time thereafter, Cleary discussed with Walkers the fiduciary duties imposed upon directors and other legal requirements and considerations under Cayman Islands law for the proposed transaction.

On September 28, 2012, at the independent committee’s request, Jefferies discussed with Dr. Lou the Proposal. Dr. Lou stated that, as a shareholder of the Company, he would only be interested in acquiring Shares not already owned by him, his affiliates, and certain members of management who choose to roll over their Shares, and that he would not be interested in selling his Shares or participating in any alternative transaction involving the Company.

On September 29, 2012, the independent committee held an organizational telephonic meeting with Cleary and Jefferies to discuss, among other things, the process for and strategies in evaluating the Proposal. The independent committee directed its advisors to work with the Company’s management to prepare a virtual data room. Considering that Merrill Lynch (Asia Pacific) Limited (“Merrill Lynch”) had sent due diligence request lists to Cleary on September 29, 2012, the independent committee directed Cleary to negotiate a non-disclosure agreement with CITIC PE. Merrill Lynch had been engaged by Dr. Lou and CITIC PE as financial advisor to the Consortium on September 27, 2012. The independent committee also determined that it would request that the Company’s management meet with Jefferies to discuss the Company’s business and prospects and provide Jefferies with the Company’s financial projections. The independent committee also instructed Jefferies to contact Merrill Lynch to confirm which members of the Company's management would join the Consortium.

On October 3, 2012, the Company provided Jefferies with certain preliminary financial projections for the Company prepared by the Company’s management for the fiscal years ending 2012 through 2018.

On October 8, 2012, following negotiations between Cleary and Akin Gump, the Company entered into a non-disclosure agreement with CITIC PE and permitted CITIC PE and its representatives, including CITIC Bank, the Consortium’s proposed debt financing source, to begin due diligence.

Between September 29, 2012 and October 10, 2012, four multinational pharmaceutical companies expressed interest in the Company, either directly or through their financial advisors.

On October 11, 2012, the independent committee held a meeting with Cleary and Jefferies in Beijing. At the meeting, Jefferies informed the independent committee that four multinational pharmaceutical companies had expressed interest in pursuing a possible transaction involving the Company. The independent committee authorized Jefferies to prepare for a pre-signing market check through a third-party solicitation process, after considering, among others, the following factors: (a) four multinational pharmaceutical companies had expressed interest in a potential transaction involving the Company, (b) certain shareholders had expressed their view that the offer price in the Proposal should be increased, (c) based on information provided by Merrill Lynch, Shares beneficially owned by Dr. Lou and the other management members of the Company that may choose to roll over their Shares were likely to be lower than 20% of the total outstanding Shares, which would not be sufficient under Cayman Islands law to block any alternative transaction, and (d) the advantages of a pre-signing market check, including that it would assist the independent committee in assessing whether another party might be willing to pay a price higher than the offer price proposed by Dr. Lou and CITIC PE and therefore assist the independent committee in its efforts to enhance shareholder value.

On October 12, 2012, in accordance with the independent committee’s directives, Jefferies had a telephonic meeting with Dr. Lou to further inquire whether he would consider a possible transaction involving the Company and a third party. Dr. Lou repeated that, from his perspective as a shareholder of the Company, he would only be interested in acquiring Shares not already owned by him, his affiliates, and certain members of the Company’s management who choose to roll over their Shares, and that he would not be interested in selling his Shares to any third party.

On October 15, 2012, the Company provided Jefferies with updated financial projections for the Company prepared by the Company’s management for the fiscal years ending 2012 through 2018 (which financial projections are summarized under “Special Factors – Certain Financial Projections”). These financial projections were updated to replace the preliminary October 3, 2012 financial projections prepared by the

Company’s management primarily because, after the Company’s management reviewed more thoroughly the Company’s financial and operational data, it revised its assumptions regarding the potential decrease in prices for EPIAO and TPIAO, its two major products, decrease in the Company’s gross margin ratio, and increase in the Company’s marketing and sales expenses. As a result of these revised assumptions, the Company’s projected results improved in the updated financial projections compared to the October 3, 2012 preliminary financial projections. The independent committee directed Jefferies to utilize the updated financial projections for purposes of its financial analyses.

From October 17 to October 22, 2012, the independent committee and its advisors had multiple discussions to finalize the details of the pre-signing market check. As a result, the independent committee decided to contact 10 multinational pharmaceutical companies, noting that these companies might be interested in acquiring the Company for strategic reasons, and approved December 3, 2012 as the deadline for potential buyers to submit non-binding bids.

On October 22, 2012, the 10 multinational pharmaceutical companies were contacted, two of which signed non-disclosure agreements with the Company and conducted due diligence on the Company.

On November 21, 2012, one of the two companies that had signed non-disclosure agreements with the Company, or Party A, had a telephonic meeting with Mr. Bo Tan, our chief financial officer (“Mr. Tan”), to discuss the Company’s business and operations.

On November 27, 2012, Dr. Lou and CITIC PE submitted a non-binding reaffirmation letter, dated November 26, 2012. In the reaffirmation letter, Dr. Lou and CITIC PE confirmed that they intended to acquire all Shares not owned by Dr. Lou, his affiliates, and certain members of management who choose to roll over their Shares, by way of an all-cash merger to be effected under Cayman Islands law, and reaffirmed the offer price of $2.1428 per Share, or $15.00 per ADS. Further, the reaffirmation letter indicated that financing for the acquisition would include a debt commitment by CITIC Bank, a convertible and exchangeable note commitment from CITIC PE, and rollover equity commitments from certain members of management who choose to roll over their Shares, and may also include an amount of Company cash available to finance a portion of the merger consideration.

From November 28 to November 30, 2012, the other company that signed a non-disclosure agreement with the Company, or Party B, held two telephonic due diligence meetings with Mr. Tan to discuss the Company’s business and operations.

On November 30, 2012, the independent committee held a meeting in Beijing with Cleary and Jefferies to discuss the proposed transaction. At this meeting, Jefferies reviewed with the independent committee various financial matters relating to the Company, including historical ADS trading prices, preliminary financial analyses and other financial and market perspectives on the Company. The preliminary financial analyses and informational factors reviewed included selected public companies, selected precedent transactions and discounted cash flow analyses based on the Company’s projections provided by the Company’s management to Jefferies on October 15, 2012 and premiums paid in selected precedent transactions, which preliminary financial analyses and informational factors indicated an overall implied equity value reference range for the Company of approximately $10.35 to $20.49 per ADS.

On December 3, 2012, Party A submitted a non-binding preliminary expression of interest for the acquisition of all outstanding Shares at a price range of $2.5714 to $2.8571 per Share, or $18.00 to $20.00 per ADS, by way of a cash merger to be effected under Cayman Islands law. Party A also stated in its proposal that it would not require any financing contingency in the final definitive agreement, but would require further due diligence on the Company before submitting a binding proposal. At or about the same time, Party B verbally informed Jefferies that it was interested in acquiring the Company, but had not received internal approval to submit a bid.

On December 4, 2012, Merrill Lynch provided a commitment letter signed by CITIC Bank, dated December 3, 2012 (the “CITIC Bank Commitment Letter”), committing to provide Parent a senior secured term loan facility of up to $100 million for purposes of financing the merger. The CITIC Bank Commitment Letter also included a term sheet, setting out, among others, the identity of the borrower, facility amount, interest rate, maturity date, security and guaranty arrangement, conditions to utilization, covenants, mandatory prepayment, and fees and expenses. Cleary reviewed the CITIC Bank Commitment Letter and sent its comments to Skadden and Akin Gump that the CITIC Bank Commitment Letter included a higher level of conditionality than other going-private transactions. In order to enhance financing certainty, Cleary requested that certain conditions to utilization contained in the CITIC Bank Commitment Letter be removed or revised, including a condition requiring that the borrower seek consents from lenders before waiving any conditions precedent contained in the merger agreement.

On December 8, 2012, the independent committee held a telephonic meeting with Cleary and Jefferies. At the meeting, Jefferies updated the independent committee that, as of December 3, 2012, the deadline for submitting non-binding bids, only Party A had submitted a non-binding proposal. Although Party B verbally expressed to Jefferies its interest in pursuing a possible transaction involving the Company, as of December 8, 2012, it had not submitted any bid. The independent committee authorized Jefferies to invite Party A to meet with the Company’s management and to request that Party A complete its due diligence in a timely manner. The independent committee also instructed Cleary to prepare a draft merger agreement.

On December 14, 2012, the independent committee held a telephonic meeting with Cleary and Jefferies. At the meeting, Jefferies informed the independent committee that (a) Party A had requested to postpone its meeting with the Company’s management to mid-January 2013 because Party A had indicated that its management would not be available until then and (b) Party B had not submitted any bid. The independent committee instructed Jefferies to (a) ask Dr. Lou and CITIC PE to provide more details about their financing arrangements, (b) seek a higher price from Dr. Lou and CITIC PE, and (c) accommodate Party A’s request to postpone the meeting with the Company’s management until mid-January 2013.

On December 19, 2012, Merrill Lynch submitted the remaining financing documents, including a draft of the rollover agreement and CITIC PE commitment letter. Under the terms of these financing documents, to finance the merger, (a) Parent would borrow up to $100 million from CITIC Bank, (b) Parent would use available Company cash in the proposed amount of up to $86 million, (c) CITIC PE would cause a wholly owned subsidiary to purchase convertible and exchangeable notes to be issued by Holdco, in the amount of $115 million and (d) 12 shareholders, including Dr. Lou and Mr. Tan, would roll over their Shares, valued at approximately $64 million (based on the then proposed per Share merger consideration).

From time to time, several management members of the Company (including Mr. Tan but excluding Dr. Lou) discussed among themselves their views with respect to the Proposal and Party A’s interest in the Company.

On December 20, 2012, Party A and its financial advisor held another telephonic due diligence meeting with Mr. Tan. At the meeting, Mr. Tan stated that the Company’s management team would be more supportive of a transaction in which Dr. Lou was involved.

On December 25, 2012, as instructed by the independent committee, Cleary sent to Skadden and Akin Gump a draft merger agreement, together with its comments to the Consortium’s financing documents. Cleary requested Skadden and Akin Gump to send to Cleary for review the draft CITIC Bank debt facility agreement as soon as it was available.

On January 9, 2013, Party A had an in-person due diligence meeting with Mr. Tan, at which meeting Mr. Tan and Party A discussed business cooperation possibilities between Party A and the Company, including forming joint ventures, product licensing, and other strategic options. Mr. Tan, however, reiterated management’s position that it would be more supportive of a transaction in which Dr. Lou was involved, and that although they were willing to participate in any possible transactions, they would not support any transactions without the involvement of Dr. Lou.

On January 14, 2013, Skadden and Akin Gump sent to Cleary their comments to the draft merger agreement. They also sent to Cleary their draft voting agreement, and limited guaranties to be executed by Dr. Lou and CITIC PE to guarantee certain of Parent’s payment obligations under the merger agreement (together with the rollover agreement and CITIC PE commitment letter, the “ancillary documents”). On January 16, 2013, Cleary sent to the independent committee an issues list summarizing the key issues contained in comments provided by Skadden and Akin Gump to the draft merger agreement and the draft ancillary documents prepared by Skadden and Akin Gump.

Cleary and Walkers discussed from time to time Cayman Islands law matters, including fiduciary duties, shareholders’ dissenters’ rights and statutory shareholder voting requirements to approve the merger.

On January 16, 2013, the independent committee held a telephonic meeting with Cleary and Jefferies. At the meeting, a member of the independent committee and Jefferies informed the independent committee that Mr. Tan stated that the Company’s management would be more supportive of a transaction in which Dr. Lou was involved. Cleary explained again, based on Walkers’ advice, the fiduciary duties of the independent committee under Cayman Islands law. The independent committee considered management’s position and the risk that all or some of the senior management of the Company might leave the Company if Party A acquired the Company without the involvement of Dr. Lou. After discussion, the independent committee directed Jefferies to send a list of questions to Party A as to its post-acquisition strategies and plans regarding the Company’s business operations, including Party A’s plans in the event all or a majority of the Company’s senior management were to leave the Company after Party A acquired the Company, Party A’s experience in operating pharmaceutical manufacturing and sales and marketing businesses in China, Party A’s personnel in China and the Asia Pacific region and the language skills and ability of such personnel to manage the Company and its operations, and Party A’s relationships with Chinese central and local regulatory bodies.

The independent committee and its advisors then moved on to discuss the key issues contained in Skadden’s and Akin Gump’s mark-up to the draft merger agreement and their draft ancillary documents. Among other things, the independent committee and its advisors discussed (a) the lack of the Company’s right to enforce the voting obligations of the Rollover Shareholders in the draft voting agreement, (b) the conditions precedent to the completion of the rollover financing by the Rollover Shareholders contained in the draft rollover agreement and of CITIC PE’s financing commitment in the draft CITIC PE commitment letter, including the Consortium’s proposed conditions that the Consortium members execute a note purchase agreement and an investors rights agreement relating to the Company (the “note purchase and investor rights agreements condition”), (c) conditions precedent to the completion of merger, including the Consortium’s deletion of a condition requiring that the merger be approved by a majority of shareholders not affiliated with the Consortium (the “majority of the minority vote condition”), and the Consortium’s addition of two conditions precedent to Parent’s obligation to complete the merger, one being that one subsidiary of the Company shall have made certain corporate filings in connection with the resignation of a director (the “corporate filing condition”), and the other being that holders of no more than 5% of the Shares shall have exercised dissenters’ rights (the “dissenting shareholder condition”), (d) the independent committee’s rights in dealing with any competing proposals from third parties (the “no-shop” provision), including whether to add a post-signing “go-shop” right of the Company, and the rights of the board of directors of the Company to change its recommendation and/or recommend an alternative transaction (the “no change of recommendation” provision), (e) the Consortium’s financing plan, including their plan to use Company cash as part of their financing, (f) qualifications to the Company’s representations, warranties, agreements and covenants, (g) the Company’s and the Consortium’s rights to terminate the merger agreement, including the Consortium’s deletion of the Company’s right to terminate the merger agreement for fiduciary duty reasons in connection with a superior proposal and other than in connection with a superior proposal, (h) the amounts of the Company termination fee and Parent reverse termination fee and related triggering events, and (i) the Consortium’s deletion of the Company’s right to specifically enforce Parent’s obligations under the merger agreement, including its obligation to cause CITIC PE’s financing commitment to be funded, and whether to add the Company as a third party beneficiary of the CITIC PE commitment letter for this purpose.

In order to better protect the Company’s rights and interests under the merger agreement and ancillary documents, including to enhance deal certainty from the independent committee’s perspective and the independent committee’s ability to exercise its fiduciary duties, the independent committee instructed Cleary to, among other things, (a) add the Company as a party to the voting agreement, (b) remove certain conditions contained in the draft rollover agreement and CITIC PE commitment letter, including the note purchase and investor rights agreements condition, (c) reinstate the majority of the minority vote condition, (d) delete the corporate filing condition and dissenting shareholder condition, (e) maintain the Company’s termination rights in connection with a superior proposal and for reasons other than a superior proposal, and (f) insist on the Company’s right to specifically enforce Parent’s obligations under the merger agreement, including its obligation to cause CITIC PE’s financing commitment to be funded, and add the Company as a third party beneficiary of the CITIC PE commitment letter for this purpose. Given that in the pre-signing market check, only Party A submitted a non-binding proposal, the independent committee decided not to insert a post-signing go-shop provision, but rather to continue its discussions with Party A. The independent committee also instructed Jefferies to continue to request an increase in the proposed offer price from the Consortium.

From January 17 to January 18, 2013, Cleary had several telephonic meetings with Skadden and Akin Gump to discuss the merger agreement and ancillary documents. On January 18, 2013, Cleary sent to Skadden and Akin Gump a revised draft merger agreement. On January 23, 2013, Cleary sent to Skadden and Akin Gump its comments to the draft ancillary documents. These drafts reflected the independent committee’s positions on the terms described above.

From January 28 to February 1, 2013, Cleary had a number of discussions with Skadden, the Consortium’s PRC counsel and the Company regarding the proposed utilization of Company cash as part of merger consideration. Cleary also reviewed copies of Chinese regulatory approvals obtained by the Company in connection with the proposed utilization of Company cash.

On January 26, 2013, Akin Gump sent to Cleary the draft debt facility agreement. Dr. Lou, CITIC PE and CITIC Bank decided that in order to provide greater financing certainty for the merger, the Consortium would negotiate and enter into the debt facility agreement with CITIC Bank at the signing of the merger agreement, and such debt facility agreement would supersede the CITIC Bank Commitment Letter. Over the next few days, Skadden and Akin Gump had a number of telephonic meetings with Cleary to discuss the merger agreement, the ancillary documents and the debt facility agreement.

On January 27 and 28, 2013, Skadden and Akin Gump sent to Cleary their comments to the revised draft merger agreement, together with their revised drafts of ancillary documents. On January 29, 2013, Cleary sent an updated issues list to the independent committee based on its review of the revised drafts of the merger agreement and ancillary documents.

On January 30, 2013, Party A verbally informed Jefferies that it had decided to withdraw its non-binding proposal, but that it would be interested in exploring future strategic cooperation and joint venture opportunities with the Company. On January 31, 2013, Party A sent a letter confirming that it had decided to formally withdraw from the process. As of January 31, 2013, Party A had not provided any answers to the questions regarding its post-acquisition strategies and plans for the Company.

Also on January 30, 2013, in accordance with the independent committee’s directives, Jefferies met with Merrill Lynch to request that the Consortium increase its proposed offer price. During this discussion, Merrill Lynch verbally informed Jefferies that the Consortium proposed to increase its offer price from $2.1428 per Share, or $15.00 per ADS, to $2.1785 per Share, or $15.25 per ADS.

On February 1, 2013, the independent committee had a telephonic meeting with Cleary and Jefferies. At the meeting, the independent committee and its advisors discussed the remaining outstanding issues regarding the draft agreements related to the Consortium’s proposal based on Cleary’s issues list. Cleary noted that the Consortium had made some concessions in response to the independent committee’s positions on certain issues, including making the Company a party to the voting agreement, the Company’s right to change its recommendation, terminate the merger agreement and enter into an alternative acquisition agreement for a superior proposal, and an increase in the proposed dissenting shareholder condition threshold from 5% to 7.5%, but that the Consortium had maintained its positions on most of the key issues. In addition, the Consortium had changed the covenant to arrange the Company cash financing from a mutual covenant to the Company’s sole covenant, and removed Parent’s obligation to arrange backup financing if any portion of the Company cash financing became unavailable. After discussion, the independent committee decided to maintain most of its positions on the key issues discussed above. The independent committee also decided to propose 6% of the Company’s equity value as the Parent reverse termination fee, and 1.5% of the Company’s equity value as the Company termination fee. On the same day, Cleary sent revised drafts of the merger agreement and ancillary documents to Skadden and Akin Gump reflecting the independent committee’s positions on the terms.

On February 3, 2013, Skadden and Akin Gump sent to Cleary their comments to Cleary’s revised draft merger agreement, together with their revised drafts of the ancillary documents. These drafts did not reflect any significant concessions by the Consortium on the key outstanding issues described above. In addition, Skadden and Akin Gump added to the merger agreement that Parent could terminate the merger agreement (a) upon notification to the Company of its intention to terminate (“termination right upon notification”) and payment of its reverse termination fee, or (b) if any portion of the Company cash financing became unavailable and Parent were unable to secure on a timely basis backup financing.

Between February 4 and 5, 2013, in accordance with the independent committee’s directives, Jefferies held multiple negotiations with Merrill Lynch on financial terms relating to the proposed transaction. As a result of these negotiations, Merrill Lynch confirmed to Jefferies that the Consortium had agreed to increase the merger consideration from $2.1785 per Share, or $15.25 per ADS, to $2.20 per Share, or $15.40 per ADS, and that this would be the highest price the Consortium was willing to offer. After taking into account, among other things, the proposed increase in the merger consideration, the independent committee authorized Cleary to offer a package of revised terms to the Consortium, including, among others, (a) a Company termination fee of $5 million, a Parent reverse termination fee of $10 million, and mutual expense reimbursement cap of $1 million, (b) deletion of the majority of the minority vote condition, (c) deletion of the Company’s right to terminate the merger agreement for a change of recommendation other than due to a superior proposal, (d) acceptance of the dissenting shareholder condition provided that the threshold was no lower than 15%, (e) deletion of the Consortium’s newly proposed Parent’s termination right upon notification and termination right if any portion of the Company cash financing became unavailable and Parent were unable to secure on a timely basis backup financing, (f) reinstating the Company’s right to specifically enforce Parent’s obligations under the merger agreement, including its obligation to cause CITIC PE’s financing commitment to be funded, and addition of the Company as a third party beneficiary of the CITIC PE commitment letter for this purpose, and (g) deleting the note purchase and investor rights agreements condition in the draft rollover agreement and CITIC PE commitment letter. In deciding to agree to delete the majority of the minority vote condition, the independent committee considered that, given the relatively low percentage of outstanding Shares held by the Rollover Shareholders (as of February 8, 2013, all Shares that they beneficially owned represented approximately 13.93% of the total outstanding Shares, all Shares and Company RSs that they beneficially owned represented 18.61% of the total outstanding Shares and Shares represented by Company RSs, and all Shares, Company RSs and Company Options that they beneficially owned represented 18.85% of the total outstanding Shares and Shares represented by Company RSs and Company Options) and the high statutory vote required under Cayman Islands law to approve the merger (two-thirds of the outstanding shares present and voting at the shareholder meeting), a substantial vote of the unaffiliated shareholders of the Company in favor of approval of the merger would still be required to approve the merger even without this express condition, thereby giving unaffiliated shareholders of the Company a meaningful opportunity to determine the future of the Company.

On February 6, 2013, the independent committee’s and the Consortium’s respective advisors engaged in further negotiations of the terms contained in the merger agreement and ancillary documents. The Consortium agreed to most of the independent committee’s requested terms, and the only remaining key outstanding issues were the Consortium’s proposal for (a) a $6 million Parent reverse termination fee and a $3 million Company termination fee, (b) retaining the Company’s sole obligation to make the contemplated Company cash financing available and Parent’s related termination right if such cash financing were not available, and (c) setting 10% as the threshold in the dissenting shareholder condition. Cleary sent an updated issues list to the independent committee summarizing the latest status. On the same day, the independent committee had a telephonic meeting with Cleary and Jefferies to discuss the remaining outstanding issues. Given that the Company had received the necessary Chinese regulatory approvals with respect to the proposed utilization of Company cash and that the risk that the Company cash would become unavailable was relatively low, the independent committee agreed to a condition precedent to Parent’s obligation to close that the available Company cash plus any backup financing arranged by Parent would not be lower than a specified amount (the “Company cash condition”). The independent committee insisted on using 12.5% in the dissenting shareholder condition in order to enhance deal certainty. The independent committee also accepted the $6 million Parent reverse termination fee and $3 million Company termination fee, noting that Parent’s reverse termination fee was still two times the Company’s termination fee. On the same day, Cleary sent to Skadden and Akin Gump revised drafts of the merger agreement and ancillary documents reflecting the independent committee’s positions on the terms.

Also on February 6, 2013, Akin Gump sent to Cleary a revised draft debt facility agreement, which reflected Cleary’s comments to reduce the conditions precedent to utilization.

On February 7, 2013, in accordance with the independent committee’s directives, Jefferies engaged in further negotiations with Merrill Lynch regarding certain financial terms of the Proposal, and received confirmation from Merrill Lynch that CITIC PE had agreed to increase its commitment from $115 million to $133 million to cover the increase in the merger consideration. During negotiations between Cleary and Skadden and Akin Gump on the same day, the Consortium also agreed to use 12.5% in the dissenting shareholder condition and $79 million in the Company cash condition. Also on February 7, 2013, the independent committee had a telephonic meeting with Cleary and Jefferies to discuss the latest status of negotiations with the Consortium.

On February 8, 2013, the independent committee held another telephonic meeting with Cleary and Jefferies to discuss the proposed transaction. Cleary reviewed with the independent committee the deal structure and terms of the final merger agreement and ancillary documents. Also at this meeting, Jefferies reviewed with the independent committee its financial analysis of the merger consideration and delivered to the independent committee an oral opinion, confirmed by delivery of a written opinion dated February 8, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $2.20 per Share merger consideration to be received by holders of Shares and the $15.40 per ADS merger consideration to be received by holders of ADS (in each case other than Parent, Merger Sub and holders of Consortium Shares, and their respective affiliates) was fair, from a financial point of view, to such holders. Following discussion, the independent committee unanimously resolved to recommend that our board of directors approve the proposed merger agreement and the transactions contemplated thereby, including the merger.

Following the meeting of the independent committee held on February 8, 2013, a meeting of our board of directors was held to receive the report from the independent committee and review the terms of the merger agreement and ancillary documents. Given Dr. Lou, Mr. Bin Huang and Ms. Dongmei Su, the three non-independent directors of our board, are Rollover Shareholders, they recused themselves from the meeting. Based upon the unanimous recommendation of the independent committee, our board of directors adopted resolutions approving the terms of the draft merger agreement and the transactions contemplated thereby, and recommending that the Company’s shareholders vote to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. Please see “Special Factors— Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” below for a description of the resolutions of our board of directors at this meeting.

On February 8, 2013, CITIC PE executed the CITIC PE commitment letter, and CITIC Bank executed the debt facility agreement. The Consortium delivered the executed CITIC PE commitment letter and debt facility agreement to the independent committee. Also on February 8, 2013, (a) Parent and Merger Sub executed the merger agreement and Mr. Tianruo (Robert) Pu, as chairman for the independent committee, executed the merger agreement on behalf of the Company, (b) the Company, Dr. Lou and CITIC PE executed the limited guaranties, (c) Parent, Holdco, Dr. Lou, and the other Rollover Shareholders executed the rollover agreement, and (d) Parent, Dr. Lou, and the other Rollover Shareholders executed the voting agreement. On the same day, the Company issued a press release announcing the execution of the documents and furnished the press release and the merger agreement as exhibits to its Current Report on Form 6-K.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors

The independent committee and the Company’s board of directors believe that, as a privately held company, the Company’s management may have greater flexibility to focus on improving the Company’s financial performance without the constraints caused by the public equity market’s valuation of the Company and emphasis on period-to-period performance. As a publicly traded company, the Company faces pressure from public shareholders and investment analysts to make decisions that might produce better short-term results, but over the long term might lead to a reduction in the per ADS price of its publicly traded equity securities.

Furthermore, as an SEC-reporting company, the Company is required to disclose a considerable amount of business and financial information to the public, some of which would be considered proprietary and would not be disclosed by a non-reporting company. As a result, our actual or potential competitors, customers, lenders and vendors all have ready access to this information which potentially may help them compete against us, make it more difficult for us to negotiate favorable terms with them or facilitate legal claims against us, as the case may be.

The independent committee and the Company’s board of directors also believe that it is appropriate for the Company to undertake the merger and terminate the registration of the ADSs at this time because (a) the offer price of $2.20 per Share, or $15.40 per ADS, represents a premium over recent market prices and (b) the limited trading volume of the ADSs on NASDAQ does not justify the costs of remaining a public company, including the cost of complying with the Sarbanes-Oxley Act of 2002 and the other U.S. federal securities laws, which totaled approximately $1 million for the year ended December 31, 2012. With respect to (b) above, these costs are ongoing, comprise a significant element of our corporate overhead expense, and are difficult to reduce. In addition to the direct out-of-pocket costs associated with SEC reporting and compliance, the Company’s management and accounting staff, which comprises a handful of individuals, need to devote significant time to these matters.

Based on the foregoing considerations, the independent committee and the Company’s board of directors concluded that it is more beneficial for the Company to undertake the proposed merger and become a private company as a result of the proposed merger than to remain a public company.

Our board of directors, acting upon the unanimous recommendation of the independent committee, which independent committee was assisted by our management (other than Dr. Lou, chairman and chief executive officer of the Company) and the independent committee’s legal and financial advisors, evaluated the merger, including the terms and conditions of the merger agreement.

The independent committee unanimously recommended that our board of directors adopt resolutions that:

  determine that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated shareholders and unaffiliated ADS holders, and declare it advisable to enter into the merger agreement;

  approve the execution, delivery and performance by the Company of the merger agreement and the completion of the transactions contemplated thereby, including the merger; and

  recommend the approval of the merger agreement by the holders of the Shares and ADSs.

Our board of directors unanimously approved the resolutions recommended by the independent committee.

In the course of reaching their respective determinations, the independent committee and our board of directors considered the following substantive factors and potential benefits of the merger, each of which the independent committee and our board of directors believed supported their respective decisions, but which are not listed in any relative order of importance:

  our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders;

  global economic conditions and the potential effects on our financial condition;

  estimated forecasts of our future financial performance prepared by our management, together with our management’s view of our financial condition, results of operations, business, prospects and competitive position;

  our board of directors recognizing that the proposed merger presents our unaffiliated shareholders and unaffiliated ADS holders with the opportunity to realize immediate liquidity for their holdings at a price premium without having to take the risks and uncertainties that the Company may face;

  the limited trading volume of our ADSs on NASDAQ;

  the Consortium’s financing arrangements and the ability of the Consortium to consummate the merger assuming the availability of such financing;

  the belief of the independent committee that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

  the current and historical market prices of our ADSs, including the fact that the $2.20 per Share, or $15.40 per ADS, merger consideration offered to our unaffiliated shareholders and unaffiliated ADS holders represents a 32.9% premium over the closing price of $11.59 per ADS on September 11, 2012 and a 33.4% premium over the 30-trading day volume-weighted average closing price on September 11, 2012, the last trading day prior to the Company’s announcement on September 12, 2012 that it had received a “going private” proposal from Dr. Lou and CITIC PE;

  the possibility that it could take a considerable period of time before the trading price of the ADSs would reach and sustain at least the per ADS merger consideration of $15.40, as adjusted for the time value of money, and the possibility that such value might never be attained, particularly in light of the trading price of the Company’s ADSs;

  the negotiations with respect to the merger consideration that, among other things, led to an increase in the offer price from $2.1428 per Share, or $15.00 per ADS, to $2.20 per Share, or $15.40 per ADS, and the independent committee’s determination that, following extensive negotiations with the Consortium, $2.20 per Share, or $15.40 per ADS, was the highest price that the Consortium would agree to pay;

  the fact that a pre-signing market check through a third-party solicitation process was conducted at the direction of the independent committee with the assistance of its advisors, but only one investor officially submitted an offer which was subsequently withdrawn, and that, following public announcement of the Proposal and formation of the independent committee, no other person expressed interest in writing in acquiring the Company;

  the fact that management of the Company indicated that they would not support any competing proposals other than a transaction with the Consortium;

  the facts that Party A did not respond to independent committee’s questions regarding Party A’s post acquisition strategies about the Company, and that Party A withdrew from the process without providing any reasons;

  the likelihood that the merger would be completed based on, among other things (not in any relative order of importance):

  the facts that Holdco had obtained the signed CITIC PE commitment letter, and Parent had obtained the signed debt facility agreement from CITIC Bank, in each case for the transaction and the limited number and nature of the conditions to the financing, both of which, in the reasonable judgment of the independent committee, increases the likelihood of such financing being completed;

  the likelihood and anticipated timing of completing the merger in light of the scope of the conditions to completion, including the absence of significant required regulatory approvals;

  the fact the merger agreement provides that, in the event of a failure of the merger to be completed under certain circumstances, Parent will pay the Company a $6 million reverse termination fee and reimburse the Company’s expenses of up to $1 million, and the guarantee of such payment obligation by Dr. Lou and CITIC PE, pursuant to their respective limited guaranties;

  following its formation, the independent committee’s independent control of the pre-signing market check process with the assistance of legal and financial advisors reporting solely to the independent committee;

  our ability, subject to compliance with the terms and conditions of the merger agreement, prior the receipt of required shareholder approval of the merger agreement, to respond to and consider unsolicited alternative acquisition proposals that may result in a superior proposal;

  our ability, subject to compliance with the terms and conditions of the merger agreement, prior to the receipt of required shareholder approval of the merger agreement, to recommend an alternative acquisition proposal that is a superior proposal, terminate the merger agreement and enter into an alternative acquisition agreement for the superior proposal;

  our ability, under certain circumstances, prior to the receipt of required shareholder approval of the merger agreement, to withhold, withdraw, qualify or modify our recommendation that our shareholders vote to approve the merger agreement;

  the independent committee’s reasonable belief that it was unlikely that any transaction with a third party could be completed at this time given the express intention of Dr. Lou that he and his affiliates would not sell or offer to sell their Shares to any third party, the express preference of management of the Company to enter into a transaction in which Dr. Lou was involved, the nature of the Company’s business, the key roles Dr. Lou and his affiliates have played in management and customer relationships, and the fact that the independent committee only received an indication of interest from one potential acquiror in the pre-signing market check process which was subsequently withdrawn;

  the financial analyses of Jefferies and its opinion, which opinion was dated February 8, 2013, to the independent committee as to the fairness, from a financial point of view and as of such date, of the $2.20 per Share merger consideration to be received by holders of Shares and the $15.40 per ADS merger consideration to be received by holders of ADSs (in each case other than Parent, Merger Sub and holders of Consortium Shares, and their respective affiliates), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies as more fully described under the caption “Special Factors — Opinion of Jefferies, the Independent Committee’s Financial Advisor” beginning on page 51; and

  the Company’s ability, under certain circumstances pursuant to the merger agreement, to seek specific performance to prevent breaches of the merger agreement by Parent and to enforce (i) Parent’s obligation under the merger agreement to cause CITIC PE’s financing commitment to be funded, subject to certain customary conditions, and (ii) the CITIC PE commitment letter as a third party beneficiary thereunder in accordance with the provisions of the merger agreement.

In addition, the independent committee and our board of directors believed that sufficient procedural safeguards were and are present to ensure that the merger is procedurally fair to our unaffiliated shareholders and unaffiliated ADS holders and to permit the independent committee and our board of directors to represent effectively the interests of such shareholders and ADS holders. These procedural safeguards, which are not listed in any relative order of importance, are discussed below:

  the consideration and negotiation of the merger agreement was conducted entirely under the control and supervision of the independent committee, which consists of three independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the independent committee’s authority;

  in considering the transaction with the Consortium, the independent committee acted solely to represent the interests of the Company and unaffiliated shareholders and unaffiliated ADS holders, and the independent committee had independent control of the extensive negotiations with the Consortium with the assistance of the independent committee’s own legal and financial advisors;

  all of the directors serving on the independent committee during the entire process were and are independent directors and free from any affiliation with the Consortium. In addition, none of such directors is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such directors has any financial interest in the merger other than the members’ receipt of board and independent committee compensation (which are not contingent upon the completion of the merger or the independent committee’s or board’s recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement;

  the independent committee was assisted in negotiations with the Consortium and in its evaluation of the merger by its own legal and financial advisors;

  the independent committee was empowered to consider, attend to and take any and all actions in connection with the Proposal Letter and the transactions contemplated thereby from the date the committee was established, and no evaluation, negotiation, or response regarding the transaction or any documentation in connection therewith from that date forward was considered by our board of directors for approval unless the independent committee had recommended such action to our board of directors;

  the terms and conditions of the merger agreement were the product of extensive negotiations between the independent committee and its advisors, on the one hand, and the Consortium and its advisors, on the other hand, which, among other things, resulted in an increase in the Consortium’s offer price from $2.1428 per Share, or $15.00 per ADS, to $2.20 per Share, or $15.40 per ADS;

  the independent committee had the authority to reject the terms of any strategic transaction, including the merger;

  the independent committee held meetings regularly, in person or telephonically, to consider and review the terms of the merger, the transaction documents and other relevant factors;

  the recognition by the independent committee and our board of directors that it had no obligation to recommend the approval of the merger proposal from the Consortium or any other transaction;

  the recognition by the independent committee and our board of directors that, under the terms of the merger agreement, it has the ability to provide information to or participate in discussions or negotiations with persons making unsolicited acquisition proposals, and to consider any acquisition proposal reasonably likely to result in a superior proposal, until the date our shareholders vote upon and approve the merger agreement;

  the ability of the Company to terminate the merger agreement prior to obtaining the required shareholder approval in order to enter into an alternative acquisition agreement relating to a superior proposal subject to compliance with the terms and conditions of the merger agreement;

  the ability of the independent committee and our board of directors to change its recommendation to our shareholders of the merger proposal prior to obtaining the required shareholder approval subject to compliance with the terms and conditions of the merger agreement;

  the recognition by the independent committee that because the approval of the merger agreement requires the approval of holders representing two-thirds of the outstanding Shares present and voting at the extraordinary general meeting in person or by proxy as a single class, the Consortium does not have sufficient votes to unilaterally approve the merger agreement;

  the recognition by the independent committee that, given the relatively low percentage of outstanding Shares beneficially owned by the Rollover Shareholders (as of February 8, 2013, all Shares that they beneficially owned represented approximately 13.93% of the total outstanding Shares, all Shares and Company RSs that they beneficially owned represented 18.61% of the total outstanding Shares and Shares represented by Company RSs, and all Shares, Company RSs and Company Options that they beneficially owned represented 18.85% of the total outstanding Shares and Shares represented by Company RSs and Company Options) and the high statutory vote required under Cayman Islands law to approve the merger (two-thirds of the outstanding shares present and voting at the shareholder meeting), a substantial vote of the unaffiliated shareholders of the Company in favor of approval of the merger would still be required even without the express condition that the merger must be approved by the majority of the minority of the unaffiliated shareholders and ADS holders; and

  the availability of dissenters’ rights to the unaffiliated shareholders who comply with all of the required procedures under the Cayman Islands Companies Law for exercising dissenters’ rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by special appraisers.

The independent committee and our board of directors also considered a variety of potentially negative factors discussed below concerning the merger agreement and the merger, which are not listed in any relative order of importance:

  the fact that completion of merger is not contractually subject to the majority of the minority vote condition;

  the fact that the Company’s unaffiliated shareholders and unaffiliated ADS holders will have no ongoing equity participation in the Company following the merger, and that they will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company, which could include a dividend to shareholders;

  the possibility that the Buyer Group could sell part or all of the Company following the merger to one or more purchasers at a valuation higher than that being paid in the merger;

  the fact that Dr. Lou, the Company’s chairman and chief executive officer, Mr. Tan, the Company’s chief financial officer, together with the other Rollover Shareholders, beneficially owning approximately 13.93% of the total outstanding Shares as of February 8, 2013, have expressed unwillingness to consider a sale of their stake to or participate in alternative transactions with any third party and that the nature of the Company’s business requires Dr. Lou’s and Mr. Tan’s continued role in management and customer relationship matters, which may have discouraged, and may in the future discourage, third parties from submitting alternative acquisition proposals with terms and conditions, including price, that may be superior to the merger;

  the restrictions on the conduct of the Company’s business prior to the completion of the merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the merger;

  the risks and costs to the Company if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

  the Company will be required to, under certain circumstances, pay Parent and, therefore indirectly, the Consortium, a termination fee of $3 million and reimbursement of Parent’s expenses of up to $1 million in connection with the termination of the merger agreement;

  the fact that since the Company became publicly listed on February 7, 2007, the highest historical closing price of our ADSs ($21.21 per ADS) exceeds the merger consideration offered to our unaffiliated shareholders and unaffiliated ADS holders;

  the terms of the Consortium’s participation in the merger and the fact that the Rollover Shareholders have interests in the transaction that are different from, or in addition to, those of our unaffiliated shareholders and unaffiliated ADS holders. Please see “Special Factors — Interests of Certain Persons in the Merger” beginning on page 66 for additional information;

  the possibility that the merger might not be completed and the negative impact of a public announcement of the merger on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel;

  the taxability of an all cash transaction to our unaffiliated shareholders and unaffiliated ADS holders that are U.S. holders for U.S. federal income tax purposes;

  subject to any equitable remedies the Company may be entitled to, including the specific performance rights provided by and subject to the terms of the merger agreement, the Company’s remedies in the event of breach of the merger agreement by Parent or Merger Sub are limited to receipt of a Parent reverse termination fee of $6 million and reimbursement of the Company’s expenses of up to $1 million in connection with the termination of the merger agreement, and under certain circumstances the Company may not be entitled to a Parent reverse termination fee or reimbursement of its expenses at all;

  the fact that Parent and Merger Sub are newly formed corporations with essentially no assets other than the financing commitment of CITIC PE for the merger, and that the Company’s ability to seek specific performance against by Parent and Merger Sub of their obligations under the merger agreement to cause CITIC PE to make the equity contribution to Holdco under the CITIC PE commitment letter is conditional upon the availability of financing from CITIC Bank (or, if applicable, other alternative financing sources);

  the fact that the obligations of Parent and Merger Sub to complete the merger is subject to the condition that the amount of unrestricted Company cash available at the closing to finance a portion of the merger consideration is at least, together with any backup financing arranged by Parent if any such cash is not available, $79 million; and

  the possibility that Parent and Merger Sub may be unable or unwilling to complete the merger, including if CITIC Bank or CITIC PE does not provide the financing pursuant to the debt facility agreement or the CITIC PE commitment letter despite Parent’s and Merger Sub’s compliance with their financing obligations set forth in the merger agreement or if Parent or Merger Sub chooses not to complete despite the availability of financing.

The foregoing discussion of information and factors considered by the independent committee and our board of directors is not intended to be exhaustive, but includes a number of factors considered by the independent committee and our board of directors. In view of the wide variety of factors considered by the independent committee and our board of directors, neither the independent committee nor our board of directors found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the independent committee and our board of directors may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The independent committee recommended that our board of directors approve, and our board of directors approved, the merger agreement based upon the totality of the information presented to and considered by it.

Neither the independent committee nor our board of directors considered the liquidation value of Company’s assets because each considers the Company to be a viable going concern business in which value is derived from cash flows generated from its continuing operations. In addition, the independent committee and the board of directors believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value. Each of the independent committee and the board of directors believes the analyses and additional factors it reviewed provided an indication of our going concern value. Each of the independent committee and board of directors also considered the historical market prices of our ADSs as described under the caption “Market Price of the Company’s ADSs, Dividends and Other Matters — Market Price of the ADSs” beginning on page 73. Neither the independent committee nor our board of directors considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the shareholders of the Company, as a factor. The independent committee and board of directors believe that net book value is not a material indicator of the value of the Company as a going concern. The Company’s net book value per Share was $1.43 based on the weighted average number of outstanding Shares during 2012. Net book value does not take into account the future prospects of the Company, market conditions, trends in the industry related to the research and development, manufacturing and marketing of bio-pharmaceutical products or the business risks inherent in competing with larger companies in that industry.

In reaching its determination that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of the Company and our unaffiliated shareholders and unaffiliated ADS holders and its decision to approve the merger agreement and recommend the approval of the merger agreement by our shareholders, our board of directors considered the analysis and recommendation of the independent committee and the factors examined by the independent committee as described above under this section and adopted such recommendations and analysis. For the foregoing reasons, our board of directors believes that the merger agreement and the transactions contemplated thereby, including the merger, are substantively and procedurally fair to our unaffiliated shareholders and unaffiliated ADS holders.

To the extent known by each Filing Person after making reasonable inquiry, except as set forth under “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” and “The Extraordinary General Meeting—Our Board’s Recommendation,” no executive officer, director or affiliate of the Company or such Filing Person has made a recommendation either in support of or opposed to the transaction.

Position of the Buyer Group and CITIC PE as to the Fairness of the Merger

Under SEC rules governing “going private” transactions, each member of the Buyer Group and CITIC PE may be deemed to be an affiliate of the Company and may be required to express his, her or its beliefs as to the fairness of the merger to the Company’s unaffiliated shareholders and unaffiliated ADS holders. Each member of the Buyer Group and CITIC PE is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Group and CITIC PE as to the fairness of the merger are not intended and should not be construed as a recommendation to any shareholder of the Company as to how to vote on the proposal to approve the merger agreement. The Buyer Group and CITIC PE have interests in the merger that are different from, and in addition to, those of the shareholders and ADS holders unaffiliated with the Buyer Group or CITIC PE, or the unaffiliated shareholders and unaffiliated ADS holders, of the Company by virtue of their continuing interests in the surviving company after the closing of the merger. These interests are described under the section titled “Special Factors—Interests of Certain Persons in the Merger.”

Each member of the Buyer Group and CITIC PE believes that the interests of the Company’s unaffiliated shareholders and unaffiliated ADS holders were represented by the independent committee, which negotiated the terms and conditions of the merger agreement with the assistance of its own legal and financial advisors. The Buyer Group and CITIC PE attempted to negotiate a transaction that would be most favorable to it rather than the Company’s unaffiliated shareholders and unaffiliated ADS holders, and, accordingly, did not negotiate the merger agreement with a goal of obtaining terms that were substantively or procedurally fair to such shareholders. The Buyer Group and CITIC PE did not participate in the deliberations of the independent committee regarding, and did not receive any advice from the independent committee’s legal or financial advisors as to, the fairness of the merger to the Company’s unaffiliated shareholders and unaffiliated ADS holders.

Based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the independent committee and the Company’s board of directors discussed in the section titled “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 37, the Buyer Group and CITIC PE believe that the merger is substantively and procedurally fair to the Company’s unaffiliated shareholders and unaffiliated ADS holders based upon the following factors:

  the current and historical market prices of the Company Shares, including the fact that the merger consideration of $2.20 per Share, or $15.40 per ADS, offered to the Company’s unaffiliated shareholders and unaffiliated ADS holders represents a premium of approximately 32.9% over the closing price on September 11, 2012, the last trading day before Dr. Lou and CITIC PE delivered to the Company’s board of directors the Proposal Letter, and a premium of approximately 33.4% over the 30-day volume weighted average closing price prior to the delivery of the Proposal Letter;

  the merger consideration of $2.20 per Share, or $15.40 per ADS, is payable entirely in cash, thus allowing the Company’s unaffiliated shareholders and unaffiliated ADS holders to immediately realize a certain and fair value for their Shares and ADS;

  the independent committee determined, by the unanimous vote of all members of the independent committee, and the Company’s board of directors determined, upon the unanimous vote of all members of the board of directors (other than Dr. Lou and other members of the board of directors who are Rollover Shareholders, each of whom recused himself or herself from such determination), that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of the Company’s unaffiliated shareholders and unaffiliated ADS holders;

  CITIC PE and Dr. Lou have severally agreed to guarantee the obligations of Parent under the merger agreement to pay, under certain circumstances, a reverse termination fee to the Company and reimburse certain expenses of the Company;

  the Buyer Group has secured debt and convertible note financing commitments or agreements that, together with the planned use of Company cash, are sufficient to fund the transactions contemplated in the merger agreement and pay certain fees and expenses contemplated by the merger agreement, which financings are subject only to customary funding conditions, thereby providing a high degree of certainty with respect to the closing of the merger;

  the merger will provide liquidity for the Company’s unaffiliated shareholders and unaffiliated ADS holders without incurring brokerage and other costs typically associated with market sales;

  the independent committee, consisting entirely of directors who are not officers or employees of the Company and who are not affiliated with the Consortium, was established and given absolute authority to, among other things, review, evaluate and negotiate the terms of the merger and to decide whether or not to engage in the merger;

  the members of the independent committee do not have any interests in the merger different from, or in addition to, those of the Company’s unaffiliated shareholders and unaffiliated ADS holders, other than the members’ receipt of board and independent committee compensation (which are not contingent upon the closing of the merger or the independent committee’s or the board’s recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement;

  while each of Dr. Lou, Mr. Bin Huang and Ms. Dongmei Su is a director of the Company, because of their participation in the transaction as Rollover Shareholders, none of them served on the independent committee, nor did any member of the Consortium participate in or have any influence over the deliberative process of, or the conclusions reached by, the independent committee or the negotiating positions of the independent committee;

  the independent committee retained and was advised by its own legal and financial advisors experienced in advising committees such as the independent committee in similar transactions;

  the independent committee and the Company’s board of directors had no obligation to recommend the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger;

  the merger consideration and other terms and conditions of the merger agreement were the result of extensive negotiations between Dr. Lou, CITIC PE, Parent, Merger Sub, and their legal and financial advisors, on the one hand, and the independent committee and its own legal and financial advisors, on the other hand;

  the fact that the independent committee’s financial advisor rendered an opinion, dated February 8, 2013, to the independent committee as to the fairness, from a financial point of view, as of such date and based on and subject to the assumptions, considerations, qualifications, and limitations set forth in the written opinion, of the $2.20 per Share to be received by holders of Shares and $15.40 per ADS to be received by holders of ADSs (in each case other than Parent, Merger Sub and holders of Consortium Shares, and their respective affiliates);

  the Company, under certain circumstances, is able to specifically enforce the terms of the merger agreement and the CITIC PE commitment letter;

  given the approval of the merger agreement is subject to approval by the affirmative vote of shareholders representing at least two-thirds or more of the outstanding Shares present and voting in person or by proxy as a single class, assuming all unaffiliated shareholders will be present and voting in person or by proxy at the extraordinary general meeting, approximately 82,128,966 Shares owned by unaffiliated shareholders, constituting approximately 61.27% of the Shares owned by the unaffiliated shareholders (if the number of Shares as of the Share record date remained the same as the number of Shares as of February 8, 2013) or, approximately 79,223,145 Shares owned by unaffiliated shareholders, constituting approximately 58.93% of the Shares owned by the unaffiliated shareholders (if taking into account all outstanding Company Options and Company RSs), are required to approve the merger agreement at the extraordinary general meeting;

  under the terms of the merger agreement, in certain circumstances prior to obtaining the required shareholder approval of the merger, the Company is permitted to provide information to and participate in discussions or negotiations with persons making alternative proposals and the board of directors of the Company is permitted to withdraw or modify its recommendation of the merger agreement; and

  the ability of the Company to terminate the merger agreement (in accordance with the terms of the merger agreement) upon acceptance of a superior proposal.

The Buyer Group and CITIC PE did not consider the Company’s net book value, which is defined as total assets minus total liabilities, as a factor. The Buyer Group and CITIC PE believe that net book value, which is an accounting concept based on historical costs, is not a material indicator of the value of the Company as a going concern because it does not significantly take into account the future prospects of the Company, market conditions, trends in the industry related to the development and manufacturing of pharmaceutical products, or the business risks inherent in competing with other companies in that industry. The Buyer Group and CITIC PE note, however, that the merger consideration of $2.20 per Share is higher than the net book value of the Company per diluted share of $1.28 as of September 30, 2012. The Buyer Group and CITIC PE did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern and because the Company will continue to operate its business following the merger. The Buyer Group and CITIC PE did not establish, and did not consider, a going concern value for the Company’s Shares as a public company to determine the fairness of the merger consideration to the Company’s unaffiliated shareholders and unaffiliated ADS holders. However, to the extent the pre-merger going concern value was reflected in the pre-announcement per Share price of the Company’s Shares, the merger consideration of $2.20 per Share represented a premium to the per Share going concern value of the Company.

The Buyer Group and CITIC PE did not perform or receive any independent reports, opinions, or appraisals from any outside party related to the merger, and thus did not consider any such reports, opinions, or appraisals in determining the substantive and procedural fairness of the merger to the Company’s unaffiliated shareholders and unaffiliated ADS holders.

The foregoing discussion of the information and factors considered and given weight by the Buyer Group and CITIC PE in connection with their evaluation of the substantive and procedural fairness to the Company’s unaffiliated shareholders and unaffiliated ADS holders of the merger agreement and the transactions contemplated by the merger agreement, including the merger, includes all material factors considered by the Buyer Group and CITIC PE. The Buyer Group and CITIC PE did not find it practicable to and did not quantify or otherwise attach relative weights to the foregoing factors in reaching its position as to the substantive and procedural fairness of the merger agreement and the merger to the Company’s unaffiliated shareholders and unaffiliated ADS holders. Rather, the Buyer Group and CITIC PE made the fairness determination after considering all of the foregoing as a whole.

The Buyer Group and CITIC PE believe these factors provide a reasonable basis for their beliefs that the merger is both substantively and procedurally fair to the Company’s unaffiliated shareholders and unaffiliated ADS holders. These beliefs, however, are not intended to be and should not be construed as a recommendation by the Buyer Group and CITIC PE to any shareholder of the Company as to how such shareholder should vote with respect to the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger. The Buyer Group and CITIC PE attempted to negotiate the terms of a transaction that would be most favorable to them, and not to the unaffiliated shareholders and unaffiliated ADS holders of the Company, and accordingly, did not negotiate the merger agreement with a goal of obtaining terms that were fair to such shareholders.

Purposes and Reasons of the Buyer Group and CITIC PE for the Merger

Under SEC rules governing “going-private” transactions, each member of the Buyer Group and CITIC PE may be deemed to be an affiliate of the Company and may be required to express its reasons for the merger to the Company’s unaffiliated shareholders and unaffiliated ADS holders. Each member of the Buyer Group and CITIC PE is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group and CITIC PE, the purpose of the merger is to enable the Consortium to acquire control of the Company in a transaction in which the unaffiliated shareholders and unaffiliated ADS holders will receive $2.20 per Share or $15.40 per ADS (less $0.05 per ADS cancellation fees). After ADSs representing Shares of the Company cease to be publicly traded, the Consortium will bear 100% of the risks and rewards of ownership of the Company. In addition, the merger will allow the Consortium to maintain an investment in the Company through their equity investments in Holdco as described in this proxy statement under the section titled “Special Factors—Financing of the Merger” beginning on page 61, and at the same time enable Dr. Lou to maintain a leadership role with the surviving company.

The Buyer Group and CITIC PE believe that, as a privately held entity, the Company’s management will have greater flexibility to focus on improving the Company’s long-term profitability without the constraints caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period performance. As a privately held entity, the Company will have greater flexibility to make decisions that might negatively affect short-term results, but that could increase the Company’s value over the long term.

As a privately held entity, the Company will also be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002. The need for the management of the Company to be responsive to unaffiliated shareholders’ and unaffiliated ADS holders’ concerns and to engage in dialogue with unaffiliated shareholders and unaffiliated ADS holders can also at times distract management’s time and attention from the effective operation and improvement of the business.

The Buyer Group decided to undertake the going private transaction at this time to take advantage of the benefits of the Company being a privately held company as described above, and because Holdco and Parent were able to obtain financing from CITIC PE and CITIC Bank on terms satisfactory to the Buyer Group. CITIC PE decided to undertake the going private transaction at this time as a matter of ordinary course in its investment business and in order to participate in any potential increase in the value of the surviving company, if CITIC PE’s wholly owned subsidiary determines to convert or exchange its convertible and exchangeable notes into equity in the future.

Certain Financial Projections

The Company’s management does not, as a matter of course, make available to the public future financial projections. However, in connection with the independent committee’s evaluation of the merger, our management provided certain financial projections for the fiscal years ending December 31, 2012 through December 31, 2018 to the independent committee’s financial advisor. These financial projections were first provided on October 3, 2012 and revised by management of the Company on October 15, 2012. These financial projections were updated by the Company’s management primarily because, after the Company’s management reviewed more thoroughly the Company’s financial and operational data, it revised its assumptions regarding the potential decrease in prices for EPIAO and TPIAO, its two major products, decrease in the Company’s gross margin ratio, and increase in the Company’s marketing and sales expenses. As a result of these revised assumptions, the Company’s projected results improved in the updated financial projections compared to the October 3, 2012 preliminary financial projections. The independent committee directed Jefferies to utilize the updated financial projections provided by the Company on October 15, 2012 for purposes of its financial analyses, and Jefferies prepared its financial analyses based on such financial projections for the fiscal years ending December 31, 2012 through December 31, 2017. These financial projections, which were based on our management’s projection of our future financial performance as of the date provided, were prepared for internal use, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles (“U.S. GAAP”).

The financial projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the projections, the Company’s management took into account historical performance, combined with estimates regarding revenues, operating income and operating expenses. Although the projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by our management. The main assumptions underlying the financial projections are:

  the policies and measures adopted by the Chinese government in recent years to regulate drug prices will remain stable or become more stringent for the next several years. Such trend will to a large extent determine the prices of our products, which is one of the most important factors that have an impact on our revenue;

  the prices of our existing products are expected to decline in 2013 and thereafter as National Development and Reform Commission, the Chinese regulator of drug prices, announced a new round of price cuts in September 2012;

  the number of patients may continue to grow rapidly in 2013, which would have a positive impact on our revenue growth, but with the increase in number of patients, the growth rate of patients thereafter will slow down gradually, which would impact negatively on the growth rate of our revenues;

  the treatment rate may continue to grow due to China’s improved healthcare and reimbursement coverage, which would have a positive impact on our revenue growth, but given China’s GDP growth rate has been slowing down and there has been a healthcare insurance fund deficiency in Beijing and Shanghai, the increase of treatment rate is expected to slow down, which would impact negatively on the growth rate of our revenues; and

  competition in high dosage erythropoietin (“EPO”) products, one of our major products, will likely intensify as two to three domestic companies have launched or will likely launch high dosage EPO products in the next couple of years, which will impose more pressure on our pricing strategy and would impact negatively on the growth rate of our revenues.

These assumptions are generally in line with the historical financial results of the Company and publicly available industry and macroeconomic forecasts. However, the information in the financial projections is not fact and should not be relied upon as being necessarily predictive of actual future results. In addition, factors such as industry performance, the market for our existing and new products, the competitive environment, expectations regarding future acquisitions or any other transactions and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of our management, may cause actual future results to differ materially from the results forecasted in these financial projections. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared. For instance, the projections do not give effect to the merger or any changes to our operations or strategy that may be implemented after the time the projections were prepared. There can be no assurance that the projections will be realized or that actual results will not be significantly different from those contained in the projections.

Neither the Company’s independent registered public accounting firm, Ernst & Young Hua Ming, nor any other independent accountants have compiled, examined or performed any procedures with respect to these financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability. These projections are not included in this proxy statement in order to induce any shareholder to vote in favor of the approval of the merger agreement or to elect not to seek appraisal for his or her Shares.

The inclusion of the projections should not be regarded as an indication that the Company, the Consortium, the independent committee, the independent committee’s financial advisor or anyone who received the projections then considered, or now considers, them necessarily predictive of actual future events, and the projections should not be relied on as such. None of the Company, the Consortium, the independent committee, the independent committee’s financial advisor or any of their affiliates intends, and each of them disclaims any obligation, to revise or correct the projections (even in the short term).

The inclusion of the projections in this proxy statement should not be deemed an admission or representation by the Company, the Consortium or the independent committee that they are viewed by the Company, the Consortium or the independent committee as material information of the Company, and in fact, the Company, the Consortium and the independent committee view the projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. The projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the projections, shareholders are cautioned not to place undue, if any, reliance on the projections included in this proxy statement.

The following table summarizes the financial projections prepared by our management as of October 15, 2012:

Management Projections
	2013E	2014E	2015E	2016E	2017E
(Chinese Renminbi, in thousands)
Net Revenue	¥742,050	¥841,827	¥925,524	¥1,003,036	¥1,075,365
% growth	12%	13%	10%	8%	7%
Gross Profit	¥645,584	¥723,971	¥786,695	¥842,550	¥892,553
% net revenue	87%	86%	85%	84%	83%
EBITDA(1)	¥142,790	¥178,853	¥187,477	¥183,430	¥203,754
% net revenue	19%	21%	20%	18%	19%

Depreciation and Amortization	28,038	29,928	41,268	43,158	65,838
EBIT(2)	¥114,752	¥148,925	¥146,209	¥140,272	¥137,915
% net revenue	15%	18%	16%	14%	13%
Net Income	¥103,570	¥131,100	¥129,754	¥126,264	¥126,202
% net revenue	14%	16%	14%	13%	12%
Capex	¥118,125	¥118,125	¥70,875	¥70,875	¥18,900
% net revenue	16%	14%	8%	7%	2%

Stock Based	22,000	22,000	22,000	22,000	22,000
Compensation
Adjusted EBITDA(3)	¥164,790	¥200,853	¥209,477	¥205,430	¥225,754
% net revenue	22%	24%	23%	20%	21%
Net Income Per ADS	4.44	5.52	5.37	5.13	5.04

(1)	“EBITDA” refers to earnings before interest, taxes, depreciation and amortization.

(2)	“EBIT” refers to earnings before interest and taxes.

(3)	“Adjusted EBITDA” equals EBITDA plus Stock Based Compensation.

EBITDA and EBIT are non-U.S. GAAP measures that are used by management as supplemental financial measures to evaluate the Company’s operational trends. Neither metric should be relied upon as an alternative to net income. Neither EBITDA nor EBIT is defined under U.S. GAAP and, accordingly, they may not be comparable measurements to those used by other companies.

NONE OF THE COMPANY OR OUR AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE U.S. FEDERAL SECURITIES LAW.

The financial projections are forward-looking statements. For information on factors which may cause our future financial results to materially vary, please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 115 and “Item 3. Key Information—D. Risk Factors” included in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011, incorporated by reference into this proxy statement.

Opinion of Jefferies, the Independent Committee’s Financial Advisor

Jefferies is acting as the independent committee’s financial advisor in connection with the merger and, as part of that engagement, the independent committee requested that Jefferies evaluate the fairness, from a financial point of view, of the per Share merger consideration to be received by holders of Shares and the per ADS merger consideration to be received by holders of ADSs (in each case other than Parent, Merger Sub and holders of Consortium Shares, and their respective affiliates). On February 8, 2013, at a meeting of the independent committee held to evaluate the merger, Jefferies delivered to the independent committee an oral opinion, confirmed by delivery of a written opinion dated February 8, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $2.20 per Share merger consideration to be received by holders of Shares and the $15.40 per ADS merger consideration to be received by holders of ADSs (in each case other than Parent, Merger Sub and holders of Consortium Shares, and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies. Jefferies’ opinion is attached as Annex B and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the independent committee (in its capacity as such) in its evaluation of the merger consideration from a financial point of view and did not address any other aspect of the merger. The opinion did not address the relative merits of the transactions contemplated by the merger agreement or related documents as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the merger or the terms of the merger agreement or any rollover, voting or other documents, agreements or arrangements referred to in the merger agreement or entered into in connection with the merger or otherwise. Jefferies’ opinion should not be construed as creating any fiduciary duty on Jefferies’ part to any party and does not constitute a recommendation as to how any security holder should vote or act with respect to the merger or any related matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

  reviewed an execution version of the merger agreement provided to Jefferies on February 8, 2013;

  reviewed certain publicly available financial and other information about the Company;

  reviewed certain information furnished to Jefferies by the Company’s management relating to the Company’s business, operations and prospects, including financial forecasts and estimates prepared by the Company’s management and approved for Jefferies’ use by the independent committee;

  held discussions with members of the Company’s senior management and the independent committee concerning the matters described in the two preceding bullets;

  held discussions, at the independent committee’s direction, with third parties to solicit indications of interest in the possible acquisition of the Company;

  reviewed the trading price history and implied multiples for ADSs and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

  compared the financial terms of the merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the Company’s management and the independent committee that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of the Company and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies was informed, however, and assumed, at the independent committee’s direction, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management as to the future financial performance of the Company. Jefferies expressed no opinion as to any such financial forecasts or the assumptions on which they were made. In addition, Jefferies understood that historical financial statements and financial forecasts for the Company were prepared by the Company’s management in RMB and Jefferies utilized, with the independent committee’s consent, certain publicly available RMB to U.S. dollar exchange rates for purposes of its analyses and opinion. Jefferies expressed no view or opinion as to any currency or exchange rate fluctuations and assumed, with the independent committee’s consent, that any such fluctuations would not in any respect be meaningful to its analyses or opinion. Jefferies also relied, at the independent committee’s direction, upon the assessments of the Company’s management as to (i) governmental and regulatory policies and matters affecting the pharmaceutical industry and the potential impact on the Company and (ii) the validity of, and risks associated with, the existing and future products and intellectual property of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such products, approval by appropriate governmental authorities and the validity and life of related patents). The Company’s management also advised Jefferies, and Jefferies assumed, at the independent committee’s direction, that each ADS is convertible into, and equivalent for purposes of Jefferies’ analysis and opinion to, seven Shares.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies’ opinion. Jefferies has no obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of the opinion. Jefferies made no independent investigation of any legal, accounting or tax matters affecting the Company and assumed the correctness in all respects material to its analysis of all legal, accounting and tax advice given to the Company, the independent committee or the Company’s board of directors, including, without limitation, advice as to the legal, accounting and tax consequences to the Company and its security holders of the terms of, and transactions contemplated by, the merger agreement and related documents. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences to any security holder of the Company of the merger. Jefferies assumed that the final form of the merger agreement would be substantially similar to the execution version reviewed by Jefferies. Jefferies also assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the merger.

The independent committee did not ask Jefferies to, and its opinion did not, address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of ADSs and Shares (excluding Parent, Merger Sub, holders of Consortium Shares, and their respective affiliates) as expressly set forth in its opinion. Jefferies’ opinion did not take into account different attributes of the securities of the Company, including, without limitation, any conversion or other features and related expenses, or individual circumstances of specific holders with respect to control, voting or other rights, restrictions or aspects which may distinguish such securities or holders. Jefferies expressed no opinion as to the price at which ADSs would trade, or Shares may be transferable, at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the merger relative to the merger consideration or otherwise. The issuance of Jefferies’ opinion was authorized by the Fairness Committee of Jefferies. Except as described in this summary, the Company imposed no other instructions or limitations on Jefferies with respect to the investigations made or the procedures followed by Jefferies in rendering its opinion.

In connection with rendering its opinion to the independent committee, Jefferies performed a variety of financial and comparative analyses which are summarized below. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies and selected transactions analyses summarized below, no company or transaction used as a comparison was identical to the Company or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

The merger consideration was determined through negotiation between the independent committee and the Consortium, and the decision to enter into the merger was solely that of the independent committee and the Company’s board of directors. Jefferies’ opinion and financial analyses were only one of many factors considered by the independent committee in its evaluation of the merger and should not be viewed as determinative of the views of the independent committee, the Company’s board of directors or management with respect to the merger or the merger consideration.

The following is a brief summary of the material financial analyses performed by Jefferies and reviewed with the independent committee on February 8, 2013. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Selected Companies Analysis. Jefferies reviewed selected financial and stock market data of the Company and the following 14 selected publicly traded companies, referred to as the selected companies, seven of which operate in the Chinese pharmaceuticals sector, referred to as the selected Chinese pharmaceuticals companies, and seven of which operate in the U.S.-focused specialty pharmaceuticals sector, referred to as the selected U.S.-focused pharmaceuticals companies:

Selected Chinese Pharmaceuticals Companies	Selected U.S.-Focused Pharmaceuticals Companies
• Lansen Pharmaceutical Holdings Co., Ltd	• Cubist Pharmaceuticals, Inc.
• Lee’s Pharmaceutical Holdings Ltd.	• Hi-Tech Pharmacal Co., Inc.
• SciClone Pharmaceuticals, Inc.	• Jazz Pharmaceuticals Public Limited Company
• Sihuan Pharmaceutical Holdings Group Ltd.	• The Medicines Company
• Simcere Pharmaceutical Group.	• Questcor Pharmaceuticals, Inc.
• Sino Biopharmaceutical Ltd.	• Salix Pharmaceuticals, Ltd.
• Sinovac Biotech Ltd.	• Spectrum Pharmaceuticals, Inc.

Jefferies reviewed enterprise values of the selected companies, calculated as equity values based on closing stock prices on February 6, 2013 plus total debt, preferred equity and non-controlling interests less cash and cash equivalents, as a multiple of calendar years 2012 and 2013 estimated earnings before interest, taxes, depreciation and amortization as adjusted to add-back stock-based compensation (treating stock-based compensation as a non-cash expense), referred to as adjusted EBITDA. Jefferies also reviewed equity values of the selected companies, based on closing stock prices on February 6, 2013, as a multiple, to the extent publicly available, of calendar year 2013 estimated earnings per share, referred to as EPS. The overall low to high calendar years 2012 and 2013 estimated adjusted EBITDA multiples observed for the selected Chinese pharmaceuticals companies were 4.5x to 16.7x (with a median multiple of 10.3x) and 3.6x to 12.5x (with a median multiple of 8.4x), respectively. The overall low to high calendar years 2012 and 2013 estimated adjusted EBITDA multiples observed for the selected U.S.-focused pharmaceuticals companies were 5.6x to 13.1x (with a median multiple of 9.4x) and 4.3x to 14.0x (with a median multiple of 7.8x), respectively. The overall low to high calendar year 2013 estimated EPS multiples observed for the selected Chinese pharmaceuticals companies were 7.6x to 21.7x (with a median multiple of 17.6x) and for the selected U.S.-focused pharmaceuticals companies were 6.8x to 19.3x (with a median multiple of 12.7x) . Jefferies then applied selected ranges of calendar years 2012 and 2013 estimated EBITDA multiples of 9.0x to 11.0x and 7.5x to 9.0x, respectively, and calendar year 2013 estimated EPS multiples of 16.5x to 18.5x derived from the selected companies to corresponding data of the Company. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the Company were based on internal estimates of the Company’s management. This analysis indicated the following approximate implied per ADS and per Share equity value reference ranges for the Company, as compared to the per ADS and per Share merger consideration:

Implied Per ADS Equity Value Reference Ranges Based On:			Per ADS
2012E Adjusted EBITDA	2013E Adjusted EBITDA	2013E EPS	Merger Consideration
$16.18 - $18.55	$13.83 - $15.50	$11.76 - $13.18	$15.40

Implied Per Share Equity Value Reference Ranges Based On:			Per Share
2012E Adjusted EBITDA	2013E Adjusted EBITDA	2013E EPS	Merger Consideration
$2.31 - $2.65	$1.98 - $2.21	$1.68 - $1.88	$2.20

Selected Precedent Transactions Analysis. Jefferies reviewed publicly available financial information for the following nine selected transactions announced between January 1, 2008 and February 6, 2013 involving companies in the Chinese pharmaceuticals sector or the ex-China specialty pharmaceuticals sector, referred to as the selected precedent transactions:

Announcement
Date	Acquiror	Target
05/09/12	• CEO of China Nuokang Bio-Pharmaceutical Inc.	• China Nuokang Bio-Pharmaceutical Inc.
11/09/11	• STADA Arzneimittel AG	• Spirig Pharma AG
08/01/11	• Shionogi & Co., Ltd.	• C&O Pharmaceutical Technology (Holdings) Ltd.
10/29/10	• Hikma Pharmaceuticals PLC	• Baxter International Inc. (U.S. Generic Injectables Division)
10/28/10	• Sanofi-Aventis	• BMP Sunstone Corporation
04/08/10	• Fosun Industrial Co., Limited and CEO of Tongjitang Chinese Medicines Company	• Tongjitang Chinese Medicines Company
08/24/09	• Morgan Stanley Private Equity Asia and Senior Management of Sihuan Pharmaceutical Holdings Group	• Sihuan Pharmaceutical Holdings Group
03/31/08	• Teva Pharmaceutical Industries Ltd.	• Bentley Pharmaceuticals, Inc.
02/05/08	• MBK Partners and Management of Luye Pharma Group	• Luye Pharma Group

Jefferies reviewed transaction values of the selected transactions, calculated as the purchase prices paid for the target companies’ equity plus total debt, preferred equity and non-controlling interests less cash and cash equivalents, as a multiple of latest 12 months adjusted EBITDA. The overall low to high latest 12 months adjusted EBITDA multiples observed for the selected transactions were 5.2x to 17.4x (with a median multiple of 10.2x) . Jefferies then applied a selected range of latest 12 months adjusted EBITDA multiples of 9.0x to 11.0x derived from the selected transactions to the Company’s estimated calendar year 2012 adjusted EBITDA. Financial data of the selected transactions were based on publicly available information. Financial data of the Company were based on the Company’s public filings and internal estimates of the Company’s management. This analysis indicated the following approximate implied per ADS and per Share equity value reference ranges for the Company, as compared to the per ADS and per Share merger consideration:

Implied Per ADS	Per ADS
Equity Value Reference Range	Merger Consideration
$16.18 - $18.55	$15.40

Implied Per Share	Per Share
Equity Value Reference Range	Merger Consideration
$2.31 - $2.65	$2.20

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows (treating stock-based compensation as a non-cash expense) that the Company was forecasted to generate during the fiscal years ending December 31, 2013 through December 31, 2017 based on internal estimates of the Company’s management. The implied terminal value of the Company was derived by applying to the Company’s terminal year unlevered free cash flows a selected range of perpetuity growth rates of 4.0% to 6.0% . Present values of cash flows and terminal values were calculated using a discount rate range of 12.2% to 13.2% . This analysis indicated the following approximate implied per ADS and per Share equity value reference ranges for the Company, as compared to the per ADS and per Share merger consideration:

Implied Per ADS	Per ADS
Equity Value Reference Range	Merger Consideration
$11.44 - $14.17	$15.40

Implied Per Share	Per Share
Equity Value Reference Range	Merger Consideration
$1.63 - $2.02	$2.20

Other Information. Jefferies also noted certain additional factors that were not considered part of Jefferies’ financial analysis with respect to its opinion but were referenced for informational purposes, including a review of premiums paid in 23 selected Chinese take-private transactions announced between January 1, 2010 and February 6, 2013 and the nine selected precedent transactions referred to above. The 25th to 75th percentile implied premiums based on the closing stock price of the target company one trading day prior to public announcement of the relevant transaction for the selected Chinese take-private transactions were approximately 21.4% to 45.2% and for the selected precedent transactions were approximately 14.7% to 29.2% . Applying a selected range of premiums of 20% to 45% derived from the Chinese take-private transactions and 15% to 30% derived from the selected precedent transactions to the Company’s closing ADS price (and corresponding implied per Share price) on September 11, 2012 (the last trading day prior to the Company’s announcement that it has received a “going private” proposal from Dr. Lou and CITIC PE), indicated implied equity value reference ranges for the Company of approximately $13.91 to $16.81 per ADS (and $1.99 to $2.40 per Share) and $13.33 to $15.07 per ADS (and $1.90 to $2.15 per Share), respectively.

Miscellaneous

Under the terms of Jefferies’ engagement as the independent committee’s financial advisor, the Company agreed to pay Jefferies an aggregate fee of $1 million, a portion of which was payable upon delivery of Jefferies’ opinion and $500,000 is payable contingent upon completion of the merger. Jefferies also may receive an additional fee of $250,000 in the independent committee’s discretion upon completion of the merger. In addition, the Company agreed to reimburse Jefferies for its expenses, including fees and expenses of counsel, and to indemnify Jefferies and related parties against certain liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

Jefferies maintains a market in the securities of the Company and, in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company and other participants in the merger for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may in the future seek to provide financial advisory and financing services to the Company, other participants in the merger or entities that are affiliated with the Company or such other participants, for which Jefferies would expect to receive compensation.

Jefferies was selected to act as the independent committee’s financial advisor in connection with the merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Effect of the Merger on the Company

Private Ownership

The Company’s ADSs are currently listed on NASDAQ under the symbol “SSRX.” It is expected that, immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately held company owned directly by Parent and beneficially by the Consortium. Following the completion of the merger, the Company’s ADSs will cease to be listed on NASDAQ, and price quotations with respect to sales of the Company’s ADSs in the public market will no longer be available. In addition, registration of the Company’s ADSs and the underlying Shares under the Exchange Act will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. After the completion of the merger, our shareholders will no longer enjoy the rights or protections that U.S. federal securities laws provide.

Upon completion of the merger, each of our outstanding Shares and ADSs, other than (a) Consortium Shares, (b) Shares and ADSs beneficially owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and (c) the Dissenting Shares, will be cancelled in exchange for the right to receive $2.20 per Share or $15.40 per ADS (in the case of ADSs, less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement), as applicable, in cash, without interest and net of any applicable withholding taxes. At the effective time of the merger, the Consortium Shares and Shares and ADSs beneficially owned by the Company or any direct or indirect wholly owned subsidiary of the Company will be cancelled for no consideration. At the effective time of the merger, each ordinary share of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one fully paid and non-assessable ordinary share of the surviving company. As a result, current shareholders and ADS holders of the Company, other than the Rollover Shareholders, (a) would no longer have any equity interest in, or be shareholders of, the Company upon completion of the merger and (b) would not have the opportunity to participate in the earnings and growth of the Company or the right to vote on corporate matters after the completion of the merger. These unaffiliated shareholders and unaffiliated ADS holders would not be exposed to the risk of loss in relation to their investment in the Company after the completion of the merger.

Directors and Management of the Surviving Company

If the merger is completed, the current memorandum and articles of association of the Company will be replaced in its entirety by the memorandum and articles of association of Merger Sub, as in effect prior to the completion of the merger (except that, at the effective time, Article I of the memorandum and articles of association of the surviving company will be amended to read as follows: “The name of the company is 3SBio Inc.”). In addition, after the effective time of the merger, the directors of Merger Sub immediately prior to the effective time of the merger will become the directors of the Company, which is the surviving company, and the officers of the Company immediately prior to the effective time of the merger will remain the officers of the Company, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Primary Benefits and Detriments of the Merger

The primary benefits of the merger to the Company’s unaffiliated shareholders and unaffiliated ADS holders include, without limitation, the following:

  the receipt by such shareholders and ADS holders of $2.20 per Share or $15.40 per ADS in cash (in the case of ADSs, less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement), representing a premium of approximately 32.9% to the closing price of the ADSs on NASDAQ on September 11, 2012 and 33.4% over the Company’s 30-trading day volume weighted average closing price on September 11, 2012, the last trading day prior to the Company’s announcement on September 12, 2012 that it had received a “going private” proposal from Dr. Lou and CITIC PE; and

  the avoidance of the risks associated with any possible decrease in our future revenues and free cash flow, growth or value following the merger.

The primary detriments of the merger to the Company’s unaffiliated shareholders and unaffiliated ADS holders include, without limitation, the following:

  such shareholders and ADS holders will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

  in general, the receipt of cash pursuant to the merger or through the exercise of dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

The primary benefits of the merger to the Consortium include the following:

  if the Company successfully executes its business strategies, the value of the Consortium’s investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to Parent;

  the Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that may produce better short-term results, but which may not maximize equity value in the long term;

  the Company will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation;

  the Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations;

  the Company will be able to introduce new products and services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet short-term forecasts; and

  there will be a reduction of the costs and administrative burden associated with operating the Company as a publicly traded company, including the costs associated with regulatory filings and compliance requirements.

The primary detriments of the merger to the Consortium include the following:

  all of the risk of any possible decreases in our revenues, free cash flow or value following the merger will be borne by the Consortium;

  the business risks facing the Company, including increased competition and government regulation, will be borne by the Consortium;

  an investment in the surviving company by the Consortium following the merger will involve substantial risk resulting from the limited liquidity of such an investment; and

  following the merger, there will be no trading market for the surviving company’s equity securities.

The Company’s Net Book Value and Net Earnings

The table below sets out the indirect interest in the Company’s net book value and net earnings for the Rollover Shareholders before and immediately after the closing of the merger, based on the historical net book value and net earnings of the Company as of December 31st, 2011. Our net book value as of December 31, 2011 was approximately $196.12 million and our net earnings for the fiscal year ended December 31, 2011 was approximately $17.25 million.

		Ownership Prior to the Merger				Ownership After the Merger (1)
As of December 31st, 2011		Net Book Value		Earnings		Net Book Value		Earnings
		$'000%		$'000%		$'000%		$'000%
Name	# of shares
Dr. Jing Lou	12,857,383	15,170	7.7%	1,334	7.7%	83,822	42.7%	7,373	42.7%
Dan Lou	10,121,101	11,941	6.1%	1,050	6.1%	65,983	33.6%	5,804	33.6%
Bin Huang	1,130,645	1,334	0.7%	117	0.7%	7,371	3.8%	648	3.8%
Dongmei Su	1,063,871	1,255	0.6%	110	0.6%	6,936	3.5%	610	3.5%
Other Rollover
Shareholders	4,910,082	5,793	3.0%	510	3.0%	32,011	16.3%	2,816	16.3%
Total Rollover
Shareholders	34,993,164	35,493	18.1%	3,122	18.1%	196,122	100.0%	17,251	100.0%
Total Diluted ADS (mm)	23.75
Total Diluted shares	166,228,788

(1) This information does not reflect the effect of the debt financing to be provided by CITIC Bank to partially fund the merger, or the effect of any future conversion or exchange of the CITIC PE convertible and exchangeable note financing into equity of Holdco. After the effective time of the merger, CITIC PE will beneficially own 100 ordinary shares of Holdco. For additional information, please see “Special Factors — Financing of the Merger” beginning on page 61.

Plans for the Company after the Merger

Following the completion of the merger, Parent will own 100% of the equity interest in the surviving company. After the effective time of the merger, Parent anticipates that the Company will continue its current operations, except that it will (i) cease to be an independent publicly traded company and will instead be a wholly owned subsidiary of Parent and (ii) have substantially more debt than it currently has. After the effective time of the merger, the directors of Merger Sub immediately prior to the effective time of the merger will become the directors of the Company, and the officers of the Company immediately prior to the effective time of the merger will remain the officers of the Company, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Subsequent to the completion of the merger and the termination of registration of the Company’s ADSs and underlying Shares under the Exchange Act, the Company will no longer be subject to the Exchange Act and NASDAQ compliance and reporting requirements and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Alternatives to the Merger

The board of directors of the Company did not independently determine to initiate a process for the sale of the Company. The independent committee was formed on September 12, 2012, in response to the receipt of the Proposal Letter from Dr. Lou and CITIC PE on the same day.

From October 11 to October 22, 2012, the independent committee discussed with its advisors other potential alternatives available to the Company, and reviewed and discussed the proposed process to conduct a pre-signing market check through a third-party solicitation process and the proposed strategic buyers to approach. Following discussions, the independent committee instructed and authorized its financial advisor to contact 10 multinational pharmaceutical companies that might be interested in acquiring the Company for strategic reasons. The independent committee also approved December 3, 2012 as the deadline for the potential buyers to submit non-binding bids. During the pre-signing market check period, only two potential investors signed non-disclosure agreements with the Company, and only one potential buyer, or Party A, submitted a written preliminary non-binding proposal, which provided for the acquisition of all outstanding Shares at a range of $2.5714 to $2.8571 per Share, or $18.00 to $20.00 per ADS, by way of a cash merger to be effected under Cayman Islands law. Party A conducted due diligence on the Company, including through telephonic and in-person due diligence meetings with Mr. Tan. At the meetings between Party A and Mr. Tan, Mr. Tan expressed that management of the Company would be more supportive of a transaction in which Dr. Lou was involved. In light of management’s express preference to enter into a transaction in which Dr. Lou was involved, the independent committee instructed its financial advisor to send a list of questions to Party A as to its post-acquisition strategies and plans regarding the Company’s business operations, including Party A’s plans in the event all or a majority of the Company’s senior management were to leave the Company after Party A acquired the Company, Party A’s experience in operating pharmaceutical manufacturing and sales and marketing businesses in China, Party A’s personnel in China and the Asia Pacific region and the language skills and ability of such personnel to manage the Company and its operations, and Party A’s relationships with Chinese central and local regulatory bodies. Party A never responded to these questions and, on January 31, 2013, Party A sent a letter formally withdrawing from the process without giving a reason.

After the withdrawal of Party A, in light of Dr. Lou’s express indication that he and his affiliates would not sell their respective Shares or ADSs to any third party and the nature of the Company’s business which requires current management's continued role in management and customer relations, the independent committee determined that there was no viable alternative involving a sale transaction to the proposed sale of the Company to the Consortium since the Consortium was the only bidder staying in the process. The independent committee also took into account that, prior to obtaining required shareholder approval of the merger agreement, the Company can terminate the merger agreement in order to enter into an alternative acquisition agreement with respect to a superior proposal, subject to the payment to Parent of a termination fee of $3 million and reimbursement of Parent’s expenses of up to $1 million, as set forth in the merger agreement. In this regard, the independent committee recognized that it has flexibility under the merger agreement to respond to an alternative transaction proposed by a third party that is or is reasonably likely to result in a superior proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a superior proposal, recommend such proposal to the Company’s shareholders).

The independent committee did not consider any other form of transaction such as a tender offer, odd-lot offer or reverse stock split, because the merger is a one-step transaction structure and is most commonly used in "going-private" transactions involving China based companies.

Effects on the Company if the Merger is not Completed

If the merger agreement is not approved by the Company’s shareholders or if the merger is not completed for any other reason, shareholders will not receive any payment for their Shares in connection with the merger. Instead, the Company will remain a publicly traded company, the ADSs will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements, and the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders and ADS holders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our Shares or ADSs. Accordingly, if the merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares or ADSs, including the risk that the market price of the ADSs may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

Under certain circumstances set forth in the merger agreement, the Company may be required to pay Parent a termination fee of $3 million and reimburse Parent, Merger Sub and their affiliates (other than the Company) for their expenses of up to $1 million in connection with the merger, or Parent may be required to pay the Company a reverse termination fee of $6 million and reimburse the Company and its affiliates (other than Parent and Merger Sub) for their expenses of up to $1 million in connection with the merger, in each case, as described under the caption “The Agreement and Plan of Merger—Termination Fees and Reimbursement of Expenses” beginning on page 97.

If the merger is not completed, from time to time, the Company’s board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the merger agreement is not approved by the Company’s shareholders or if the merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing of the Merger

The Consortium estimates that the total amount of funds required to consummate the merger and related transactions, including payment of merger consideration to unaffiliated shareholders and unaffiliated ADS holders and fees and expenses in connection with the merger, will be approximately $313 million, assuming no exercise of appraisal rights by any shareholder of the Company. In calculating this amount, the Company and the Consortium did not consider the value of the Consortium Shares which will be cancelled for no consideration pursuant to the merger agreement. The Consortium expects to fund the merger through a combination of convertible note financing from CITIC PE of up to $133 million, senior debt financing of up to $100 million from CITIC Bank, and Company cash in the amount of up to $80 million. Additionally, the Rollover Shareholders will cancel the Consortium Shares, consisting of 20,185,915 Shares and 1,413,881 Company RSs and Company RSUs (in the case of Company RSs and Company RSUs, each is denominated in ADSs and represents seven Shares), the equivalent of an investment of approximately $66.18 million based upon the per Share merger consideration of $2.20 or per ADS merger consideration of $15.40, and subscribe for newly-issued ordinary shares of Holdco.

Convertible Note Financing

On February 8, 2013, CITIC PE and Holdco entered into a commitment letter pursuant to which CITIC PE committed to cause its wholly owned subsidiary to purchase, at or immediately prior to the closing of the merger, convertible and exchangeable notes of Holdco for an aggregate cash purchase price in immediately available funds equal to $133 million. The commitment of CITIC PE is conditioned upon the satisfaction or waiver of the conditions to the obligations of Parent and Merger Sub to effect the closing contained in the merger agreement and upon the contemporaneous consummation of the closing or the obtaining by the Company in accordance with the terms and conditions of Section 9.8 (specific performance) of the merger agreement of an order requiring Parent to cause the financing under the commitment letter to be funded and to consummate the merger. The commitment will terminate upon the earliest to occur of: (a) the effective time of the merger, (b) the valid termination of the merger agreement, (c) the funding of the commitment and (d) 90 days following the termination date of the merger agreement, unless Holdco has commenced enforcement actions against CITIC PE by such date. The Company is an express third party beneficiary of the commitment letter and has the right to seek specific performance of the commitment under the circumstances in which the Company would be permitted by the merger agreement to obtain specific performance requiring Parent to enforce the equity commitments.

Senior Debt Financing

On February 8, 2013, CITIC Bank, Parent, Holdco and Merger Sub entered into a facilities agreement (the “debt facility agreement”). The debt financing under the debt facility agreement will be available until November 8, 2013, being nine months after February 8, 2013. The debt facility consists of a $85 million facility A term loan with a term of three years (“Facility A”) and a $15 million facility B term loan with a term of six months (“Facility B”).

Conditions Precedent. The financing under the debt facility agreement is subject to the satisfaction or waiver of the following conditions:

• CITIC Bank, as “facility agent,” has received all of the documentary conditions precedent required under Part I of Schedule 2 of the debt facility agreement;

• no major default (as defined in the debt facility agreement) is continuing or would result from the proposed borrowing;

• all of the major representations (as defined in the debt facility agreement) are true;

• since February 8, 2013, no Company Material Adverse Effect (as defined in the merger agreement) has occurred or is then continuing;

• CITIC Bank has received evidence that (a) irrevocable wire transfers in the amount of no more than $80 million has been made by the Company to the paying agent (as defined in the debt facility agreement) and (b) irrevocable wire transfers in an aggregate amount of at least $133 million has been made by CITIC PE or its subsidiary to the paying agent (as defined in the debt facility agreement), and that the amounts under (a) and (b), together with the senior debt financing proceeds, will be applied towards funding of the merger consideration;

• Parent has provided a written undertaking from CITIC PE to provide contingent funding in order to meet any potential additional costs and expenses that may be incurred in connection with the merger.

Interest Rate. The interest rate of the facility is LIBOR (London Interbank Offered Rate) plus 4.50% per annum.

Prepayments and Amortization. Parent may, if it gives CITIC Bank not less than 15 business days prior notice, prepay after the last day of the availability period (as defined in the debt facility agreement), the whole or any part of any loan (but, if in part, being an amount that reduces the amount of that loan by a minimum amount of $10 million). Parent is required to make a mandatory prepayment upon the occurrence of the following:

• a listing (as defined in the debt facility agreement);

• a change of control (as defined in the debt facility agreement);

• a currency event (as defined in the debt facility agreement);

• within 150 days after the end of each financial year, prepay the loans in an amount equal to (a) 50 percent of the aggregate amount of the net income after tax of the borrower group (as defined in the debt facility agreement) less (b) $30 million;

• receipt of any equity redemption proceeds (as defined in the debt facility agreement);

• receipt of any disposal proceeds (as defined in the debt facility agreement);

• receipt of any additional debt proceeds (as defined in the debt facility agreement);

• receipt of any equity issuance proceeds (as defined in the debt facility agreement); and

• receipt of any distribution proceeds (as defined in the debt facility agreement);

For Facility A, Parent is required to repay: (a) an amount that reduces the aggregate amount of such loans by 10% on the date which is 12 months after the initial drawdown of such loans, (b) an amount that reduces the aggregate amount of such loans by 30% on the date which is 24 months after the initial drawdown of such loans and (c) any remaining amount of such loans on the date which is 36 months after the initial drawdown of such loans. For Facility B, Parent is required to repay the entire outstanding amount of such loans on the date which is six months after the initial drawdown of such loans.

Guarantors. All obligations of Parent under the debt facility agreement will be guaranteed by Holdco and Merger Sub, and the Company and its offshore subsidiaries will each become an additional guarantor on or prior to the effective time of the merger. In addition, any offshore entities established or acquired by Holdco or the borrower group in the future will need to become an additional guarantor.

Security. The obligations of Parent under the debt facility agreement will be secured by:

• a pledge of 100% of the shares of Parent, Holdco, Merger Sub, the Company, Collected Mind Limited, a subsidiary of the Company formed in the British Virgin Islands, Shenyang Sunshine Pharmaceutical Company Limited, offshore subsidiaries established or acquired by Holdco or the borrower group outside PRC in the future, and PRC subsidiaries established or acquired by Holdco or the borrower group in the future that are directly owned by an offshore entity;

• a charge over a bank account of Collected Mind Limited to be opened with CITIC Bank. Collected Mind Limited is required to deposit in such account all amounts directly or indirectly distributed by any subsidiary of Parent that is formed inside PRC (whether by way of dividends, intercompany loans or any other means), and received by Collected Mind Limited;

• a charge over two bank accounts of Shenyang Sunshine Pharmaceutical Company Limited to be opened with CITIC Bank International (China) Limited;

• a pledge of certain assets of Shenyang Sunshine Pharmaceutical Company Limited to CITIC Bank International (China) Limited; and

• a first priority fixed and floating charge over all assets of any offshore entity newly established or acquired by Holdco or the borrower group.

Other Terms. The debt facility agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among others, restrictions on indebtedness, capital expenditure, disposal of assets, declaration of dividends and mergers and consolidations. The debt facility agreement also includes customary events of default including, among others, non-payment, breach of financial covenants and cross defaults.

Parent has agreed to pay certain structuring work fees to CITIC Bank, whether or not any loan is made under the debt facility agreement, within a certain period after February 8, 2013 or before the initial drawdown date of the loan, whichever is earlier. Parent has also agreed to pay certain upfront fees to CITIC Bank in relation to the loans upon the initial drawdown of the loan.

Company Cash

The Buyer Group will use cash up to an amount of $80 million from the resources of the Company and its subsidiaries to pay for part of the merger consideration and the costs and expenses associated with the consummation of the merger.

Rollover Transactions

Concurrent with the execution of the merger agreement, the Rollover Shareholders entered into the rollover agreement pursuant to which, subject to the terms and conditions set forth therein, the Rollover Shareholders have agreed to the subscription of newly-issued shares of Holdco and the cancellation at the effective time of the merger, for no consideration, of the Consortium Shares held by them, consisting of 20,185,915 Shares and 1,413,881 Company RSs and Company RSUs, having an aggregate value of approximately $66.18 million (based on the $15.40 per ADS merger consideration). Each Rollover Shareholder acknowledged and agreed that, regardless of whether such Rollover Shareholder receives any shares from Holdco, he or she will have no right to any merger consideration in respect of the Consortium Shares.

Closing of the rollover transactions under the rollover agreement is subject to the satisfaction in full (or waiver) of all of the mutual conditions to the obligations of the parties to complete the merger, and all the additional conditions to the obligation of Parent to close the merger.

The rollover agreement will terminate immediately upon the valid termination of the merger agreement in accordance with its terms.

Limited Guaranties

Concurrently with the execution of the merger agreement, each of Dr. Lou and CITIC PE has entered into a limited guaranty in favor of the Company to severally guarantee a portion of the obligations of Parent under the merger agreement (51% and 49%, respectively) to pay, under certain circumstances in which the merger agreement is terminated, a Parent reverse termination fee of $6 million to the Company and reimburse certain expenses incurred by the Company up to $1 million. Dr. Lou's aggregate liability under his limited guaranty will in no event exceed the amount equal to (a) $3.57 million minus (b) any portion of the guaranteed obligations actually paid by Parent or Merger Sub. CITIC PE's aggregate liability under its limited guaranty will in no event exceed the amount equal to (a) $3.43 million minus (b) any portion of the guaranteed obligations actually paid by Parent or Merger Sub.

Each limited guaranty will terminate as of the earliest of (a) the effective time and (b) the date falling 90 days after the termination of the merger agreement (unless, in the case of (b) above, the Company has made a claim under the limited guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement pursuant to the terms of such limited guaranty).

Remedies

In the event that either of Parent or Merger Sub fails to consummate the merger for any reason or otherwise breaches the merger agreement or fails to perform thereunder, the Company's right to receive the reverse termination fee and expense reimbursement from Parent and certain indemnification obligations of Parent under the merger agreement will be, subject to certain rights to equitable relief, including specific performance, described below, the sole and exclusive remedy of the Company Related Parties (as defined below) against the Parent Related Parties (as defined below) for any loss or damage suffered as a result of such breach or failure to perform under the merger agreement or other failure of the merger to be consummated. Neither Parent nor any other member of the Parent Related Parties will otherwise have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with the merger agreement or any of the transactions contemplated thereby, and in no event shall any of the members of the Company Related Parties otherwise seek, or permit to be sought, any monetary damages from any member of the Parent Related Parties in connection with the merger agreement or any of the transactions contemplated thereby.

In the event that the Company fails to consummate the merger for any reason or otherwise breaches the merger agreement or fails to perform thereunder, Parent's right to receive the termination fee and expense reimbursement from the Company will be, subject to certain rights to equitable relief, including specific performance, described below, the sole and exclusive remedy of any member of the Parent Related Parties against the Company Related Parties for any loss or damage suffered as a result of such breach or other failure to perform under the merger agreement or other failure of the merger to be consummated. Neither the Company nor any other member of the Company Related Parties will otherwise have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with the merger agreement or any of the transactions contemplated thereby, and in no event shall any of the members of the Parent Related Parties otherwise seek, or permit to be sought, any monetary damages from any member of the Company Related Parties in connection with the merger agreement or any of the transactions contemplated thereby.

In this section of the proxy statement, the “Company Related Parties” refers to, collectively, the Company, its subsidiaries and their respective former, current and future officers, employees, directors, partners, shareholders, management members or affiliates.

In this section of the proxy statement, the “Parent Related Parties” refers to, collectively, Parent, Merger Sub, their subsidiaries and their respective former, current and future officers, employees, directors, partners, shareholders, management members or affiliates.

The parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement against the breaching party or parties, without the necessity of proving the inadequacy of money damages as a remedy. Without limiting the forgoing, the Company is entitled to obtain an injunction, specific performance or other equitable relief to (i) enforce Parent's obligation to cause the CITIC PE notes financing to be funded, if (A) all of the mutual conditions to the obligations of the parties to complete the merger, and all the additional conditions to the obligation of Parent to close the merger, are satisfied (other than those conditions that by their nature are to be satisfied at the closing (but subject to their satisfaction or waiver by the party having the benefit thereof)), (B) Parent’s debt financing (or, if applicable, the alternate debt financing) has been funded or will be funded at the closing if the CITIC PE notes financing is funded at the closing, (C) the Company delivers to Parent an irrevocable commitment in writing that it would be ready, willing and able to consummate the merger if the debt financing and the CITIC PE notes financing are funded, and (D) Parent and Merger Sub fail to complete the merger in accordance with the merger agreement and (ii) enforce the obligations of Parent and Merger Sub set forth in merger agreement with respect to financing. The Company is a third party beneficiary under the CITIC PE commitment letter and is entitled to enforce the CITIC PE commitment letter in accordance with the foregoing provisions in the merger agreement. While Parent and Merger Sub, on the one hand, or the Company, on the other hand, may pursue both a grant of specific performance and the payment of the applicable termination fee, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, will be permitted or entitled to receive both a grant of specific performance and payment of the applicable termination fee, and upon the payment of the applicable termination fee, the remedy of specific performance will not be available against the party making such payment and any other member of the Parent Related Parties or the Company Related Parties, as applicable.

Interests of Certain Persons in the Merger

In considering the recommendation of the independent committee and our board of directors with respect to the merger, you should be aware that Dr. Lou, our chairman and chief executive officer, and certain other directors and officers of the Company who are Rollover Shareholders, have interests in the transaction that are different from, and/or in addition to, the interests of our shareholders and ADS holders generally. The Company’s board of directors and the independent committee were aware of such interests and considered them, among other things, in reaching their decisions to approve the merger agreement and approve the transactions contemplated therein, including the merger, and recommend that our shareholders vote in favor of approving the merger agreement and approving the transactions contemplated thereby, including the merger.

Interests of Continuing Shareholders

As a result of the merger, the Consortium will through Holdco and Parent beneficially own 100% of the equity interest in the Company immediately following the closing of the merger. Because the equity interests in the Company is beneficially held through Holdco and Parent by the Consortium, they will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the merger which, if the Company is successfully managed, could exceed the value of any of their original investments in the Company. The Consortium will also directly bear the corresponding risks of any possible decreases in future earnings, growth or value of the Company. The Consortium’s investments in the Company will be illiquid, with no public trading market for the Company’s shares and no certainty that an opportunity to sell their Shares in the Company at an attractive price. The Consortium will, immediately following the completion of the merger, hold the following equity interests in the surviving company:

Name	Percentage
Jing Lou	42.7%
Dan Lou	33.6%
Bin Huang	3.8%
Dongmei Su	3.5%
Ke Li	1.5%
Bo Tan	9.2%
Deyu Kong	0.9%
Fei You	0.1%
Yongfu Chen	0.1%
Jiaoe Zhang	1.9%
Ming Hu	2.2%
Thomas Folinsbee	0.1%
Hui Dang	0.1%
Qingjie Zhang	0.3%
Zhonghua Zhang	0.0%
CITIC PE(1)	0.0%
Total	100%

(1) After the effective time of the merger, CITIC PE will beneficially own 100 ordinary shares of Holdco.

The merger may also provide additional means to enhance shareholder value for the Consortium, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance; increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons; and additional means for making liquidity available to the Consortium, such as through dividends or other distributions..

Treatment of Outstanding Stock Options and Restricted Shares, Including Those Held by Officers and Directors

If the merger is completed, each Company Option that is then outstanding and unexercised, vested or unvested, will be cancelled and converted into the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to (A) the total number of Shares issuable upon exercise of such Company Option immediately prior to the effective time of the merger multiplied by (B) the excess, if any, of (x) $2.20 over (y) the exercise price payable per Share issuable under such Company Option.

In addition, each Company RS and Company RSU that is then outstanding, vested or unvested, will automatically become fully vested and be released from any restrictions on transfer as of the effective time of the merger. At the effective time of the merger, all of the Company RSs and Company RSUs, except for those that are included in the Consortium Shares, will automatically be cancelled and cease to exist, and the holders thereof will be entitled to receive from the surviving corporation, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the product of (A) the number of the Company RSs, or Shares or ADSs then subject to the Company RSUs, as the case may be, multiplied by (B) $2.20 or $15.40, as applicable. At the effective time of the merger, the Company RSs and Company RSUs that are included in the Consortium Shares will automatically be cancelled and cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

The table below sets forth, as of February 8, 2013, for each of our directors, executive officers and the filing persons other than the Company:

Reporting Individuals,	Aggregate Number of	Percentage of Total Shares,
Directors and Executive	Company Options, Company	Company Options, Company RSs
Officer	RSs and Company RSUs	and Company RSUs
Dr. Jing Lou	6,924,694	4.26%
Dan Lou (1)	280,000	0.18%
Bin Huang	311,500	0.20%
Dongmei Su	150,850	0.10%
Ke Li (2)	157,850	0.10%
Bo Tan	2,290,596	1.45%
Peiguo Cong	0	0%
Mingde Yu	0	0%
Moujia Qi	0	0%
Tianruo (Robert) Pu	0	0%
CITIC PE	0	0%

(1) Mr. Dan Lou is Dr. Lou’s father and the founder of the Company.
(2) Ke Li is the vice president of the Company.

Indemnification and Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

  From and after the effective time of the merger, each of Parent and the surviving company will indemnify and hold harmless the current and former directors or officers of the Company or any of its subsidiaries against liabilities arising out of or related to such persons' services as directors, officers or employees of the Company or its subsidiaries.

  The memorandum and articles of association of the surviving company will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company and its subsidiaries as those contained in the Company’s memorandum and articles of association as in effect on February 8, 2013, except to the extent prohibited by applicable law, which provisions will not be amended, repealed or otherwise modified for a period of six years after the effective time in any manner that would adversely affect the rights of the indemnified parties, unless such modification is required by applicable law.

  Parent will cause the surviving company to maintain the Company’s and its subsidiaries’ existing directors and officers liability insurance for a period of six years after the effective time of the merger (or Parent may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the effective time of the merger); provided, that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. Alternatively, the Company may purchase a six-year “tail” prepaid policy, not in excess of 300% of the current annual premium, prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

The Independent Committee

On September 12, 2012, our board of directors established an independent committee of directors to consider the proposal from Dr. Lou and CITIC PE and to take any actions it deems appropriate to assess the fairness and viability of such proposal. The independent committee is composed of independent directors — Mr. Tianruo (Robert) Pu, Mr. Mingde Yu, and Mr. Peiguo Cong. Other than their receipt of board and independent committee compensation (which are not contingent upon the completion of the merger or the independent committee’s or our board of directors’ recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement, none of the members of the independent committee has a financial interest in the merger or any of the transactions contemplated thereby and none of them is related to the Consortium. Our board of directors did not place any limitations on the authority of the independent committee regarding its investigation and evaluation of the merger.

The Company has compensated the members of the independent committee in exchange for their service in such capacity an aggregate monthly amount of $5,000 per member (and, in the case of the chairman of the independent committee, a monthly amount of $10,000), the payment of which is not contingent upon the completion of the merger or the independent committee’s or the board’s recommendation of the merger.

Position with the Surviving Company

After completion of the merger, Dr. Lou expects to continue to serve as the chairman of the board of directors and the chief executive officer of the surviving company. It is anticipated that the other executive officers of the Company will hold positions with the surviving company that are substantially similar to their current positions. The directors of Merger Sub immediately prior to the merger will become the directors of the surviving company after the effective time and will hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal.

Related Party Transactions

Pursuant to the Article 121 of our articles of association, the audit committee of our board of directors conducts a review of all related party transactions on an ongoing basis and reviews and approves transactions with potential conflicts of interest. Set forth below is the description of certain related party transactions for the period from the beginning of 2012 up to December 31, 2012, the latest practicable date.

Transactions with Liaoning Sunshine

Sales from Shenyang Sunshine Pharmaceutical Company Limited (“Shenyang Sunshine”) to Liaoning Sunshine Bio-Pharmaceutical Company Limited (“Liaoning Sunshine”) were RMB0.4 million, RMB0.4 million and RMB0.5 million ($0.09 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Furthermore, in connection with our dialysis service business and the construction of the dialysis consumables facilities in Benxi city, Liaoning province, China, Shenyang Sunshine lent a total of approximately RMB80million to Liaoning Sunshine (respectively, RMB20 million in April 2011, RMB20 million in February 2012, and RMB40 million in November 2012; with all at the then effective six-month loan rate as promulgated by People’s Bank of China). As of December 31, 2012, none of these loans have been repaid.

To enable us to maintain economic and voting control over Liaoning Sunshine, Shenyang Sunshine entered into a series of contractual arrangements with Liaoning Sunshine and its 100% shareholder, Mr. Dan Lou, both of which are related parties to us, as Mr. Dan Lou is the father of Dr. Lou. As a result, Liaoning Sunshine has been included in our consolidated financial statements as a variable interest entity. These contractual arrangements include:

(1) Business cooperation agreement

Pursuant to a business cooperation agreement among Shenyang Sunshine, Liaoning Sunshine and us, Shenyang Sunshine provides technology support services and market development and consulting services to Liaoning Sunshine, and, as consideration, receives 70% of Liaoning Sunshine’s annual sales revenues as service fees. In addition, Liaoning Sunshine has agreed that, without the prior written consent of a majority of our independent directors, it will not increase or decrease its registered capital, declare dividends or make similar payments, make any investment, incur any indebtedness, mortgage or dispose of its material assets, or consolidate or merge with any other entity.

(2) Purchase agreements for the acquisition of equity interest in Liaoning Sunshine

Pursuant to a purchase agreement between Shenyang Sunshine and Mr. Dan Lou, as amended, Mr. Dan Lou granted Shenyang Sunshine an exclusive right to purchase, to the extent permissible under PRC law, his 100% equity interest in Liaoning Sunshine for a purchase price of RMB13.5 million, immediately after Shenyang Sunshine obtains the requisite PRC government approval for it to acquire Liaoning Sunshine. The full purchase price pursuant to the purchase agreement was prepaid by Shenyang Sunshine to Mr. Lou shortly after the signing of this agreement in December 2006.

(3) Voting agreement

Pursuant to a voting agreement among Shenyang Sunshine, Mr. Dan Lou and Liaoning Sunshine, Mr. Dan Lou is required to consult with and follow any lawful instruction of Shenyang Sunshine whenever he exercises his rights as Liaoning Sunshine’s shareholder.

(4) Equity pledge agreement

Pursuant to an equity pledge agreement between Shenyang Sunshine and Mr. Dan Lou, Mr. Dan Lou has pledged all of his equity interests in Liaoning Sunshine to Shenyang Sunshine to secure his obligations under the purchase agreement and the voting agreement.

Transactions with Liaoning Sunshine Science and Technology Development Co. Limited

Liaoning Sunshine Science and Technology Development Co. Limited (“LSSTD”) is a related party to us, as it is a wholly owned subsidiary of Liaoning Sunshine. LSSTD is the principal party in our collaboration with DaVita Inc. (“DaVita”) to provide kidney care services in two Chinese provinces, and Shenyang Sunshine may supply DaVita with anemia management drugs throughout China under a supply agreement that is under negotiation, all as set forth in a master agreement LSSTD and we entered into in February 2012 (please see Exhibit 4.10 attached to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011, incorporated by reference into this proxy statement). The collaboration framework as reflected in the Master Agreement stipulates that LSSDT will holds 30% equity interests, and DaVita 70%, in a joint venture set up by LSSTD and DaVita.

Transactions with APGC and Ascentage SH

Ascentage Pharma Group Corporation, Ltd. and Ascentage Shanghai Pharmaceutical Co., Ltd may be deemed related parties to us as we acquired and own a 40% equity interest in each of them pursuant to the agreements with them. Pursuant to the same agreements, we paid RMB17 million to fund the apoptosis related R&D program in 2010. Before entering into the agreements, APGC and Ascentage SH were not related to us.

Management and Compensatory Contracts

Please see Item 6.C.6 “Employment and Management Agreements” included in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011, incorporated by reference into this proxy statement, for a description of the employment and management agreements we enter into with our directors and officers.

Equity Grants to Directors and Officers

Please see Item 6E --- “Equity Grant to Directors and Senior Officers” included in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011, incorporated by reference into this proxy statement, for a description of share-based compensation awards we have granted to our directors and senior officers.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Consortium in connection with the merger are estimated at the date of this proxy statement to be as follows:

Description	Amount
Legal fees and expenses	$3,000,000
Financial fees and expenses and other professional fees	$4,089,000
Independent committee fees	$200,000
Miscellaneous (including accounting, filing fees, printer, proxy solicitation and mailing costs, directors’ and officers’ insurance costs, and costs associated with the establishment of Parent and Merger Sub)	$1,589,000
Total	$8,878,000

These expenses will not reduce the merger consideration to be received by the Company’s shareholders. If the merger is completed, the party incurring any costs and expenses in connection with the merger and the merger agreement will be responsible for such costs and expenses, except as otherwise provided in the merger agreement.

Voting by the Rollover Shareholders at the Extraordinary General Meeting

Pursuant to the voting agreement, the Rollover Shareholders have agreed to vote all of the Shares beneficially owned by them, plus any Shares that they may acquire after February 8, 2013, in favor of the approval of the merger agreement, and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting of the Company. As of the Share record date, we expect that the Rollover Shareholders as a group will beneficially own, in the aggregate,       outstanding Shares, which represents approximately       % of the total outstanding Shares.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the merger, the merger agreement or any of the transactions contemplated hereby.

Accounting Treatment of the Merger

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in accordance with Accounting Standards Codification 805-50, “Business Combinations—Related Issues.”

Regulatory Matters

The Company does not believe that any material U.S. federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the U.S. federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Islands Companies Law) with the Registrar of Companies of Cayman Islands and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and notice of merger being published in the Cayman Islands Gazette.

Dissenters’ Rights

Please see “Dissenters’ Rights—Requirements for Exercising Dissenters’ Rights” beginning on page 101.

Certain Material U.S. Federal Income Tax Consequences

Please see “Material U.S. Federal Income Tax Consequences” beginning on page 109.

Certain Material PRC Income Tax Consequences

Please see “Material PRC Income Tax Consequences” beginning on page 112.

Material Cayman Islands Tax Consequences

Please see “Material Cayman Islands Tax Consequences” beginning on page 113.

MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

The following table provides the high and low sales prices for our ADSs on NASDAQ under the symbol “SSRX,” for each quarter during the past two years:

	Sales Price Per ADS
	(in $ )
	High	Low
Quarterly
First Quarter of 2011	17.29	14.78
Second Quarter of 2011	19.99	15.14
Third Quarter of 2011	18.69	11.93
Fourth Quarter of 2011	13.24	9.6
First Quarter of 2012	15.03	9.47
Second Quarter of 2012	14.56	11.89
Third Quarter of 2012	13.63	10.95
Fourth Quarter of 2012	14.02	12.91

On September 11, 2012, the last trading day immediately prior to the Company’s announcement on September 12, 2012 that it had received a going private proposal, the reported closing price of our ADSs on NASDAQ was $11.59 per ADS. The merger consideration of $2.20 per Share, or $15.40 per ADS, represents a premium of 32.9% over the closing price of $11.59 per ADS on September 11, 2012, and a premium of 33.4% over the 30-trading day volume weighted average closing price on September 11, 2012. On        , 2013, the most recent practicable date before the printing of this proxy statement, the high and low reported sales prices of our ADSs were $     and $      , respectively. You are urged to obtain a current market price quotation for your ADSs in connection with voting the Shares underlying your ADSs.

Dividend Policy

We have not paid any dividend during the past two years. We do not expect to pay dividends in the foreseeable future and, under the terms of the merger agreement, are prohibited from doing so without Parent’s prior written approval. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our Shares, or indirectly on our ADSs, in the foreseeable future. Future cash dividends, if any, will be declared at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. Our current and future ability to pay dividends depends substantially on the payment of dividends to us by our PRC subsidiaries, including Shenyang Sunshine Pharmaceutical Co., Limited. Under PRC laws and regulations, PRC entities, including wholly owned foreign enterprises and domestic companies in China, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory capital reserve fund until the cumulative amount of such reserve reaches 50% of their respective registered capital. These reserves are not distributable as cash dividends. Moreover, cash transfers from our PRC subsidiaries to us are subject to the PRC government’s currency conversion policy, and our PRC subsidiaries may not be able to obtain the relevant approvals or complete the requisite registrations for distributing dividends to us. Any failure by any of our shareholders or any beneficial owner of our Shares who is a PRC resident to comply with the approval or registration requirements imposed by the State Administration of Foreign Exchange with respect to their investment in us could also subject us to legal sanctions, including a restriction on our PRC subsidiaries’ ability to distribute dividends to us. As a result of the foregoing restrictions on our PRC subsidiaries, our ability to pay dividends on our Shares, or indirectly on our ADSs, could be significantly limited. Our non-PRC subsidiaries may also be subject to restrictions under applicable laws that would impede their ability to distribute dividends to us.

We may be treated as a PRC resident enterprise for PRC tax purposes and be obligated to withhold PRC income tax on payments of dividends on our Shares and ADSs to investors that are non-resident enterprises of the PRC. The withholding tax rate would generally be 10% on dividends paid to non-resident enterprises and 20% on dividends paid to non-resident individuals, subject to applicable tax treaty reliefs. Pursuant to a tax treaty between the PRC and the United States, a 10% rate will apply to dividends paid to nonresident individuals provided certain conditions are met. In addition, pursuant to a tax arrangement between the PRC and Hong Kong, the withholding tax rate may be lowered to 5% if the PRC resident enterprise is at least 25% held by a Hong Kong company and other conditions set forth by the relevant tax authorities have been met. Please see "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the Enterprise Income Tax law of the PRC, with respect to our PRC enterprise income tax liabilities, and with respect to possible PRC withholding tax upon our shareholders and ADS holders." in the Company's Annual Report on Form 20-F/A for the year ended December 31, 2011, which is incorporated herein by reference.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on        , 2013, at   :   a.m. (beijing time), at the Company’s offices located at 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

  as special resolutions:

THAT the merger agreement dated February 8, 2013 among Parent, Merger Sub and the Company (a copy of which is attached as Annex A to this proxy statement and will be produced and made available for inspection at the extraordinary general meeting), and the transactions contemplated by the merger agreement, including the merger, be and are hereby authorized and approved;

THAT the directors of the Company be, and are hereby, authorized to do all things necessary to give effect to the merger agreement; and, if necessary as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient votes at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

At the effective time of the merger, all of the Shares will be cancelled and cease to exist. If the merger is completed, each outstanding Share and ADS, other than the Excluded Shares, shall be cancelled in exchange for the right to receive the per Share merger consideration of $2.20 and the per ADS merger consideration of $15.40 (in the case of ADSs, less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement), as applicable, in each case, in cash without interest and net of any applicable withholding taxes, in accordance with the terms and conditions set forth in the merger agreement. The Excluded Shares other than Dissenting Shares will be automatically cancelled without payment of any consideration. Each Dissenting Share will be cancelled for their appraisal or other agreed value as determined under the Cayman Islands Companies Law. At the effective time, each issued and outstanding ordinary share, par value $1.00 per share of Merger Sub will be converted into one fully paid and non-assessable ordinary share, par value $0.0001 per share, of the surviving company.

Our Board’s Recommendation

Our board of directors, acting upon the unanimous recommendation of the independent committee of our board of directors:

  determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated shareholders, and declared it advisable to enter into the merger agreement;

  approved the merger agreement and the transactions contemplated by the merger agreement, including the merger; and

  recommends that the Company’s shareholders vote FOR the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Record Date; Shares and ADSs Entitled to Vote

You are entitled to vote at the extraordinary general meeting if you own Shares at the close of business in the Cayman Islands on        , 2013, the Share record date for voting at the extraordinary general meeting. On the Share record date, Shares are expected to be issued and outstanding and held by approximately holders of record. If you own Shares at the close of business in the Cayman Islands on the Share record date, the deadline for you to lodge your proxy card and vote is        , 2013 at    a.m. (Beijing time). If you own ADSs at the close of business in New York City on        , 2013, the ADS record date, you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than      p.m., New York City time on        , 2013 in order to ensure your Shares are properly voted at the extraordinary meeting. Alternatively, if you own ADSs on the ADS record date, you may vote at the extraordinary general meeting by cancelling your ADSs before the close of business in New York City on        , 2013 and becoming a registered holder of Shares by the close of business in the Cayman Islands on        , 2013, the Share record date. In addition, you must certify to the Company at the extraordinary general meeting that you have not given, and will not give, directly or indirectly, voting instructions as to the ADSs (or, alternatively, that you will not vote the Shares). Each outstanding Share on the Share record date entitles the registered holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. Please see “—Procedures for Voting” below for additional information.

Quorum

A quorum of our shareholders is necessary to have a valid shareholders’ meeting. Two or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting Shares in the Company throughout the meeting, shall constitute a quorum for the extraordinary general meeting. We expect, as of the record date, there will be Shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the approval of the merger agreement.

Vote Required

Under the Cayman Islands Companies Law and the merger agreement, we cannot complete the merger unless the merger agreement is approved by an affirmative vote of shareholders representing two-thirds or more of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. The Rollover Shareholders have agreed to vote (or cause to be voted) all Shares and Company RSs that they owned, representing an aggregate of approximately 18.61% of the total outstanding Shares and Shares represented by Company RSs as of February 8, 2013, plus any Shares that they may acquire after February 8, 2013, in favor of the approval of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger. As of February 8, 2013, the total Shares, Company RSs and Company Options beneficially owned by the Rollover Shareholders represented 18.85% of the total outstanding Shares and Shares represented by Company RSs and Company Options (Company RSUs are excluded from these calculations because they are nonvoting).

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the accompanying proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is        , 2013 at     a.m. (Beijing time).

Shareholders who hold their Shares in "street name," meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

ADSs

If you own ADSs as of the close of business in New York City on        , 2013, the ADS record date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than       p.m. (New York City time) on        , 2013. The Company has instructed the ADS depositary to inform registered ADS holders that the ADS holders can download this proxy statement and the accompanying notice of extraordinary general meeting and any other applicable materials on our website (www.3Sbio.com). Please note that the ADS depositary does not review any of the materials on our website and is not liable therefor. Neither the ADS depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained or referenced on our website and none of them is liable or responsible for any information contained or referenced thereon. Upon timely receipt of a signed and completed ADS Voting Instruction Card, the ADS depositary shall endeavor insofar as practicable and permitted under the provisions of the depositary agreement or the governance documents governing Shares to vote or cause to be voted the Shares represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. The ADS depositary will not itself exercise any voting discretion in respect of any Shares. If you fail to complete and return your ADS Voting Instruction Card to the ADS depositary in accordance with the instructions set forth on the ADS Voting Instruction Card, or fail to timely deliver specific voting instructions to the ADS depositary, the Shares underlying your ADSs will not be voted by the ADS depositary, nor will they be counted as present for the purpose of determining whether a quorum is present.

Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares prior to the close of business in the Cayman Islands on        , 2013. If you wish to cancel your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation before the close of business in New York City on        , 2013 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares) and (b) payment of the ADS cancellation fees ($0.05 per ADS to be cancelled) and any applicable taxes. In addition, the Company requires that you certify in writing to the Company at the extraordinary general meeting that you either (i) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and have not given, and will not give, directly or indirectly, voting instructions to the ADS depositary in respect of the ADSs being cancelled, or have given, or may give, directly or indirectly, voting instructions to the ADS depositary in respect of the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting and to obtain, upon any transfer of the corresponding Shares prior to the Share record date, an undertaking from the transferee of the corresponding Shares not to vote the corresponding Shares at the extraordinary general meeting, or (ii) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertake not to vote the corresponding Shares at the extraordinary general meeting and to obtain, upon any transfer of the corresponding Shares prior to the Share record date, an undertaking from the transferee of the corresponding Shares not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for J.P. Morgan Chase Bank N.A. – Hong Kong Branch (DCC), the custodian holding the Shares represented by ADSs, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, FOR the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement, and FOR the proposal to approve that the chairman of the extraordinary general meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

  First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to 3SBio Inc., No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China.

  Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting.

  Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares in “street name” with their bank, broker or other nominee and has instructed the bank, broker, or other nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the bank, broker or other nominee to change those instructions.

Holders of our ADSs that are registered with the ADS depositary may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to       , New York City time on        , 2013. An ADS holder that is registered with the ADS depositary can do this in one of two ways:

  first, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS depositary; and

  second, a holder of ADSs can complete, date and submit a new ADS Voting Instructions Card to the ADS depositary bearing a later date than the ADS Voting Instructions Card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Rights of Shareholders Who Object to the Merger

Shareholders who elect to dissent from the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger takes effect, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger including a statement that such shareholder proposes to demand payment for his Shares if the merger is approved, and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, which is attached as Annex C to this proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS FOR AND ON BEHALF OF THE ADS HOLDER WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON        , 2013, AND BECOME REGISTERED HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON        , 2013. IN ADDITION, ADS HOLDERS MUST CERTIFY TO THE COMPANY AT THE EXTRAORDINARY GENERAL MEETING THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, DIRECTLY OR INDIRECTLY, VOTING INSTRUCTIONS AS TO THE ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact MacKenzie Partners, Inc., which is acting as a proxy solicitation agent and information agent in connection with the merger as follows:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

Solicitation of Proxies

We have engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders and individual investors for the extraordinary general meeting. We expect that MacKenzie Partners, Inc.’s fees for its services will be approximately $17,500 plus certain costs associated with telephone solicitations, if required, and reimbursement of out-of-pocket expenses. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our Shares and in obtaining voting instructions from those owners.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

THE AGREEMENT AND PLAN OF MERGER

This section of the proxy statement describes the material terms of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. We urge you to read the full text of the merger agreement because it is the legal document that governs the merger. This description of the merger agreement has been included to provide you with information regarding its terms.

Structure and Completion of the Merger

The merger agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the merger agreement. If the merger is completed, the Company will cease to be a publicly traded company. The closing will occur on a date to be specified by Parent and the Company, which shall be no later than the third business day after all of the closing conditions have been satisfied or waived. At the closing, Merger Sub and the Company will execute a plan of merger and file the plan of merger (and supporting documentation as specified in the Cayman Islands Companies Law) with the Registrar of Companies of the Cayman Islands. The merger will become effective at the time as specified in the plan of merger.

We expect that the merger will be completed during the second quarter of 2013, after all conditions to the merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the merger will be satisfied or waived; however, we intend to complete the merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

Upon completion of the merger, the memorandum and articles of association in the form attached as Annex B to the plan of merger (which are substantially in the form of the memorandum and articles of association of Merger Sub, as in effect at the effective time of the merger, except that at the effective time, the memorandum and articles of association will refer to the name of the surviving company as “3SBio Inc.”) will be the memorandum and articles of association of the surviving company. The directors of Merger Sub immediately prior to the effective time will become the directors of the surviving company and the officers of the Company immediately prior to the effective time will remain the officers of the surviving company, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association.

Merger Consideration

Each issued and outstanding Share other than the Excluded Shares, as described below, will be cancelled in exchange for the right to receive $2.20 per Share in cash without interest, and for the avoidance of doubt, because each ADS represents seven Shares, each outstanding ADS (other than any ADS that represents Excluded Shares) will represent the right to receive $15.40 per ADS in cash without interest (less $0.05 per ADS cancellation fees), in each case, net of any applicable withholding taxes.

Each of Consortium Shares and Shares and ADSs beneficially owned by the Company or any direct or indirect wholly owned subsidiary of the Company will, by virtue of the merger and without any action on the part of its holder, automatically be cancelled and will cease to exist at the effective time of the merger, and no consideration or distribution will be paid or payable in exchange therefor. Each Dissenting Share will be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Islands Companies Law. The Dissenting Shares, together with Consortium Shares and Shares and ADSs beneficially owned by the Company or any direct or indirect wholly owned subsidiary of the Company, are referred to herein as the “Excluded Shares.” At the effective time, each issued and outstanding ordinary share of Merger Sub, par value $1.00 per share, will be converted into one fully paid and non-assessable ordinary share, par value $0.0001 per share, of the surviving company.

A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the extraordinary general meeting has been sent to such shareholder and has been returned undelivered. In the event that monies due to holders of Dissenting Shares and shareholders of the Company who are untraceable exceed $2 million, such monies and any monies which are returned shall be held by the surviving company in a separate non-interest bearing bank account for the benefit of holders of Dissenting Shares and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the extraordinary general meeting shall be forfeited and shall revert to the surviving company.

Treatment of Company Options and Restricted Shares

If the merger is completed, each Company Option that is then outstanding and unexercised, vested or unvested, will be cancelled and converted into the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to (A) the total number of Shares issuable upon exercise of such Company Option immediately prior to the effective time of the merger multiplied by (B) the excess, if any, of (x) $2.20 over (y) the exercise price payable per Share issuable under such Company Option.

In addition, each Company RS and Company RSU that is then outstanding, vested or unvested, shall automatically become fully vested and be released from any restrictions on transfer as of the effective time of the merger. At the effective time of the merger, all of the Company RSs and Company RSUs, except for those that are included in the Consortium Shares, will automatically be cancelled and cease to exist, and the holders thereof will be entitled to receive from the surviving corporation, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the product of (A) the number of the Company RSs, or Shares or ADSs then subject to the Company RSUs, as the case may be, multiplied by (B) $2.20 or $15.40, as applicable. At the effective time of the merger, the Company RSs and Company RSUs that are included in the Consortium Shares will automatically be cancelled and cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

Exchange Procedures

At or prior to the Effective Time, Parent will deposit with the exchange agent, for the benefit of the holders of Shares, ADSs and Company Options an amount in cash sufficient to make payments under the merger agreement. Promptly after the effective time (and in any event within (x) five business days in the case of registered members and (y) three business days in the case of the depositary trust company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the surviving company shall cause the exchange agent to mail (or in the case of depository trust company, deliver) or otherwise disseminate to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal specifying how the delivery of the merger consideration to the registered holders of the Shares shall be effected; and (ii) instructions regarding how to surrender your share certificates in exchange for the applicable merger consideration. You will receive the per Share merger consideration for your Shares from the exchange agent (or, in the case of an ADS holder, the per ADS merger consideration for the ADSs from the ADS depositary) after you comply with these instructions.

Unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights in accordance with Section 238 of the Cayman Islands Companies Law, upon surrender of your share certificates to the exchange agent in accordance with the terms of the letter of transmittal or a declaration of loss or non-receipt, you will receive an amount equal to the number of your Shares multiplied by $2.20 in cash, without interest and net of any applicable withholding taxes, in exchange for the cancellation of your share certificates or book-entry Shares after the completion of the merger.

If payment of the per Share merger consideration is to be made to a person other than the person in whose name the surrendered share certificate is registered, it will be a condition of payment that (A) the share certificate so surrendered shall be properly endorsed or shall otherwise be accompanied by a proper form of transfer and (B) the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the per Share merger consideration to a person other than the registered holder of such share certificate surrendered and shall have established to the reasonable satisfaction of the surviving company that such tax either has been paid or is not applicable.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee regarding how to surrender your Shares and receive the merger consideration for those Shares.

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including the disclosure schedule delivered by the Company in connection therewith). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the merger agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

  due organization, existence, good standing and authority to carry on the Company’s businesses;

  the Company’s capitalization, the absence of subscription or other similar rights and repurchase or other similar obligations with respect to the Company and its subsidiaries, the absence of any debt securities that give its holders the right to vote with the Company’s shareholders and the absence of encumbrances on the Company’s ownership of the equity interests of its subsidiaries;

  the Company’s corporate power and authority to execute and deliver, to perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

  the vote of the Company’s shareholders required to approve the merger agreement;

  the declaration of advisability of the merger agreement and the merger by the independent committee and by the board of directors of the Company, and the approval of the merger agreement and the merger by the board of directors of the Company;

  the Company’s SEC filings since January 1, 2011 and the financial statements included or incorporated by reference therein;

  the Company’s disclosure controls and procedures and internal control over financial reporting;

  the accuracy of the information provided in the Schedule 13E-3 and this proxy statement;

  the absence of certain undisclosed liabilities;

  the absence of a “Company Material Adverse Effect” (as defined below) and the absence of certain other changes or events since December 31, 2011;

  the absence of violations of, default under, or material breach of, (a) the organizational documents of the Company and its subsidiaries, (b) applicable law regarding the Company and its subsidiaries and (c) certain contracts to which the Company or its subsidiaries is a party, as a result of the Company’s execution of, or consummation of the merger or transactions contemplated by, the merger agreement;

  required governmental consents and approvals in connection with the transactions contemplated by the merger agreement;

  compliance with the applicable rules and regulations of NASDAQ;

  the absence of secured creditors;

  real property;

  intellectual property;

  the absence of legal proceedings and governmental orders against the Company or its subsidiaries;

  compliance with applicable laws, licenses and permits;

  employee benefits plans;

  labor and employment matters;

  environmental matters;

  tax matters;

  material contracts and the absence of any default under, or termination of, any material contract;

  insurance matters;

  suppliers;

  customers;

  the absence of a shareholder rights plan and the inapplicability of any anti-takeover law to the merger;

  the absence of any undisclosed broker’s or finder’s fees;

  the receipt of an opinion from the independent committee’s financial advisor; and

  acknowledgement as to the absence of any representations and warranties made by the Company to Parent and Merger Sub, other than those made in the merger agreement.

Many of the representations and warranties in the merger agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the merger agreement, a “Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, (1) has or would reasonably be expected to have a materially adverse effect on the business, financial condition, or results of operations of the Company and its subsidiaries, taken as a whole or (2) prevents or would reasonably be expected to prevent the consummation of the transactions contemplated by the merger agreement in accordance with its terms; provided, however, that none of the following, either alone or in combination, will constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect:

(i) changes affecting the economy or financial, credit or securities markets generally in the PRC or the United States;

(ii) changes in U.S. GAAP or any interpretation thereof after the date hereof;

(iii) changes in applicable laws (or any interpretation thereof) or directives or policies of a governmental entity of general applicability that are binding on the Company or any of its subsidiaries;

(iv) effects resulting from the consummation of the transactions contemplated by the merger agreement, the public announcement of the merger agreement or the identity of Parent and its affiliates, including the initiation of litigation or other legal proceeding related to the merger agreement or the transactions contemplated hereby, or any losses of customers or employees;

(v) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, or similar events;

(vi) changes in the market price or trading volume of Shares (although the facts or occurrences giving rise to or contributing to such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur);

(vii) actions or omissions of the Company or any of its subsidiaries taken (x) that are required by the merger agreement, or (y) with the consent or at the request of Parent, Merger Sub or Dr. Jing Lou;

(viii) any breach of the merger agreement by Parent or Merger Sub;

(ix) effects affecting the industry in which the Company and its subsidiaries operate;

(x) changes in general business, economic or political conditions;

(xi) the failure by the Company or any of its subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (although the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); or

(xii) any change or prospective change in the Company’s credit ratings;

provided, however, that any facts, events, circumstances, developments, conditions, changes, occurrences or effects referred to in clauses (i), (ii), (iii), (v), (ix) or (x) may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its subsidiaries conduct their business.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

  their due organization, existence and good standing;

  their certificate of incorporation and memorandum and articles of association being in full force and effect;

  their capitalization and ownership structure;

  their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against them;

  the absence of violations of, or conflicts with, their organizational documents, applicable law and certain agreements or instruments as a result of their execution, delivery and performance of the merger agreement and consummation of the transactions contemplated by the merger agreement;

  required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

  the absence of secured creditors of Merger Sub;

  the operations of Merger Sub;

  the absence of undisclosed shares and other securities of, any other rights to acquire the shares and other securities of, or any other economic interest in, the Company, beneficially owned by Parent, Merger Sub or any of their affiliates;

  the absence of legal proceedings against Parent, Merger Sub or any of their respective affiliates;

  subject to the availability of the Company cash financing, sufficiency of funds to consummate the merger and the other transactions contemplated by the merger agreement and to pay all related fees and expenses;

  delivery of the debt facility agreement, the CITIC PE commitment letter and the rollover agreement to the Company and the absence of any breach or default thereunder;

  the absence of contingencies related to the funding of the financing other than as set forth in the debt facility agreement, the CITIC PE commitment letter and the rollover agreement;

  solvency of the surviving company immediately following completion of the merger, subject to certain assumptions;

  the accuracy of the information provided by Parent or Merger Sub for inclusion in the Schedule 13E-3 and this proxy statement;

  the absence of certain agreements or compensation or equity arrangements;

  non-reliance on the Company’s estimates;

  the execution and the validity and enforceability of each of the limited guaranties provided by Dr. Lou and CITIC PE, respectively, of certain obligations of Parent and the lack of any default thereunder;

  the absence of any undisclosed broker’s or finder’s fees; and

  acknowledgement as to the absence of any representations and warranties made by Parent and Merger Sub to the Company, other than those made in the merger agreement.

Certain representations and warranties in the merger agreement made by Parent and Merger Sub are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the merger agreement, a “Parent Material Adverse Effect” means any circumstance, event, change, effect or development that prevents or materially impedes, interferes with, hinders or delays on a timely basis the consummation by Parent or Merger Sub of the transactions contemplated by the merger agreement, including the merger.

Conduct of Business Prior to Closing

Under the merger agreement, the Company has agreed that, subject to the requirements of applicable law and certain exceptions in the merger agreement and the disclosure schedule delivered by the Company to Parent and Merger Sub simultaneously with the execution of the merger agreement, between the date of the merger agreement until the effective time of the merger agreement, unless with Parent's prior written consent (which consent shall not be withheld, conditioned, or delayed), the Company and its subsidiaries will conduct their business in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the merger agreement, seek to preserve intact their current business organizations, seek to keep available the service of their current officers and employees and seek to preserve their relationships with customers, suppliers and others having business dealings with them to the end that goodwill and ongoing business shall be unimpaired at the effective time of the merger, in all cases above in all material respects.

In addition to and without limiting the foregoing, subject to the requirements of applicable law and certain exceptions set forth in the merger agreement and the disclosure schedule delivered by the Company to Parent and Merger Sub simultaneously with the execution of the merger agreement, unless Parent consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), the Company will not and will not permit any of its subsidiaries to, among other things:

  amend its memorandum and articles of association or other similar governing documents;

  authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents, except for the issuance of Shares as required to be issued upon exercise or settlement of Company Options outstanding as of February 8, 2013;

  with limited exceptions, (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution in respect of its share capital; (iii) enter into any agreement with respect to the voting of its share capital, (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to stockholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its subsidiaries;

  adopt a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the merger);

  alter through merger, liquidation, reorganization or restructuring, in any material way, the corporate structure or ownership of any of its subsidiaries;

  declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends paid by any of the Company's direct or indirect subsidiaries to the Company or any of its other subsidiaries;

  with limited exceptions, (i) incur, modify or assume any debt or issue any debt securities; (ii) assume, guarantee, endorse or otherwise become liable for the obligations of any other person; (iii) make any loans, advances or capital contributions to, or investments in, any other person in excess of $1 million in the aggregate; or (iv) mortgage or pledge any of its material assets, or create or suffer to exist any lien thereupon;

  with limited exceptions, enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement as in effect as of February 8, 2013;

  acquire, sell, lease or dispose of any asset outside the ordinary and usual course of business consistent with past practice which, in the aggregate, exceeds $1 million;

  authorize any new capital expenditure or expenditures that are not budgeted in the Company's current plan approved by our board of directors that was made available to Parent which, in the aggregate, is in excess of $1 million, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

  make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its subsidiaries, except as required by changes in applicable generally accepted accounting principles or law;

  make, change or revoke any material tax election, amend any tax return (except as required by applicable law) other than ministerial or other immaterial changes, enter into any material closing agreement with respect to taxes, settle or compromise any material tax liability, surrender any right to claim a material refund of taxes, settle or finally resolve any material controversy with respect to taxes, or materially change (or make a request to any taxing authority to materially change) any aspect of its method of accounting for tax purposes;

  settle any legal proceeding, other than settlements (A) in the ordinary course of business and consistent with past practice, (B) requiring the Company and its subsidiaries to pay monetary damages not exceeding (x) $250,000, for any individual proceeding and (y) $1 million in the aggregate, and (C) not involving the admission of any wrongdoing by the Company or any of its subsidiaries;

  waive any material benefits of, or agree to materially modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;

  (i) cancel, materially modify, terminate or grant a waiver of any material rights under any material contract (except for any modification or amendment that is beneficial to the Company), (ii) enter into a new contract that (A) would be a material contract if in existence as of February 8, 2013 or (B) contains, unless required by applicable law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated by the merger agreement, or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such material contract or new contract;

  pay, discharge or satisfy any material claims, liabilities or obligations in excess of $1 million, other than the payment, discharge or satisfaction in the ordinary and usual course of business consistent with past practice of liabilities reflected or reserved against the Company's consolidated balance sheet as of December 31, 2011 (or the notes thereto) as included in the Company SEC reports, or incurred subsequent to such date in the ordinary and usual course of business consistent with past practice;

  enter into any new line of business, other than in the ordinary course of business if such new line of business is related to, and a reasonable expansion of, the Company's or its subsidiaries' businesses that are conducted as of February 8, 2013;

  grant any lien in any of its or any of the subsidiaries' assets (except permitted liens);

  create any new subsidiary;

  fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

  agree, authorize, commit or enter into any formal agreement to do any of the foregoing.

Financing

As of the date of the merger agreement, Parent has delivered to the Company (i) a copy of the executed debt facility agreement, between, among others, Parent, as borrower, CITIC Bank , as one of the lenders, lead arranger, facility agent and security agent, and each lender from time to time party thereto, pursuant to which CITIC Bank has committed to provide, subject to the terms and conditions set forth therein, debt financing to Parent up to $100 million (“debt financing”); (ii) a copy of the executed CITIC PE commitment letter, pursuant to which CITIC PE has agreed, subject to the terms and conditions set forth therein, to cause a wholly owned subsidiary of CITIC PE to purchase convertible and exchangeable notes of Holdco, in an aggregate amount of $133 million (“equity financing”); and (iii) a copy of the executed rollover agreement, pursuant to which the Rollover Shareholders have agreed to cancel, subject to the terms and conditions therein, the Consortium Shares set forth therein for nil consideration, and subscribe for newly-issued shares of Holdco. The CITIC PE commitment letter and the debt facility agreement are together referred to herein as the “financing documents,” and the CITIC PE notes financing together with the debt financing are referred to herein as the “financing.”

The Company also agreed to use its reasonable best efforts to ensure that at the closing, the aggregate amount of cash of the Company in U.S. dollars held in a US dollar denominated bank account of the Company opened at a bank outside the PRC, free of any encumbrances and available as a source of funds for use by Parent and Merger Sub to pay the cash merger consideration and related fees and expenses ("available Company cash"), equals or exceeds $80 million ("available Company cash financing"). Both the Company and Parent shall use their reasonable best efforts to cooperate with each other with respect to the available Company cash financing and shall keep each other reasonably informed on a reasonably current basis of the status of the available Company cash financing. If any portion of the available Company cash financing becomes, or is reasonably expected to be, unavailable on a timely basis, the Company shall so notify Parent and Parent shall, as promptly as practicable following the occurrence of such event (and in any event no later than 20 business days prior to the termination date), use its reasonable best efforts to arrange to obtain alternative financing from alternative sources, with no recourse to the Company, in an aggregate amount sufficient, when added to any funds that are available under the available Company cash financing and the financing documents, to consummate the transactions contemplated by the merger agreement (the “Company cash backup financing”).

Parent and Merger Sub will use their reasonable best efforts to arrange the financing in a timely manner, including using reasonable best efforts to:

  satisfy on a timely basis all conditions to funding in the financing documents and, if applicable, the Company cash backup financing documents;

  cause the lenders to fund the debt financing and, if applicable, cause the financing sources under the Company cash backup financing documents to fund the Company backup financing, in each case, at or prior to the closing;

  cause CITIC PE to fund the notes financing at or prior to the closing; and

  draw upon and consummate the financing and, if applicable, the Company cash backup financing at or prior to the closing.

In the event that any portion of the debt financing becomes unavailable, Parent will promptly notify the Company and Parent and Merger Sub will use their reasonable best efforts to arrange and obtain alternative debt financing in an amount sufficient to consummate the merger with terms and conditions not materially less favorable to the Company as promptly as practicable following the occurrence of such event (and in any event no later than ten business days prior to the termination date).

Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the financing documents without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the financing or (ii) impose new or additional conditions that would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the merger. Neither Parent nor Merger Sub shall release or consent to the termination of the obligations of any of the lenders or CITIC PE under the financing documents.

Parent will, prior to the closing, (i) give the Company prompt notice of any breach or threatened breach by any party to the financing documents or Company cash backup financing documents, of which Parent or Merger Sub becomes aware, or any termination thereof, and (ii) otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent's and Merger Sub's efforts to arrange the financing or any alternate debt financing or Company cash backup financing.

Each of Parent and Merger Sub shall use its reasonable best efforts to consummate the transactions contemplated by the rollover agreement immediately prior to the closing on the terms and conditions described in the rollover agreement and shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the rollover agreement without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) if such amendment, modification or waiver would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the merger.

Prior to the closing, the Company and its subsidiaries will use their commercially reasonable efforts to, at Parent’s sole expense, provide to Parent and Merger Sub cooperation reasonably requested by Parent that is necessary in connection with the financing, including (A) participation in a reasonable number of meetings, presentations and due diligence sessions, (B) as promptly as reasonably practical, furnishing to Parent and its financing sources with financial and other information regarding the Company and its subsidiaries as may be reasonably requested by Parent, (C) entering into such agreements and arrangements as reasonably required by the financing sources, including agreements to pledge, guarantee, grant security interests in, and otherwise grant liens on, the Company's assets and (D) using commercially reasonable efforts to obtain, at Parent's sole expense, customary legal opinions and other documentation and items relating to the financing as reasonably requested by Parent.

Neither the Company nor any of its subsidiaries shall be required, in connection with any financing or Company cash backup financing, (A) to pay any commitment or other similar fee prior to the effective time of the merger, (B) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof or (C) to commit to take any action that is not contingent upon the closing or that would be effective prior to the effective time of the merger or that would otherwise subject it to actual or potential liability in connection with any financing or Company cash backup financing. Parent will indemnify and hold harmless the Company, its subsidiaries and their respective representatives from and against any and all losses suffered or incurred by them in connection with their assistance to Parent and Merger Sub to arrange financing.

Shareholders’ Meeting

The Company is required to take all action necessary to call an extraordinary general meeting of its shareholders as soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, which incorporates by reference this proxy statement.

The Company may postpone or adjourn the general meeting of its shareholders, (i) with the consent of Parent, (ii) if at the time the general meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business, or (iii) to allow reasonable time for any supplemental or amended disclosure to be provided to the shareholders prior to such general meeting.

Prior to obtaining the required shareholder approval of the merger agreement, if the board of directors of the Company makes a change in board recommendation and/or authorizes the Company to terminate the merger agreement to enter into an alternative acquisition agreement for a superior proposal pursuant to the merger agreement, the Company will not be required to convene the shareholders meeting and submit the merger agreement to the holders of the Shares for approval.

Acquisition Proposals

Until the effective time of the merger, the Company, its subsidiaries and their respective representatives may not, directly or indirectly, (a) initiate, solicit or encourage the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, any acquisition proposal; (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to the Company or any of its subsidiaries to facilitate, any acquisition proposal; or (c) enter into any letter of intent, agreement or agreement in principle with respect to an acquisition proposal. The Company will cease and cause to be terminated any existing activities, discussions or negotiations with any person prior to the date of the merger agreement with respect to any possible acquisition proposal.

Notwithstanding the above obligations, prior to obtaining the required shareholder approval of the merger agreement, but not after, if the Company receives an unsolicited bona fide acquisition proposal from any person that did not result from a breach by the Company of its “no-shop” obligations described above, (a) the Company and its representatives may contact such person to clarify the terms and conditions of the proposal so as to determine whether such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal and (b) if the board of directors of the Company has determined, in its good faith judgment, upon the recommendation of the independent committee (after consultation with its financial advisor and independent legal counsel), that such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal, then the Company and its representatives may furnish information (including non-public information) with respect to the Company to the person who has made such acquisition proposal and engage in or otherwise participate in discussions or negotiations with the person making such acquisition proposal; provided that the Company shall (1) notify Parent of any acquisition proposal (including, without limitation, all material terms and conditions thereof and the identity of the person making it) promptly (but in no case later than 48 hours) after its receipt thereof, and shall provide Parent with a copy of any written acquisition proposal or amendments or supplements thereto, and shall thereafter inform Parent on a reasonably current basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such acquisition proposal, (2) obtain from such person an executed confidentiality agreement (a copy of which shall be promptly delivered to Parent following its execution) containing terms at least as restrictive with respect to such person in all material respects as the terms contained in the confidentiality agreement that was entered into by CITIC PE and the Company on October 8, 2012 are with respect to Parent, and (3) promptly give Parent a copy of any information delivered to such person that was not previously provided to Parent.

No Change of Recommendation

Except as permitted by the terms of the merger agreement described below, the Company has agreed in the merger agreement that neither the board of directors of the Company nor the independent committee shall (i) fail to recommend that shareholders of the Company vote in favor of the merger agreement and the merger or fail to include the board recommendation in the proxy statement, (ii) withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the board recommendation or (iii) (A) adopt, approve or recommend, or propose to adopt, approve or recommend, to the shareholders of the Company any acquisition proposal, or (B) authorize, cause or permit the Company or any subsidiary of the Company to enter into any (x) letter of intent, agreement or agreement in principle with respect to any acquisition proposal or (y) definitive acquisition agreement, merger agreement or similar definitive agreement relating to any acquisition proposal.

Prior to obtaining the required shareholder approval of the merger agreement, but not after, the board of directors of the Company may recommend an alternative acquisition proposal, authorize the Company to terminate the merger agreement and enter into an alternative acquisition agreement, if (i) such action is in response to the receipt of an acquisition proposal that the board of directors of the Company has determined, in its good faith judgment upon the recommendation of the independent committee (after consultation with its financial advisor and independent legal counsel), is a superior proposal and the Company has not violated in any material respect the Company’s “no-shop” obligations described above, and (ii) the board of directors of the Company determines, in its good faith judgment upon the recommendation of the independent committee (upon advice by independent legal counsel), that the failure to do so would be inconsistent with its fiduciary duties under applicable laws; provided, however, that prior to taking such action, the Company has (A) provided at least five business days' (“negotiation period”) prior written notice to Parent (a “notice of superior proposal”), (B) during the negotiation period, the Company and its representatives have negotiated with Parent and its representatives in good faith , and (C) following the end of the negotiation period, the board of directors of the Company determines, in its good faith judgment upon the recommendation of the independent committee (after consultation with its financial advisor and independent legal counsel), that the acquisition proposal giving rise to the notice of superior proposal continues to constitute a superior proposal.

Prior to obtaining the required shareholder approval of the merger agreement, but not after, the board of directors of the Company may change its recommendation of the merger, other than in response to or in connection with an acquisition proposal, if the board of directors of the Company determines, in its good faith judgment upon the recommendation of the independent committee (upon advice by independent legal counsel), that the failure to do so would be inconsistent with its fiduciary duties under applicable laws; provided, however, that prior to taking such action, the Company has (A) provided at least five business days' prior written notice to Parent, (B) the Company and its representatives have negotiated with Parent and its representatives in good faith, and (C) following the end of such five business day period, the board of directors of the Company determines, in its good faith judgment upon the recommendation of the independent committee (after consultation with its financial advisor and independent legal counsel), that such adjustments proposed by Parent would not obviate the need for a change of recommendation.

In this proxy statement, an “acquisition proposal” means any inquiry, proposal or offer by any person regarding any of the following (other than the transactions contemplated by the merger agreement): (i) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any of its subsidiaries whose business constitutes 20% or more of the net revenue, net income, or fair market value of the assets of the Company and its subsidiaries, taken as a whole); (ii) any sale, lease, license, exchange, transfer, other disposition, or joint venture, that would result in any person (other than Parent and its affiliates) acquiring assets or business of the Company and its subsidiaries that constitute or represent 20% or more of the net revenue, net income, or fair market value of the assets of the Company and its subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any person (other than Parent and its affiliates) beneficially owning 20% or more of any class of equity securities of the Company.

In this proxy statement, a “superior proposal” means a bona fide acquisition proposal that the Company board determines, in its good faith judgment upon the recommendation of the independent committee (after consultation with its financial advisor and independent legal counsel), to be (i) more favorable, from a financial point of view, to the Company and the Company's shareholders (other than holders of the Consortium Shares) than the transactions contemplated by the merger agreement (including any revision to the terms of the merger agreement made or proposed in writing by Parent), and (ii) reasonably likely to be consummated, after taking into consideration all legal, financial and regulatory aspects of the acquisition proposal and the identity of the person making such acquisition proposal, provided, that for purposes of the definition of “superior proposal,” each reference to “20%” in the definition of “acquisition proposal” will be replaced with “50%.”

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

  From and after the effective time of the merger, each of Parent and the surviving company will indemnify and hold harmless the current and former directors or officers of the Company or any of its subsidiaries against liabilities arising out of or related to such persons' services as directors, officers or employees of the Company or its subsidiaries.

  The memorandum and articles of association of the surviving company will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company and its subsidiaries as those contained in the Company’s memorandum and articles of association as in effect on February 8, 2013, except to the extent prohibited by applicable law, which provisions will not be amended, repealed or otherwise modified for a period of six years after the effective time in any manner that would adversely affect the rights of the indemnified parties, unless such modification is required by applicable law.

  Parent will cause the surviving company to maintain the Company’s and its subsidiaries’ existing directors and officers liability insurance for a period of six years after the effective time of the merger (or Parent may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the effective time of the merger); provided, that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. Alternatively, the Company may at its option purchase a six-year “tail” prepaid policy, not in excess of 300% of the current annual premium, prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

Actions Taken at the Direction of Parent

The Company will not be deemed to be in breach of any representation, warranty, covenant or agreement in the merger agreement if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of any officer or director of Parent, including Dr. Lou or Mr. Tan, without the approval of the independent committee.

Other Covenants

The merger agreement contains additional agreements between the Company and Parent and/or Merger Sub relating to, among other things:

  the filing of this proxy statement and the Rule 13e-3 transaction statement on Schedule 13E-3 with the SEC (and cooperation in response to any comments from the SEC with respect to either statement);

  reasonable access by Parent and Parent’s authorized representatives to the Company’s offices, properties, books and records between the date of the merger agreement and the effective time (subject to all applicable law and the contractual obligations and restrictions);

  coordination of press releases and other public announcements or filings relating to the merger;

  notification of certain events;

  delisting and deregistration of the Shares;

  matters relating to takeover statutes;

  resignation of the directors of the Company and its subsidiaries pursuant to Parent’s request; and

  participation in litigation relating to the merger.

Conditions to the Merger

The obligations of each party to complete the transactions contemplated by the merger agreement are subject to the satisfaction of the following conditions:

  the merger agreement and the merger being approved by shareholders representing two-thirds or more of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting; and

  no order issued by any governmental entity of competent jurisdiction or any other law preventing or making illegal the completion of the merger being in effect.

The obligations of Parent and Merger Sub to consummate the transactions contemplated by the merger agreement, including the merger, are also subject to the satisfaction, or waiver by Parent, of the following conditions:

  the representations and warranties of the Company in the merger agreement (without giving effect to any "materiality" or "Company Material Adverse Effect" qualifications therein) being true and correct as of the date of the merger agreement and as of the closing date (except to the extent expressly made as of a specific date, in which case as of such date), except where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect;

  the Company having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

  the Company having delivered to Parent a certificate, dated the closing date, signed by a director or officer of the Company, certifying as to the satisfaction of the conditions above;

  since the date of the merger agreement, there having been no effect, change, event or occurrence that has had or would have, individually or in the aggregate, a Company Material Adverse Effect;

  the holders of no more than 12.5% of the outstanding Shares having validly served a notice of objection to the merger under Section 238 of the Cayman Islands Companies Law; and

  the aggregate amount of the available Company cash contemplated by the merger agreement and the Company cash backup financing arranged by Parent being at least $79 million as of the closing date.

The obligations of the Company to consummate the transactions contemplated by the merger agreement, including the merger, are also subject to the satisfaction, or waiver by the Company, of the following conditions:

  the representations and warranties of Parent and Merger Sub in the merger agreement (without giving effect to any materiality or Parent Material Adverse Effect qualifications therein) being true and correct as of the date of the merger agreement and as of the closing date (except to the extent expressly made as of a specific date, in which case as of such date), except where the failure to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect each of Parent and Merger Sub having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

  Parent having delivered to the Company a certificate, dated the closing date, signed by a director or officer of Parent, certifying as to the satisfaction of the conditions above.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the required shareholder approval of the merger agreement has been obtained:

  by mutual written consent of the Company (acting upon the recommendation of the independent committee) and Parent;

  by either Parent or the Company, if:

  the merger has not been completed on or before November 8, 2013 (the “termination date”), provided, that this termination right is not available to a party whose breach of, or failure to fulfill any of its obligations under, the merger agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the merger to have been completed on or before the termination date;

  any governmental entity of competent jurisdiction shall have issued a final, non-appealable order permanently enjoining or otherwise prohibiting or making illegal the completion of the merger; provided, that this termination right is not available to a party whose breach of, or failure to fulfill any of its obligations under, the merger agreement has been the primary cause of, primarily resulted in, or materially contributed to such order; or

  our shareholders do not approve the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof.

  by the Company:

  if Parent or Merger Sub has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall not be true and correct, such that any mutual condition to closing of the Company, Parent and Merger Sub, or any closing condition of the Company, would not be satisfied and such breach or inaccuracy cannot be cured by the termination date, or if curable, is not cured, within 15 days following receipt by Parent or Merger Sub of written notice thereof from the Company; provided, that this termination right is not available to the Company if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied;

  if all of the mutual closing conditions of the Company, Parent and Merger Sub, and the closing conditions of Parent and Merger Sub, to consummate the merger are satisfied, the Company has irrevocably confirmed by written notice to Parent that all conditions to its obligation to consummate the merger have been satisfied or that it is willing to waive any unsatisfied conditions, and the merger shall not have been completed within three business days after the delivery of such notice; or

  prior to obtaining the required shareholder approval of the merger agreement, but not after, in order to enter into an alternative acquisition agreement with respect to a superior proposal in compliance with the Company’s obligations described under “Acquisition Proposals” above.

  by Parent, if:

  (i) the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall not be true and correct, such that any mutual condition to closing of the Company, Parent and Merger Sub, or any closing condition of Parent and Merger Sub, would not be satisfied and such breach or inaccuracy cannot be cured by the Company by the termination date, or if curable, is not cured, within 15 days following receipt of written notice thereof from Parent or any shorter period that remains between the date Parent provides written notice of such breach and the termination date; or (ii) the Company has breached in any material respect any of its obligations described under “Acquisition Proposals” above, such that any mutual condition to closing of the Company, Parent and Merger Sub, or any closing condition of Parent and Merger Sub, would not be satisfied and such breach cannot be cured by the Company by the termination date, of if capable of being cured, is not cured within 10 days following receipt of written notice thereof from Parent or any shorter period that remains between the date Parent provides written notice of such breach and the termination date; provided, that this termination right is not available to Parent if it is then in material breach of any of its representations, warranties, covenants or other agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied; or

  (a) the board of directors of the Company, whether or not permitted to do so by the merger agreement, has (i) failed to include its recommendation of the merger in this proxy statement, (ii) changed its recommendation of the merger, (iii) adopted, approved or recommended, or proposed to adopt, approve or recommend, to the shareholders of the Company any other acquisition proposal, or (iv) resolved to do any of the foregoing, (b) the Company has entered into an alternative acquisition agreement, letter of intent or agreement in principle with respect to any acquisition proposal, or (c) the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing.

Termination Fees and Reimbursement of Expenses

The Company is required to pay Parent a termination fee of $3 million and fees and expenses incurred by Parent of up to $1 million if the merger agreement is (a) terminated by Parent (i) due to a material breach by the Company of its representations, warranties, covenants or agreements in the merger agreement or (ii) after (A) the board of directors of the Company (1) failed to include its recommendation of the merger in this proxy statement, (2) changed its recommendation of the merger, (3) adopted, approved or recommended, or proposed to adopt, approve or recommend, to the shareholders of the Company any acquisition proposal, or (4) resolved to do any of the foregoing, (B) the Company entered into an alternative acquisition agreement, letter of intent or agreement in principle with respect to any acquisition proposal, or (C) the Company or the board of directors of the Company publicly announced its intention to do any of the foregoing; (b) terminated by the Company prior to obtaining the required shareholder approval of the merger agreement in order to enter into an alternative acquisition agreement with respect to a superior proposal; or (c) if (i) the merger agreement is terminated by the Company or Parent due to (x) the expiration of the termination date or (y) failure to obtain the required shareholder approval of the merger agreement, (ii) a bona fide acquisition proposal has been publicly announced or publicly made known (and not withdrawn) after February 8, 2013 and prior to the termination of the merger agreement, and (iii) the Company or any of its subsidiaries consummates an acquisition proposal (whether or not it was the same acquisition proposal) within 12 months of the termination of the merger agreement.

Parent is required to pay the Company a termination fee of $6 million and fees and expenses incurred by the Company of up to $1 million if (a) the merger agreement is terminated by the Company due to a material breach by Parent or Merger Sub of its representations, warranties, covenants or agreements in the merger agreement; or (b) the merger agreement is terminated by the Company because (i) all of the mutual closing conditions of the Company, Parent and Merger Sub, and the closing conditions of Parent and Merger Sub, to consummate the merger are satisfied, (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions to its obligation to consummate the merger have been satisfied or that it is willing to waive any unsatisfied conditions, and (iii) the merger shall not have been completed within three business days after the delivery of such notice.

Fees and Expenses

Subject to the reimbursement of expenses described above under section “Termination Fees and Reimbursement of Expenses,” whether or not the merger is completed, all out-of-pocket fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees and expense except as otherwise provided in the merger agreement.

Amendment

The merger agreement may be amended with the approval of the respective boards of directors of the parties to the merger agreement (in the case of the Company, each of the board of directors and independent committee has approved such amendment in writing) at any time prior to the effective time of the merger. After the shareholders of the Company approve the merger agreement, no amendment will be made which (a) changes the merger consideration, (b) adversely affects the rights of the Company's shareholders, or (c) under the applicable laws, requires further approval of the shareholders unless such approval is obtained.

Extension and Waiver

At any time before the consummation of the merger, each of the parties to the merger agreement may, to the extent permitted by applicable law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement, or (c) waive compliance with any of the agreements or conditions of the other parties contained in the merger agreement; provided, that after the required shareholder approval has been obtained, no waiver may be made that pursuant to applicable law requires further approval by the shareholders of the Company without such further approval having been obtained.

Remedies

In the event that either of Parent or Merger Sub fails to consummate the merger for any reason or otherwise breaches the merger agreement or fails to perform thereunder, the Company's right to receive the reverse termination fee and expense reimbursement from Parent and certain indemnification obligations of Parent under the merger agreement will be, subject to certain rights to equitable relief, including specific performance, described below, the sole and exclusive remedy of the Company Related Parties (as defined below) against the Parent Related Parties (as defined below) for any loss or damage suffered as a result of such breach or failure to perform under the merger agreement or other failure of the merger to be consummated. Neither Parent nor any other member of the Parent Related Parties will otherwise have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with the merger agreement or any of the transactions contemplated thereby, and in no event shall any of the members of the Company Related Parties otherwise seek, or permit to be sought, any monetary damages from any member of the Parent Related Parties in connection with the merger agreement or any of the transactions contemplated thereby.

In the event that the Company fails to consummate the merger for any reason or otherwise breaches the merger agreement or fails to perform thereunder, Parent's right to receive the termination fee and expense reimbursement from the Company will be, subject to certain rights to equitable relief, including specific performance, described below, the sole and exclusive remedy of any member of the Parent Related Parties against the Company Related Parties for any loss or damage suffered as a result of such breach or other failure to perform under the merger agreement or other failure of the merger to be consummated. Neither the Company nor any other member of the Company Related Parties will otherwise have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with the merger agreement or any of the transactions contemplated thereby, and in no event shall any of the members of the Parent Related Parties otherwise seek, or permit to be sought, any monetary damages from any member of the Company Related Parties in connection with the merger agreement or any of the transactions contemplated thereby.

In this section of the proxy statement, the “Company Related Parties” refers to, collectively, the Company, its subsidiaries and their respective former, current and future officers, employees, directors, partners, shareholders, management members or affiliates.

In this section of the proxy statement, the “Parent Related Parties” refers to, collectively, Parent, Merger Sub, their subsidiaries and their respective former, current and future officers, employees, directors, partners, shareholders, management members or affiliates.

The parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement against the breaching party or parties, without the necessity of proving the inadequacy of money damages as a remedy. Without limiting the forgoing, the Company is entitled to obtain an injunction, specific performance or other equitable relief to (i) enforce Parent's obligation to cause the CITIC PE notes financing to be funded, if (A) all of the mutual conditions to the obligations of the parties to complete the merger, and all the conditions to the obligation of Parent to close the merger, are satisfied (other than those conditions that by their nature are to be satisfied at the closing (but subject to their satisfaction or waiver by the party having the benefit thereof)), (B) Parent’s debt financing (or, if applicable, the alternate debt financing) has been funded or will be funded at the closing if the CITIC PE notes financing is funded at the closing, (C) the Company delivers to Parent an irrevocable commitment in writing that it would be ready, willing and able to consummate the merger if the debt financing and the CITIC PE notes financing are funded, and (D) Parent and Merger Sub fail to complete the merger in accordance with the merger agreement and (ii) enforce the obligations of Parent and Merger Sub set forth in merger agreement with respect to financing. While Parent and Merger Sub, on the one hand, or the Company, on the other hand, may pursue both a grant of specific performance and the payment of the applicable termination fee, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, will be permitted or entitled to receive both a grant of specific performance and payment of the applicable termination fee, and upon the payment of the applicable termination fee, the remedy of specific performance will not be available against the party making such payment and any other member of the Parent Related Parties or the Company Related Parties, as applicable.

PROVISIONS FOR UNAFFILIATED SECURITYHOLDERS

No provision has been made to (a) grant the Company’s shareholders or ADS holders access to corporate files of the Company and other parties to the merger or any of their respective affiliates or (b) to obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate.

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to object to the merger and receive cash equal to the appraised fair value of their Shares (“dissenters' rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Islands Companies Law, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of objecting to the merger, you should carefully review the text of Annex C, particularly the procedural steps required to exercise your dissenters’ rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Law, you will lose your dissenters' rights.

Requirements for Exercising Dissenters’ Rights

A dissenting shareholder of the Company is entitled to payment of the fair value of his Shares upon dissenting from the merger in accordance with Section 238 of the Cayman Islands Companies Law.

The exercise of your dissenters’ rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the merger, other than the right to participate in the proceedings to determine the fair value of your Shares or to seek relief on the grounds that the merger is void or unlawful (as the case may be). To exercise your dissenters’ rights, the following procedures must be followed:

(i) you must give written notice of objection to the Company prior to the vote to approve the merger. The notice of objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the vote at the extraordinary general meeting;

(ii) within 20 days immediately following the date on which the vote approving the merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all dissenting shareholders who have served a notice of objection;

(iii) within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of his decision to dissent (a “Notice of Dissent”) to the Company stating his name and address and the number and class of the Shares with respect to which he dissents and demanding payment of the fair value of his Shares. A dissenting shareholder must dissent in respect of all the Shares which he holds;

(iv) within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the plan of merger is filed with the Registrar of Companies, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase their Shares at a price determined by the Company to be the fair value of such Shares;

(v) if, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on a price at which the Company will purchase the dissenting shareholder's Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company shall, and the dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all dissenting shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value, which petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed with the Company as to the fair value of the Shares; and

(vi) if a petition is timely filed and served, the Grand Court will determine at a hearing (a) which shareholders are entitled to dissenters' rights, (b) the fair value of the Shares held by those shareholders, together with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value, and (c) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the registered shareholder, fully and correctly, as such shareholder's name appears on the register of members of the Company. If the Shares are held by a fiduciary, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are held by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a registered shareholder. However, the agent must identify the registered owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the registered owner. A person having a beneficial interest in Shares registered in the name of another person, such as a broker or nominee, must act promptly to cause the registered holder to follow the steps summarized above and in a timely manner to exercise whatever dissenters' rights attached to the Shares.

You must be a registered holder of Shares in order to exercise your dissenters’ rights. A holder of ADSs who wishes to dissent must surrender his or her ADSs to the ADS depositary and pay the fee of ADS depositary to withdraw his or her Shares and then become a registered holder of such Shares and comply with the procedures described above in order to exercise the dissenters’ rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise dissenters’ rights on behalf of a holder of ADSs, and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Islands Companies Law. If you wish to cancel your ADSs, please contact the ADS depositary’s office at 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401.

If you do not satisfy each of these requirements, you cannot exercise dissenters’ rights and will be bound by the terms of the merger agreement. Submitting a signed proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to approve the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, will not alone entitle you to exercise your dissenters’ rights. You must send all notices to the Company at 3SBio Inc., No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Islands Companies Law could be more than, the same as, or less than the $2.20 in cash without interest for each Share of the Company that you would otherwise receive as consideration in the merger. You also should be aware that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, are not opinions as to, and do not in any manner address, fair value under Section 238 of the Cayman Islands Companies Law. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company and the Buyer Group intend to assert that the per Share merger consideration of $2.20 is equal to the fair value of each of your Shares. You may also be responsible for the cost of any appraisal proceeding.

The provisions of Section 238 of the Cayman Islands Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your dissenters' rights. You should consult your Cayman Islands legal counsel if you wish to exercise dissenters' rights.

FINANCIAL INFORMATION

Selected Historical Financial Information

The following sets forth a summary of historical consolidated financial information of the Company for each of the two years ended December 31, 2010 and 2011. The historical financial information as of December 31, 2010 and 2011 has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in the Company's Annual Report on Form 20-F/A for the year ended December 31, 2011, at pages F-1 through F-49, which are incorporated into this proxy statement by reference. The information set forth below is not necessarily indicative of future results and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included in the Company's Annual Report on Form 20-F/A for the year ended December 31, 2011, which are incorporated into this proxy statement by reference. Please see “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

	For the year ended December 31,
	2010	2011	2011
	RMB	RMB	$
	(in thousands, except for Shares and per
	Share data)
Consolidated Statement of Operations
Data:
Net revenue	418,628	541,614	86,054
Cost of revenue	(41,650)	(58,073)	(9,227)
Gross profit	376,978	483,541	76,827
Research and development costs	(39,409)	(41,805)	(6,642)
Sales, marketing and distribution expenses	(194,877)	(254,767)	(40,478)
General and administrative expenses	(55,850)	(66,908)	(10,631)
Grant income	1,256	1,585	252
Income from operations	88,098	121,646	19,328
Interest income	12,950	18,499	2,939
Impairment loss on available-for-sale securities	-	(1,334)	(212)
Share of gain/(loss) in non-consolidated affiliates	704	(1,590)	(253)
Other income/(loss), net	1,306	(851)	(135)
Total other income, net	14,960	14,724	2,339
Income before income tax expense	103,058	136,370	21,667
Income tax expense	(21,772)	(28,210)	(4,482)
Net income	81,286	108,160	17,185
Less: net loss attributable to non-controlling interest, net of tax	-	(413)	(66)
Net income attributable to 3SBio Inc.	81,286	108,573	17,251
Net income attributable to 3SBio Inc. per share:
- Basic	0.54	0.71	0.11
- Diluted	0.53	0.69	0.11
Weighted average shares:

- Basic	151,241,036	153,310,128	153,310,128
- Diluted	154,131,768	157,148,685	157,148,685

	December 31,
	2010	2011	2011
	RMB	RMB	$
Consolidated Balance Sheets
ASSETS
Current assets
Cash and cash equivalents	153,250	245,813	39,056
Restricted cash	1,662	665	106
Time deposits with financial institutions	378,405	499,201	79,315
Accounts receivable, less allowance for doubtful accounts:
December 31, 2010: RMB2,663; December 31, 2011: RMB2,542 ($404)	78,500	113,949	18,105
Notes receivable	55,646	47,243	7,506
Inventories	21,718	27,604	4,386
Prepaid expenses and other receivables	39,390	26,672	4,238
Available-for-sale securities	50,667	22,830	3,627
Prepayment to related parties	12,000	6,000	953
Deferred tax assets	2,198	2,750	437
Total current assets	793,436	992,727	157,729
Time deposits with financial institutions	120,000	20,000	3,178
Available-for-sale securities	12,697	10,848	1,724
Investment in non-consolidated affiliates	3,835	2,245	357
Property, plant and equipment, net	199,456	198,053	31,467
Prepaid land use rights	8,188	17,448	2,772
Prepayment and non-current deposits	1,555	16,801	2,669
Intangible assets, net	44,299	49,615	7,883
Long-term receivables	2,558	3,111	494
Deferred tax assets	373	262	42
Total assets	1,186,397	1,311,110	208,315
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	5,030	6,218	988
Deferred grant income	1,374	374	59
Accrued expenses and other payables	39,552	48,389	7,689
Income tax payable	1,986	8,894	1,413
Total current liabilities	47,942	63,875	10,149
Deferred grant income	2,402	2,029	322
Total liabilities	50,344	65,904	10,471
Commitments and contingencies
Shareholders’ equity
Share capital – ordinary shares $0.0001 par value, 500,000,000 shares authorized, 152,654,148 and 154,473,159 issued and outstanding as of December 31, 2010 and 2011 respectively	123	124	20
Additional paid-in capital	946,717	973,218	154,629
Accumulated other comprehensive loss	(89,531)	(126,290)	(20,065)
Retained earnings	278,744	387,317	61,538
Total shareholders’ equity attributable to 3SBio Inc.	1,136,053	1,234,369	196,122
Non-controlling interest	-	10,837	1,722
Total shareholders’ equity	1,136,053	1,245,206	197,844
Total liabilities and shareholders’ equity	1,186,397	1,311,110	208,315

Ratio of Earnings to Fixed Charges

The Company does not have fixed charges during the two most recent fiscal years.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income tax expenses from continuing operations before adjustment for equity in losses of affiliated companies adding fixed charges and subtracting preference security dividend requirements of consolidated subsidiaries. Fixed charges consist of interest expensed, capitalized debt issuance costs, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

Net Book Value per Share of Our Shares

The net book value per Share as of December 31, 2011 was $1.29 or $1.26, based on the basic and diluted weighted average number of outstanding Shares during 2011, respectively.

TRANSACTIONS IN THE SHARES AND ADSS

Purchases by the Company

The Company has made no purchases of its own shares during the past three years.

Purchases by Buyer Group Members and CITIC PE

None of the members of the Buyer Group has purchased any Shares or ADSs at any time during the past two years.

CITIC PE

None of CITIC PE, CITIC PE Associates, L.P., the general partner of CITIC PE, CITIC PE Funds Limited, the general partner of CITIC PE Associates, L.P., or the directors of CITIC PE Funds Limited, has purchased any Shares or ADSs at any time during the past two years. As of the date of this proxy statement, CITIC PE Funds Limited does not have any executive officer.

Prior Public Offerings

We completed our initial public offering of ADSs on February 7, 2007. We have not made any underwritten public offering of our securities since then.

Transaction in the Prior 60 Days

There has been no transaction in the Company’s Shares or ADSs during the past 60 days by the Company.

There has been no transaction in the Company’s Shares or ADSs by CITIC PE, CITIC PE Associates, L.P., the general partner of CITIC PE, CITIC PE Funds Limited, the general partner of CITIC PE Associates, L.P., or the directors of CITIC PE Funds Limited, within the 60 days prior to the date of this proxy statement. CITIC PE Funds Limited does not have any executive officers.

There has been no transaction in the Company’s Shares or ADSs by any of the Rollover Shareholders or other members of the Buyer Group within the 60 days prior to the date of this proxy statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of our Shares, as of February 8, 2013, by:

  each of our directors and executive officers;

  our directors and executive officers as a group; and

  each person known to us to beneficially own more than 5.0% of the total outstanding Shares.

	Number of		Percentage of Total Shares
Directors and Executive Officers:	Shares Beneficially Owned		Outstanding(1)(2)

Dr. Jing Lou	6,399,589	(3)	4.09%
Tianruo (Robert) Pu	*		*
Mingde Yu	*		*
Moujia Qi	*		*
Bo Tan	692,748	(4)	0.44%
Bin Huang	1,440,745	(5)	0.92%
Dr. Dongmei Su	1,197,221	(6)	0.77%
Ke Li	720,219		0.46%
Peiguo Cong	*		*
All directors and executive officers as a group	20,527,033		13.14%

Principal Shareholders:

FMR LLC	17,614,919	(8)	11.31%
Lan’s Holdings Limited	8232219	(9)	5.29%
Samuel D. Isaly	14,618,100	(10)	9.39%
Dan Lou	9,841,101	(11)	6.31%

Notes:

*The person beneficially owns less than 0.1% of our total outstanding Shares.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the Shares.

(2) There were 155,726,688 Shares issued and outstanding as of February 8, 2013. In calculating the percentage of beneficial ownership for each listed person, (i) the Company Options exercisable by such person, and (ii) the Company RSs or Company RSUs to such person that are vested, or will vest, in each case of (i) to (ii) within 60 days of February 8, 2013, are treated as exercised, vested, or settled in Shares, as the case may be.

(3) Includes (i) 6,166,139 Shares, including Shares as represented by the ADSs, held indirectly by Dr. Lou through Achieve Well International Limited, an entity wholly owned by him, as of February 8, 2013 and (ii) 233,450 Shares subject to certain vested Company Options excisable by Dr. Lou within 60 days of February 8, 2013.

(4) Includes (i) 585,200 Shares, including Shares represented by the ADSs, held indirectly by Mr. Tan through Triple Talent Enterprises Ltd, an entity wholly owned by him, as of February 8, 2013 and (ii) 107,548 Shares subject to certain vested Company Options excisable by Mr. Tan within 60 days of February 8, 2013.

(5) Includes (i) 1,356,745 Shares, including Shares represented by the ADSs, held indirectly by Bin Huang through Known Virtue International Limited, a wholly owned entity by him, as of February 8, 2013 and (ii) 84,000 Shares subject to certain vested Company Options excisable by Bin Huang within 60 days of February 8, 2013.

(6) Includes (i) 1,160,121 Shares, including Shares represented by the ADSs, held indirectly by Dongmei Su through Joint Palace Group Limited, an entity wholly owned by her, as of February 8, 2013 and (ii) 37,100 Shares subject to certain Company Options excisable by Dongmei Su within 60 days of February 8, 2013.

(7) Includes (i) 662,119 Shares, including Shares represented by the ADSs, held indirectly by Ke Li through Yorkwin Finance Limited, an entity wholly owned by him, as of February 8, 2013 and (ii) 58,100 Shares subject to certain vested Company Options excisable by Ke Li within 60 days of February 8, 2013.

(8) FMR LLC is a Delaware limited liability company. Its business address is at 82 Devonshire Street, Boston, Massachusetts 02109, U.S.A. All the information relating to this shareholder is based on a report on Schedule 13G filed with the SEC on February 14, 2013.

(9) Lan’s Holdings Limited is a British Virgin Islands international business company owned by Mr. Xiaobing Liu (49%) and Ms. Ying Luan (51%), each of whom has both voting and investment power over the Shares reported for this shareholder. Its business address is at Room 22B, No.969 Beijing Road West, Jianan District, Shanghai, PRC. All the information relating to this shareholder is based on a report on Schedule 13G filed with the SEC on February 12, 2010.

(10) Samuel D. Isaly, a U.S. citizen, is the control person with respect to OrbiMed Advisors LLC and OrbiMed Capital LLC, both investment advisors, which together hold a total of 14,618,100 Shares on behalf of certain persons. His business address is at 601 Lexington Avenue, 54th Floor, New York, New York 10022, U.S.A. All the information relating to this shareholder is based on a report on Schedule 13G filed with the SEC on February 14, 2013.

(11) Mr. Dan Lou is our former chairman of the board of directors of the Company and has been serving as an advisor to the Company since 2012. His business address is at our corporate address.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the exchange of the Shares or ADSs for cash pursuant to the merger agreement. This discussion is based on U.S. federal income tax laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. This discussion is not binding on the U.S. Internal Revenue Service, referred to as the “IRS,” and the IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual investment circumstances or to certain types of holders subject to special tax rules, including holders that are banks, financial institutions, insurance companies, regulated investment companies, mutual funds, real estate investment trusts, brokers or dealers in securities, traders in securities that elect to apply a mark-to-market accounting method, holders that own Shares or ADSs as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, holders that acquired Shares or ADSs in connection with the exercise of employee share options or otherwise as compensation for services, holders that have a “functional currency” other than the U.S. dollar, retirement plans, individual retirement accounts, or other tax-deferred accounts, persons that are, or may become, subject to the expatriation provisions of the the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code,” persons subject to the alternative minimum tax provisions of the Code, holders that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, entities classified as partnerships for U.S. federal income tax purposes, or holders that are related under certain attribution rules to the Consortium. In addition, this discussion does not discuss any consequences to holders that will directly or indirectly hold an ownership interest in Parent or the Company after the merger. This discussion assumes that Shares and ADSs are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times. This discussion also does not address the tax consequence to holders of the Shares or ADSs who exercise their dissenters’ rights (as described under “Dissenters’ Rights”).

As used herein, a “U.S. Holder” is any beneficial owner of the Shares or ADSs that is (a) a citizen or individual resident of the United States for U.S. federal income tax purposes, (b) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, or any other person that is subject to U.S. federal income tax on a net income basis in respect of the Shares or ADSs.

ALL HOLDERS OF THE SHARES OR ADSs SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER LAWS.

Consequences of Participation in the Merger

The receipt of cash as consideration in the merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that exchanges Shares or ADSs for cash pursuant to the merger will generally recognize gain or loss in an amount equal to the difference between (a) the amount of cash received for its Shares or ADSs and (b) such U.S. Holder’s adjusted tax basis in the Shares or ADSs exchanged therefor. Subject to the discussion under the caption “Passive Foreign Investment Company” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares or ADSs, as applicable, exchanged is greater than one year at the effective time of the merger. Long-term capital gains of non-corporate U.S. Holders are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Shares or ADSs at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares or ADSs.

Any gain or loss recognized by U.S. Holders will generally be U.S. source gain or loss for foreign tax credit purposes. As a result, if we were deemed to be a PRC “resident enterprise” under the PRC tax law and gain from the exchange of Shares or ADSs were subject to tax in the PRC, as described below in “Material PRC Income Tax Consequences,” a U.S. Holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. However, you might be eligible to elect to treat such gain as PRC source gain for foreign tax credit purposes under the income tax treaty between the United States and the PRC. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on the exchange of Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation, such as the Company, will be treated as a “passive foreign investment company, ” or a “PFIC,” for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income (the “income test”) or 50% or more of its assets (based on an average of the quarterly values during a taxable year) are classified as assets that either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For purposes of the asset test, goodwill and other unbooked intangibles as implied by our market capitalization can be classified as nonpassive assets to the extent that they can be identified with specific income-producing activities that generate nonpassive income.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we are treated for U.S. federal income tax purposes as owning, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if we held directly a proportionate share of the other corporation’s assets and received directly a proportionate share of the other corporation’s income. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated VIE entities will be treated as ownership of stock for U.S. federal income tax purposes.

The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change.Based on certain assumptions, we believe that we were not a PFIC for our taxable year ended December 31, 2011. Based on the financial information currently available to us, it is uncertain whether we will have been classified as a PFIC for our taxable year ended December 31, 2012. Based on our current income and assets, and due in part to uncertainty regarding the classification of our goodwill and going concern value following the merger (if completed) it is uncertain whether we will be classified as a PFIC for our current taxable year.

Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be classified as a PFIC for any particular taxable year or that the IRS will not challenge any determination concerning our PFIC status for any particular taxable year. With respect to prior years, the financial market disruptions from late 2008 and early 2009 may have materially depressed our market valuation for the 2008 and 2009 taxable years, and, to our knowledge, there is a lack of guidance from U.S. authorities regarding how such disruptions should be taken into account in applying the asset test. In particular, it is possible that the disruptions could lead to our being classified as a PFIC under the asset test for the 2008 and 2009 taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our Shares or ADSs, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Shares or ADSs unless the U.S. Holder makes a valid “deemed sale” election or mark-to-market election.

If the Company is a PFIC (or is treated as a PFIC with respect to a U.S. Holder because it has been a PFIC in a prior year during which the U.S. Holder held our Shares or ADSs, and the U.S. Holder has not made a valid “deemed sale” election or mark-to-market election), any gain recognized by the U.S. Holder on the disposition of the Shares or ADSs will be allocated ratably over the U.S. Holder’s holding period for the Shares or ADSs. The amounts allocated to the taxable year of the merger and to any year before the Company became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax liability for each such taxable year. Furthermore, a U.S. Holder will be required to file IRS Form 8621 with respect to the Company, generally with the U.S. Holder’s federal income tax return for the year in which the merger closes.

Alternatively, if the Company is a PFIC (or has been treated as a PFIC with respect to a U.S. Holder), a U.S. Holder of ADSs may have been able to make a mark-to-market election with respect to the U.S. Holder’s ADSs. If a U.S. Holder has previously made this election, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder in the merger would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder made a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any subsidiaries of the Company that may have been PFICs, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. Each U.S. Holder is urged to consult its tax advisor regarding the application and effect of the mark-to-market election.

Subject to certain limitations, a U.S. person may make a “qualified electing fund” election (“QEF election”), which serves as a further alternative to the foregoing rules, with respect to its investment in a PFIC in which the U.S. person owns shares (directly or indirectly) of the PFIC. Because we did not and do not intend to provide U.S. Holders with the information needed to make such an election, the QEF election has not been and will not be available to U.S. Holders.

Notwithstanding our belief as discussed above, the information we provide here is solely for the convenience of our shareholders, and we are not providing any U.S. tax opinion or advice to any U.S. Holder concerning the PFIC status of the Company. Each U.S. Holder is urged to consult its tax advisor regarding the PFIC classification of the Company, the consequences to such U.S. Holder of such PFIC classification, and the consequences of having made certain elections to mitigate such consequences.

Information Reporting and Backup Withholding

Cash payments to a U.S. Holder generally will be subject to information reporting and may be subject to backup withholding if made within the United States or through certain U.S. related financial intermediaries, unless: (i) the U.S. Holder is an exempt recipient, or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

MATERIAL PRC INCOME TAX CONSEQUENCES

Under the PRC Enterprise Income Tax Law (“EIT Law”), which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of cash by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” (i) does not have an establishment or place of business in the PRC or (ii) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the Individual Income Tax Law, an individual who disposed of capital asset in China is subject to PRC income tax at the rate of 20%. Reliefs from these taxes could be sought from applicable Income Tax Treaties with China.

Although there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares or ADSs that are not PRC residents.

In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698,” Guo Shui Han [2009] No. 698), issued by the State Administration of Taxation, which became effective as of January 1, 2008, and the Circular Concerning Various Questions on the Administration of Enterprises Income Tax on Non-resident Enterprises (Gong Gao No. 24) issued by the State Administration of Taxation, which became effective as of April 1, 2011, if any non-resident enterprise transfers equity of a PRC resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer; provided, however, that any purchase or sale of equity through the open market will not be subject to such taxation. Where the non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, which was established in a jurisdiction with either (a) an actual rate of tax of less than 12.5% or (b) a tax exemption for the income arising out of the disposition, the non-resident enterprise is required to file with the relevant taxation authorities certain information about the transfer. Where any such taxation authorities, upon review and examination of the documents submitted by the non-resident enterprise, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion, they have the power to re-classify the offshore share transfer transaction, deny the existence of the offshore holding company and impose a 10% income tax on the gain from such offshore share transfer after an examination by the State Administration of Taxation. Although there has not been a definitive determination on whether a purchase or sale of a public company’s shares or ADSs would be subject to Circular 698, the Company does not believe that the gain recognized on the receipt of cash for its Shares or ADSs pursuant to the merger by its corporate shareholders who are not PRC residents should be subject to Circular 698. If, however, the PRC tax authorities were to invoke Circular 698 and impose tax on the receipt of cash for its Shares or ADSs, then any gain recognized on the receipt of cash for its Shares or ADSs pursuant to the merger by its corporate shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares under the terms of the merger agreement. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any transaction documents are brought to or executed in the Cayman Islands or produced before a court in the Cayman Islands; and (b) registration fees will be payable to the Registrar of Companies to register the plan of merger.

FUTURE SHAREHOLDER PROPOSALS

If the merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting. However, if the merger is not completed, an annual general meeting is expected to be held in the second half of 2013.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

  the satisfaction of the conditions to completion of the merger, including the approval of the merger agreement by our shareholders;

  the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

  the cash position of the Company and its subsidiaries at the effective time of the merger;

  debt financing may not be funded on at the effective time of the merger because of the failure of Parent to meet the closing conditions or for other reasons, which may result in the merger not being completed promptly or at all;

  the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

  the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares;

  the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

  diversion of our management’s attention from our ongoing business operations;

  the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger;

  the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger; and

  other risks detailed in our filings with the SEC, including the information set forth under the caption “Item 3D. Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2011. Please see “Where You Can Find More Information” beginning on page 117 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investors” section of our website at http://www.3sbio.com/en. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the merger is a “going private” transaction, the Company and the Consortium have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on April 30, 2012 and subsequently amended on May 2, 2012 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since April 30, 2012, including, without limitation, the reports on Form 6-K furnished to the SEC on May 21, 2012, July 5, 2012, August 15, 2012, August 21, 2012, September 12, 2012, September 17, 2012, October 2, 2012, October 16, 2012, November 16, 2012 and February 8, 2013 are incorporated herein by reference.

We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to Investor Relations, 3SBio Inc. at +86-24-2581-1820 or write to the address at: 3SBio Inc., No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED        , 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A: Agreement and Plan Of Merger

AGREEMENT AND PLAN OF MERGER
Dated as of February 8, 2013
among
DECADE SUNSHINE LIMITED
DECADE SUNSHINE MERGER SUB
and
3SBIO INC.

A-i

A-ii

Appendix I

A-iii

Glossary of Defined Terms

Defined Terms	Defined on Section

Acquisition Proposal	Section 6.4(a)
ADSs	Section 2.1(b)
Affiliate	Section 2.1(c)
Agreement	Preamble
Alternate Debt Financing	Section 6.14(b)
Alternative Acquisition Agreement	Section 6.4(c)
Audit Date	Section 3.5
Available Company Cash	Section 6.14(c)(i)
Available Company Cash Financing	Section 6.14(c)(i)
Bankruptcy and Equity Exception	Section 3.3(a)
Business Day	Section 1.2
Cayman Companies Law	Recitals
Cayman Plan of Merger	Section 1.3
Certificates	Section 2.3(a)
Change of Recommendation	Section 6.4(c)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.4(c)
Company Affiliate	Section 3.11(b)
Company Benefit Plans	Section 3.12(a)
Company Board	Recitals
Company Board Recommendation	Section 6.4(c)
Company Cash Backup Financing	Section 6.14(c)(ii)
Company Cash Backup Financing Documents	Section 6.14(c)(ii)
Company Disclosure Schedule	ARTICLE III
Company Intellectual Property	Section 3.9(a)
Company Material Adverse Effect	Section 3.1(d)
Company Option	Section 2.1(e)(i)
Company Option Plans	Section 2.1(e)(i)
Company Permits	Section 3.11(a)
Company Related Party	Section 8.5(b)
Company RS	Section 2.1(e)(ii)
Company RSU	Section 2.1(e)(ii)
Company SEC Reports	Section 3.4(a)
Company Shareholder Approval	Section 3.3(b)
Company Shareholders Meeting	Section 6.2(a)
Company Termination Fee	Section 8.5(b)
Company's Knowledge	Section 3.8(b)
Confidentiality Agreement	Section 6.3(b)
Consortium	Section 2.1(c)
Consortium Shares	Section 2.1(c)
Contract	Section 3.7(b)
Debt Financing	Section 4.9(b)
Debt Financing Document	Section 4.9(b)
Deposit Agreement	Section 2.1(b)
Depositary	Section 2.1(b)
Dissenting Shares	Section 2.3(f)
Effective Time	Section 1.3

A-iv

Environmental Law	Section 3.14(e)
Environmental Permits	Section 3.14(a)
Equity Financing	Section 4.9(b)
Equity Financing Document	Section 4.9(b)
Exchange Act	Section 2.1(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(b)
Excluded Shares	Section 2.1(b)
Expenses	Section 6.9
Financing	Section 4.9(b)
Financing Documents	Section 4.9(b)
GAAP	Section 3.1(d)
Government Official	Section 3.11(b)
Governmental Entity	Section 2.1(e)(i)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Substances	Section 3.14(e)
IC Financial Advisor	Section 3.22
Indemnified Parties	Section 6.7(a)
Independent Committee	Recitals
Intellectual Property	Section 3.9(e)
Law	Section 3.1(d)
Leased Real Property	Section 3.8(b)
Lenders	Section 4.9(b)
Lien	Section 3.2(b)
Material Contract	Section 3.16(a)(viii)
Material Customer	Section 3.19
Material Supplier	Section 3.18
Maximum Premium	Section 6.7(c)
Memorandum and Articles of Association	Section 1.5
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
NASDAQ	Section 3.7(a)
Negotiation Period	Section 6.4(d)
New Debt Financing Documents	Section 6.14(b)
Notice of Superior Proposal	Section 6.4(d)
Order	Section 3.10
Owned Real Property	Section 3.8(a)
Parent	Preamble
Parent Material Adverse Effect	Section 4.1
Parent Related Party	Section 8.5(b)
Parent Termination Fee	Section 8.5(c)
Parent's Knowledge	Section 4.9(c)
Parties	Preamble
Party	Preamble
Per ADS Merger Consideration	Section 2.1(b)
Per Share Merger Consideration	Section 2.1(b)
Permitted Liens	Section 3.2(b)
Person	Section 2.1(c)
PRC	Section 1.2
Proceeding	Section 3.10
Proxy Statement	Section 3.7(a)

A-v

Real Property Leases	Section 3.8(b)
Representatives	Section 3.23
Required Available Cash Amount	Section 6.14(c)(i)
Rollover Agreement	Recitals
Schedule 13E-3	Section 3.7(a)
SEC	Section 3.4(a)
Securities Act	Section 3.4(a)
Service Provider	Section 3.12(a)
Shares	Recitals
Subsidiary	Section 3.1(d)
Superior Proposal	Section 6.4(b)
Surviving Corporation	Section 1.1
Takeover Statute	Section 3.20
Tax	Section 2.1(e)(i)
Tax Return	Section 3.15
Taxes	Section 2.1(e)(i)
Termination Date	Section 8.2(a)
Trade Secrets	Section 3.9(e)
Uncertificated Shares	Section 2.3(b)
Voting Agreement	Recitals

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of February 8, 2013, is by and among Decade Sunshine Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), Decade Sunshine Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent ("Merger Sub"), and 3SBio Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company", and, together with Parent and Merger Sub, the "Parties" and each, a "Party").

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law (as amended) (the "Cayman Companies Law"), Merger Sub will merge with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger and becoming a direct wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (ii) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement;

WHEREAS, the board of directors of the Company (the "Company Board"), acting upon the recommendation of an independent committee of the Company Board (the "Independent Committee"), has (i) determined that it is in the best interest of the Company and its shareholders (other than the holders of Consortium Shares (as such term is defined in Section 2.1(c) (Cancellation of Shares)), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the shareholders of the Company approve this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, certain holders of ordinary shares, par value US$0.0001 per share, of the Company (the "Shares") are entering into a rollover agreement (the "Rollover Agreement"), pursuant to which and subject to the terms and conditions set forth therein, they will each agree to the cancellation of the Consortium Shares and to subscribe for newly issued shares of Century Sunshine Limited;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, certain holders of the Shares are entering into a voting agreement (the "Voting Agreement"), pursuant to which and subject to the terms and conditions set forth therein, they will vote in favor of this Agreement and consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company's willingness to enter into this Agreement, each of Dr. Jing Lou and CPEChina Fund, L.P. (each a "Guarantor"), has delivered a guarantee in favor of the Company (a "Guarantee") to guarantee the due and punctual performance and discharge of certain payment obligations of Parent under this Agreement;

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Merger Sub shall cease.

Section 1.2 Closing of the Merger. Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing of the Merger (the "Closing") shall take place at 10:00 a.m. (Beijing time), on a date to be specified by Parent and the Company (the "Closing Date"), which shall be no later than the third Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver by the Party or Parties entitled to the benefits of the conditions set forth in Article VII (Conditions to Consummation of the Merger) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver thereof), at the office of Cleary Gottlieb Steen & Hamilton LLP, Twin Towers - West (23rd Floor), 12B Jianguomen Wai Da Jie, Chaoyang District, Beijing 100022, PRC. For purposes of this Agreement, "Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in New York, Hong Kong, the Cayman Islands, or the PRC are authorized or obligated under applicable Law to be closed; and "PRC" means the People's Republic of China and for purposes of this Agreement, excludes Hong Kong, Macao and Taiwan.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall execute a plan of merger (the "Cayman Plan of Merger"), substantially in the form contained in Appendix I hereto, and the Parties shall file the Cayman Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law as soon as practicable on or after the Closing Date. The Merger shall become effective upon such filing or at such time thereafter within 90 days of the date of registration of the Cayman Plan of Merger by the Registrar of Companies of the Cayman Islands as the Parties shall agree, and as shall be provided in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the "Effective Time").

Section 1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law.

Section 1.5 Memorandum and Articles of Association. At the Effective Time, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (the "Memorandum and Articles of Association"), except that, at the Effective Time, Article I of the Memorandum and Articles of Association shall be amended to be and read as follows: "The name of the corporation is "3SBio Inc.", until thereafter changed or amended as provided therein or by applicable Law.

Section 1.6 Directors. From and after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Surviving Corporation's Memorandum and Articles of Association.

Section 1.7 Officers. From and after the Effective Time, the officers of the Surviving Corporation shall consist of the officers of the Company as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Memorandum and Articles of Association.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

Section 2.1 Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or any other shareholders of the Company:

(a) Securities of Merger Sub. Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation.

(b) Merger Consideration. Each Share, including Shares represented by American Depositary Shares, each representing seven Shares (the "ADSs"), issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(c) (Cancellation of Shares) and any Dissenting Shares, collectively, the "Excluded Shares"), shall be cancelled in exchange for the right to receive an amount in cash equal to US$2.20 per Share, without interest (the "Per Share Merger Consideration"). As each ADS represents seven Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to US$15.40 per ADS, without interest (the "Per ADS Merger Consideration" and collectively with the Per Share Merger Consideration, the "Merger Consideration"), pursuant to the terms and conditions set forth in the deposit agreement dated February 5, 2007, by and between the Company and JPMorgan Chase Bank, N.A. (the "Depositary"), as amended by Agreement No.1 to Letter Agreement dated February 4, 2008 (the "Deposit Agreement"). As of the Effective Time, all of the Shares, including Shares represented by ADSs, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share, including each Share represented by ADSs (other than the Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration without interest and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 2.3(f) (Dissenting Shares).

(c) Cancellation of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time that is beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) by (i) Parent or Merger Sub, (ii) any member of the Consortium, which Shares are stated in Schedule A to the Rollover Agreement, in each case of (i) and (ii), including, without limitation, each Company RS and Company RSU that are listed in Schedule A to the Rollover Agreement (Shares, Company RSs and Company RSUs referred to in (i) and (ii), collectively, the "Consortium Shares") or (ii) the Company or any direct or indirect wholly owned Subsidiary of the Company shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. For the purposes of this Agreement, "Affiliate" means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural person, any member of the immediate family of such natural person. "Consortium" means, collectively, Dr. Jing Lou, Dan Lou, Bin Huang, Dongmei Su, Ming Hu, Ke Li, Bo Tan, Qingjie Zhang, Deyu Kong, Fei You, Yongfu Chen, Hui Dang, Jiaoe Zhang, Zhonghua Zhang, Thomas Folinsbee and CPEChina Fund, L.P. A "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(d) Certain Adjustments. The Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares, change or readjustment in the ratio of Shares represented by each ADS, or other similar change with respect to Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time.

(e) Treatment of Company Options and Restricted Shares.

(i) As of the Effective Time, each option to purchase Shares (a "Company Option") pursuant to the Company's 2006 Stock Plan, as amended, and 2010 Equity Incentive Plan (collectively, the "Company Option Plans") that is then outstanding and unexercised, vested or unvested, shall be cancelled and converted into the right to receive, net of any applicable withholding Taxes and as soon as reasonably practicable after the Effective Time, cash in an amount equal to (A) the total number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (B) the excess, if any, of (x) the Per Share Merger Consideration over (y) the exercise price payable per Share issuable under such Company Option. For the avoidance of doubt, if the exercise price payable per Share issuable under any Company Option is greater than the Per Share Merger Consideration, such Company Option will be cancelled for no payment. For purposes of this Agreement, "Tax" or "Taxes" means (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (iii) license, registration and documentation fees; and (iv) customs duties, tariffs and similar charges; and "Governmental Entity" means supranational, national, state, municipal or local court or tribunal or administrative, governmental, quasi-governmental or regulatory body, agency or authority.

(ii) As of the Effective Time, each restricted share of the Company (a "Company RS") and each restricted share unit of the Company (a “Company RSU”) pursuant to the Company Option Plans that is then outstanding, vested or unvested, shall automatically become fully vested and be released from any restrictions on transfer. At the Effective Time, all of the Company RSs and Company RSUs, except for the Company RSs and Company RSUs that are included in the Consortium Shares, shall automatically be cancelled and shall cease to exist, and the holders thereof shall be entitled to receive from the Surviving Corporation, net of any applicable withholding Taxes and as soon as reasonably practicable after the Effective Time, cash in an amount equal to the product of (A) the number of the Company RSs, or Shares or ADSs then subject to the Company RSUs, as the case may be, multiplied by (B) the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable. At the Effective Time, the Company RSs and Company RSUs that are included in the Consortium Shares shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor, as provided in Section 2.1(c) .

(iii) Unless otherwise determined by Parent, all Company Option Plans shall terminate as of the Effective Time.

Section 2.2 Exchange Fund. (a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company, with the Company's prior approval, to act as exchange agent hereunder for the purpose of exchanging Shares and ADSs for the Merger Consideration (the "Exchange Agent"). The agreement between Parent and the Exchange Agent shall be in a form reasonably acceptable to the Company.

(b) At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares, ADSs and Company Options an amount in cash sufficient to make payments under Sections 2.1(b) (Merger Consideration), 2.1(e) (Treatment of Company Options and Restricted Shares) and 2.3(f) (Dissenting Shares) (in the case of Section 2.3(f) (Dissenting Shares), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). Any cash deposited with the Exchange Agent pursuant to this Section 2.2(b) shall hereinafter be referred to as the "Exchange Fund."

Section 2.3 Exchange Procedures. (a) Promptly after the Effective Time (and in any event within (x) five Business Days in the case of registered members and (y) three Business Days in the case of the depositary trust company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Corporation shall cause the Exchange Agent to mail (or in the case of depository trust company, deliver) or otherwise disseminate to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying how the delivery of the Per Share Merger Consideration to the registered holders of the Shares shall be effected; and (ii) instructions for effecting the surrender of any and all share certificates which have been issued representing Shares (the "Certificates") in exchange for the applicable Per Share Merger Consideration.

(b) Upon surrender of a Certificate (or affidavit of loss and indemnity in the required form) to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, each holder of such Certificate and each registered holder of Shares not represented by a Certificate ("Uncertificated Shares") shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each Share formerly represented by such Certificate or Uncertificated Share, and the Certificate so surrendered shall forthwith be cancelled.

(c) If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be accompanied by a proper form of transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(d) Until surrendered as contemplated by this Section 2.3 (Exchange Procedures), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration as contemplated by this Article II (Delivery of Merger Consideration), without interest.

(e) Prior to the Effective Time, Parent and the Company shall establish procedures with the Exchange Agent and the Depositary to ensure that (i) the Exchange Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the aggregate amount of the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, each holder of ADSs will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders.

(f) Dissenting Shares. No Person who has validly exercised such Person's appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person ("Dissenting Shares") unless and until such Person shall have effectively withdrawn or lost such Person's appraisal rights under the Cayman Companies Law. Each Dissenting Share shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders' rights of appraisal and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. In the event that any written notices of objection to the Merger are served by the shareholders of the Company pursuant to the Cayman Companies Law, the Company shall serve written notice of the authorization of the Merger pursuant to the Cayman Companies Law within ten Business Days of the approval of the Merger at the Company Shareholders Meeting.

(g) Untraceable Shareholders. Remittances for the Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Exchange Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Company Shareholders Meeting has been sent to such shareholder and has been returned undelivered.

(h) In the event that monies due to holders of Dissenting Shares and shareholders of the Company who are untraceable exceed US$2,000,000, such monies and any monies which are returned shall be held by the Surviving Corporation in a separate non-interest bearing bank account for the benefit of holders of Dissenting Shares and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. It is acknowledged that holders of Dissenting Shares and shareholders of the Company who are untraceable who, after the Effective Time, wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised by the Exchange Agent, Parent or Merger Sub, as applicable, to contact the Surviving Corporation.

Section 2.4 Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration and the Per ADS Merger Consideration paid in respect of the Shares upon the surrender for exchange of Certificates or for Uncertificated Shares in accordance with the terms of this Article II (Delivery of Merger Consideration) shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Uncertificated Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.3(f) (Dissenting Shares), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of such Certificates is entitled pursuant to this Article II (Delivery of Merger Consideration).

Section 2.5 Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of Certificates (other than the Excluded Shares) for nine months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of the Surviving Corporation, and any holder of Shares (other than the Excluded Shares) and ADSs who has not theretofore complied with this Article II (Delivery of Merger Consideration) shall thereafter look only to the Surviving Corporation (subject to this Agreement and abandoned property, escheat and similar Laws) for the cash to which such holders are entitled under this Article II (Delivery of Merger Consideration). Any such portion of the Exchange Fund remaining unclaimed by such holders of Shares at such time as time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation or its designee, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.6 No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation, the Depositary, the Exchange Agent or any other Person shall be liable to any Person in respect of any Per Share Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.7 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Sections 2.1(b) (Merger Consideration), 2.1(e) (Treatment of Company Options and Restricted Shares) and 2.3(f) (Dissenting Shares) (in the case of payments under Section 2.3(f) (Dissenting Shares), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration) shall be returned to the Surviving Corporation in accordance with Section 2.5 (Termination of Exchange Fund). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment under Sections 2.1(b) (Merger Consideration), 2.1(e) (Treatment of Company Options and Restricted Shares) and 2.3(f) (Dissenting Shares) (in the case of payments under Section 2.3(f) (Dissenting Shares), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Sections 2.1(b) (Merger Consideration), 2.1(e) (Treatment of Company Options and Restricted Shares) and 2.3(f) (Dissenting Shares) (in the case of payments under Section 2.3(f) (Dissenting Shares), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration).

Section 2.8 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to the Shares formerly represented thereby pursuant to this Agreement.

Section 2.9 Withholding Rights. Each of the Surviving Corporation, Parent, the Exchange Agent and the Depositary, without double counting, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provisions of applicable Tax Law. To the extent that amounts are so deducted, withheld and paid over to the appropriate Governmental Entity by the Surviving Corporation, Parent, Exchange Agent or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Options in respect to which such deduction and withholding was made by Surviving Corporation, Parent, the Exchange Agent or the Depositary, as the case may be.

Section 2.10 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 2.11 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Reports (as defined in Section 3.4(a)), other than disclosures in such Company SEC Reports contained in the "Risk Factors" and "Forward-Looking Statements" sections thereof or any other disclosure in the Company SEC Reports which are cautionary, predictive or forward-looking in nature, (b) as may be disclosed in the corresponding sections or subsections of the disclosure schedule delivered to Parent by the Company on the date hereof (the "Company Disclosure Schedule") (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), or (c) for any matters with respect to which Dr. Jing Lou or Mr. Bo Tan has actual knowledge, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Qualification; Subsidiaries. (a) Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of its respective jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and proposed by the Company to be conducted. Each of the Company and its Subsidiaries is qualified or licensed to do business and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Schedule sets forth a list of (i) all Subsidiaries of the Company and (ii) the Company's interest in any Person which is not a Subsidiary, including any Person in which the Company has a non-controlling equity interest. Except as listed in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

(c) The Company has made available to Parent true, complete and correct copies of the memorandum and articles of association or other similar organizational documents, as currently in effect, of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation or default of any of the provisions of its memorandum and articles of association or other similar organizational documents in any material respect.

(d) For purposes of this Agreement, "Law" means any United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision, governmental guidelines or interpretations having the force of law, permits and orders of any Governmental Entity; "Subsidiary" of a Person means any entity in which such Person owns, directly or indirectly, at least a majority of capital stock, holds at least a majority of equity or similar interest, or controls, directly or indirectly, through contractual agreements and includes, where applicable, any subsidiary of such Person formed or acquired after the date hereof; for the avoidance of doubt, Subsidiaries of the Company shall include Liaoning Sunshine Bio-Pharmaceutical Company Limited and its Subsidiaries; and "Company Material Adverse Effect" means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, (1) has or would reasonably be expected to have a materially adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole or (2) prevents or would reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement in accordance with its terms; provided, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (i) changes affecting the economy or financial, credit or securities markets generally in the PRC or the United States; (ii) changes in U.S. generally accepted accounting principles ("GAAP") or any interpretation thereof after the date hereof; (iii) changes in applicable Laws (or any interpretation thereof) or directives or policies of a Governmental Entity of general applicability that are binding on the Company or any of its Subsidiaries; (iv) effects resulting from the consummation of the transactions contemplated hereby, or the public announcement of this Agreement or the identity of Parent and its Affiliates, including the initiation of litigation or other legal proceeding related to this Agreement or the transactions contemplated hereby, or any losses of customers or employees; (v) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, or similar events; (vi) changes in the market price or trading volume of Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (vi) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (vii) actions or omissions of the Company or any of its Subsidiaries taken (x) that are required by this Agreement, (y) with the consent of Parent, Merger Sub or Dr. Jing Lou, or (z) at the request of Parent, Merger Sub or Dr. Jing Lou; (viii) any breach of this Agreement by Parent or Merger Sub; (ix) effects affecting the industry in which the Company and its Subsidiaries operate; (x) changes in general business, economic or political conditions; (xi) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); or (xii) any change or prospective change in the Company's credit ratings; provided, that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (v), (ix) and (x) above may be taken into account in determining whether a "Company Material Adverse Effect" has occurred or would reasonably be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries conduct their business (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Company Material Adverse Effect has occurred or would be reasonably expected to occur).

Section 3.2 Capitalization of the Company and Its Subsidiaries. (a) The authorized share capital of the Company consists of 500,000,000 Shares. As of the date of this Agreement, (i) 156,179,441 Shares were issued and outstanding (including Shares represented by ADSs) and (ii) 343,820,559 Shares are reserved for issuance upon exercise of the Company Options and for general corporate purposes. Section 3.2(a) of the Company Disclosure Schedule sets forth the aggregate number of Company Options held by all the holders of Company Options as of the date of this Agreement and the applicable exercise prices. All the outstanding Shares are, and the Shares issuable upon the exercise of outstanding Company Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in Section 3.2(a) of the Company Disclosure Schedule and except for the transactions contemplated hereby, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company or any of its Subsidiaries relating to the share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest in the Company or any of its Subsidiaries, or any securities convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries. No securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries. As of the date of this Agreement and other than the ADSs and the Deposit Agreement, the Company has not issued or had outstanding any bonds, debentures, notes or other obligations, which entitles the holders to the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

(b) All of the outstanding share capital of the Company's wholly owned Subsidiaries has been duly authorized, validly issued, and is fully paid and non-assessable and owned by the Company, directly or indirectly, free and clear of any Liens, and there are no irrevocable proxies with respect to such share capital. The outstanding share capital of the Company's Subsidiaries that are not wholly owned Subsidiaries has been duly authorized, validly issued, and is fully paid and non-assessable and owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). For purposes of this Agreement, "Lien" means any security interest, pledge, hypothecation, mortgage, lien, charge, encumbrance, servient easement, adverse claim, reversion, reverter or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; and "Permitted Liens" means: (i) Liens for Taxes, assessments and charges or levies by Governmental Entities not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics', carriers', workmen's, repairmen's, materialmen's or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings; (iii) non-exclusive licenses between the Company and its Subsidiaries or otherwise granted to third parties in the ordinary course of business by the Company or its Subsidiaries; (iv) Liens imposed by applicable Laws; (v) pledges or deposits to secure obligations under workers' compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens securing indebtedness or liabilities that (x) are reflected in the Company SEC Reports filed or furnished prior to the date hereof or (y) securing indebtedness or liabilities that have otherwise been disclosed to Parent; and (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each Company Option was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the Company Option Plans.

(d) Each Company RS or Company RSU was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the Company Option Plans.

Section 3.3 Authority Relative to This Agreement. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to consummate the transactions contemplated hereby. The Company Board, acting upon the recommendation of the Independent Committee, has duly and validly authorized the execution, delivery and performance of this Agreement and approved the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by the Company Board for the consummation of the transactions contemplated hereby, including the Merger, and has (i) by resolution approved, and declared advisable, the Merger, this Agreement and the other transactions contemplated hereby; (ii) determined that such transactions are advisable and fair to, and in the best interests of, the Company and its shareholders; and (iii) resolved to recommend that the shareholders of the Company approve this Agreement. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the Company Shareholder Approval). This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

(b) The only vote of the holders of any class or series of share capital of the Company necessary to approve this Agreement and the transactions contemplated hereby (including the Merger) is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting (the "Company Shareholder Approval"). No other vote of the shareholders of the Company is required by Law, the memorandum and articles of association of the Company or otherwise in order for the Company to approve this Agreement or to consummate the transactions contemplated hereby (including the Merger).

Section 3.4 SEC Reports; Financial Statements. (a) The Company has timely filed or furnished, as applicable, all required forms, reports and documents (including, without limitation, any financial statements, exhibits or schedules included or incorporated by reference therein) with the United States Securities and Exchange Commission (the "SEC") since January 1, 2011 (the forms, reports and other documents filed since January 1, 2011 and those filed subsequent to the date hereof, including any amendments thereto and any financial statements, exhibits or schedules included or incorporated by reference therein, collectively, the "Company SEC Reports"). The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports and documents were filed, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC.

(b) The Company maintains internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements.

(c) The audited and unaudited consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the results of operations, changes in shareholders' equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that have not been, and will not be, material in amount), in each case in accordance with GAAP (except as specifically indicated in the notes thereto), the published rules and regulations of the SEC and the rules and standards of the Public Company Accounting Oversight Board.

(d) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company or its Subsidiaries required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer, or other persons performing similar functions, of the Company by others within those entities. Neither the Company nor, to the Company's Knowledge, the Company's independent registered public accounting firm, has identified or been made aware of "significant deficiencies" or "material weaknesses" (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company's internal controls and procedures which could reasonably adversely affect the Company's ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company's Knowledge, there is no fraud, whether or not material, that involve the Company's management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(e) The Proxy Statement and the Schedule 13E-3 shall not, on the date the Proxy Statement is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.5 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities or obligations (i) that would not have, individually or in the aggregate, a Company Material Adverse Effect, (ii) reflected or reserved against in the consolidated balance sheets of the Company and its consolidated Subsidiaries included in the Company SEC Reports, (iii) incurred after December 31, 2011 (the "Audit Date") in the ordinary course of business consistent with past practice, or (iv) incurred in connection with the transactions contemplated hereby.

Section 3.6 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related hereto, since the Audit Date, the Company and its Subsidiaries have conducted their respective business in all material respects in the ordinary and usual course consistent with past practice and there has not been: (a) any event, occurrence or development which has had, individually or in the aggregate, a Company Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any Shares of the Company or share capital of any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company); (c) any redemption, repurchase or other acquisition of any capital stock of the Company or any of its Subsidiaries; or (d) any material increase in the compensation or benefits payable or to become payable to the officers or employees of the Company or any of its Subsidiaries (except for increases for employees in the ordinary course of business and consistent with past practice and except to the extent required by applicable Laws).

Section 3.7 Consents and Approvals; No Violations; Secured Creditors. (a)Except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, joining of the Company in the filing of the Exchange Act Rule 13E-3 transaction statement on Schedule 13E-3 (including any exhibit thereto and document incorporated by reference therein, the "Schedule 13E-3") which includes, as an exhibit thereto, the proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (as amended or supplemented from time to time, the "Proxy Statement"), and the filing or furnishing of one or more amendments to the Schedule 13E-3, (ii) compliance with the rules and regulations of The NASDAQ Global Market ("NASDAQ") and (iii) the filing of the Cayman Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have, individually or in the aggregate, a Company Material Adverse Effect. The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby will not, (i) conflict with or violate the memorandum and articles of association or similar governing documents of the Company or any of its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien (other than Permitted Liens)) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument (each, a "Contract") or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected, or (iii) (assuming receipt of the Company Shareholder Approval and all filings and obligations described in Section 3.7(a) have been made or satisfied) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such violations, breaches or defaults or other occurrences which would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company does not have any secured creditors.

Section 3.8 Real Property. (a) Section 3.8(a) of the Company Disclosure Schedule sets forth all of the real property owned by the Company or its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (the "Owned Real Property"). Except as disclosed in Section 3.8(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has good and marketable title, or has been validly granted long term land use rights and building ownership rights, as applicable, to each parcel of Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b) The Company has made available to Parent copies of all leases, subleases and other agreements (collectively, the "Real Property Leases") under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, or otherwise has good and valid leasehold interest in, now or in the future, in each case, free and clear of all Liens (except for Permitted Liens), any real property that is material to the business of the Company and its Subsidiaries taken as a whole (the "Leased Real Property") (and all modifications, amendments and supplements thereto). Except as disclosed in Section 3.8(b) of the Company Disclosure Schedule, the Real Property Leases constitute valid and legally binding obligations of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and are in full force and effect, in each case in all material respects. No termination event or condition or uncured default of a material nature on the part of the Company or any of its Subsidiaries or, to the Company's Knowledge, the landlord, exists under any Real Property Lease. For purposes of this Agreement, "Company's Knowledge" means the actual knowledge after due inquiry of the members of the Independent Committee.

(c) The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other material properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens (except for Permitted Liens).

Section 3.9 Intellectual Property. Except as disclosed in Section 3.9 of the Company Disclosure Schedule,

(a) the Company and its Subsidiaries have valid and enforceable rights in all material respects to use all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted that is material to the business of the Company and its Subsidiaries taken as a whole (the "Company Intellectual Property"), free and clear of all Liens (other than Permitted Liens); and, all of the registrations and applications in respect of the Company Intellectual Property owned by, and, to the Company's Knowledge, the Company Intellectual Property exclusively licensed to, the Company and its Subsidiaries necessary for the protection of such Company Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by any of the Company or its Subsidiaries to maintain their validity or effectiveness, in each case in all material respects;

(b) neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated, any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property; except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries infringes, dilutes or misappropriates any Intellectual Property rights of any Person; and, to the Company's Knowledge, no third party is currently materially infringing, diluting or misappropriating Company Intellectual Property owned by the Company or any Subsidiary of the Company;

(c) there are no pending or, to the Company's Knowledge, threatened Proceedings by any Person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property;

(d) to the Company's Knowledge, no Company Intellectual Property owned or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Company Intellectual Property; and

(e) the Company and its Subsidiaries have taken commercially reasonable measures to maintain, preserve and protect in all material respects the confidentiality of Trade Secrets that are material to the business of the Company and its Subsidiaries taken as a whole and, to the Company's Knowledge, such Trade Secrets have not been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of Law.

For purposes of this Agreement, "Intellectual Property" means all (a) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs; (b) trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto; (d) confidential and proprietary information, including trade secrets, know-how and invention rights (collectively, "Trade Secrets"); (e) rights of privacy and publicity; (f) registrations, applications, renewals and extensions for any of the foregoing in clauses (a)-(e); and (g) any and all other proprietary rights.

Section 3.10 Legal Proceedings. There is no suit, claim, action, proceeding, audit or investigation ("Proceeding") pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets before any Governmental Entity which (a) has or would have, individually or in the aggregate, a Company Material Adverse Effect or (b) as of the date of this Agreement, questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated hereby. None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing Order of any Governmental Entity, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, an "Order" means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Entity.

Section 3.11 Company Permits; Compliance with Laws. (a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the business of each of the Company and its Subsidiaries is conducted in compliance with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound (including the Foreign Corrupt Practices Act of 1977, as amended, the PRC Law on Anti-Unfair Competition issued on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable), (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates and approvals of all Governmental Entities necessary for each of them to own, lease, operate and use its properties and assets or to carry on their respective business as it is now being conducted (the "Company Permits"), (iv) each of the Company and its Subsidiaries is in compliance with the terms of such Company Permits, and (v) no such Company Permit will cease to be effective as a result of the transactions contemplated hereby.

(b) Except as would have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the Company's Knowledge, any of their respective directors, officers or employees or any agent, or any other person acting for or on behalf of the Company or any of its Subsidiaries (each, a "Company Affiliate") has (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Laws or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Entity (including any political party or official thereof), or to any candidate for political office (each, a "Government Official") for the purpose of (1) improperly influencing any act or decision of such Government Official in his official capacity, (2) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company, any of its Subsidiaries or any Company Affiliate in obtaining or retaining business for or with, or in directing business to, any Person. No material investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or threatened in writing, nor has any Governmental Entity indicated in writing an intention to conduct the same.

(c) None of the Company, any of its Subsidiaries or, to the Company's Knowledge, any of their respective directors, officers, employees, agents, or any other Person acting for or on behalf of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

Section 3.12 Employee Benefit Plans. (a) All material benefit and compensation plans, agreements, or arrangements, including, without limitation, plans and agreements to provide severance or fringe benefits (the "Company Benefit Plans"), covering any current or former officers, employees, consultants and directors of the Company and each of its wholly-owned Subsidiaries (each, a "Service Provider") are listed in Section 3.12(a) of the Company Disclosure Schedule. Except as disclosed in Section 3.12(a) of the Company Disclosure Schedule: (i) neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Company Benefit Plan or modify or change in any material respect any existing Company Benefit Plan; and (ii) since the Audit Date, there has been no material change, amendment, modification to, or adoption of, any Company Benefit Plan.

(b) Except as specifically provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (x) result in any payment becoming due to any current or former Service Provider under any of the Company Benefit Plans or otherwise; (y) increase any benefits otherwise payable under any of the Company Benefit Plans; or (z) result in any acceleration of the time of payment or vesting of any such benefits.

(c) Except, in the case of clauses (i) – (iv) below, as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no outstanding Order against the Company Benefit Plans, (ii) each document prepared in connection with a Company Benefit Plan complies with applicable Laws, (iii) each Company Benefit Plan has been operated in accordance with its terms, applicable Laws, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, (iv) to the Company's Knowledge, no circumstance, fact or event exists that could result in any default under or violation of any Company Benefit Plan, and (v) no material Proceeding is pending or, to the Company's Knowledge, threatened with respect to any Company Benefit Plan.

(d) The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any option to purchase Shares, any Company RS or any Company RSU to any employees, consultants, officers or directors of the Company after the date hereof.

Section 3.13 Labor Matters. (a) There are no collective bargaining agreements which pertain to employees of the Company or any of its Subsidiaries.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof: (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to employment, termination, wages, hours, social security, collective bargaining, payment and withholding of Taxes, in each case, with respect to each of their current and former employees, (ii) neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits for employees, other than reflected or reserved against in the applicable financial statements, (iii) there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any person, and (iv) there are no material controversies with any directors of the Company or any of its Subsidiaries or with any of their respective current or former employees of the Company or any of its Subsidiaries.

Section 3.14 Environmental Matters.

Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws; and, the Company and each of its Subsidiaries have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the "Environmental Permits"), and all such Environmental Permits are in full force and effect;

(b) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law;

(c) neither the Company nor any of its Subsidiaries is subject to any Order by, or agreement with, any Governmental Entity or agreement with any third party concerning liability under any Environmental Law; and

(d) to the Company's Knowledge, neither the Company nor any of its Subsidiaries owns or operates any real property contaminated with any substance that is subject to any Environmental Laws or is liable for any off-site disposal or contamination pursuant to any Environmental Laws.

(e) For purposes of this Agreement, "Environmental Law" means any applicable PRC local, provincial or national Law relating to: (i) the protection of health, safety or the environment or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance. "Hazardous Substances" means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or by-product, asbestos containing material, polychlorinated biphenyls or radioactive materials.

(f) This Section 3.14 constitutes the only representations and warranties of the Company with respect to Environmental Law.

Section 3.15 Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate; and (ii) have paid all taxes that are shown as due on such filed Tax Returns and any Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. As of the date hereof, there are not pending or, to the Company's Knowledge, threatened Proceedings in respect of Taxes or Tax matters that would have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, a "Tax Return" means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 3.16 Material Contracts. (a) Except for (x) this Agreement, (y) Contracts filed as exhibits to the Company SEC Reports or (z) as set forth in Section 3.16 of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(i) any Contract that is required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii) any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement;

(iii) any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any Person or any Contract relating to the making of any such loan, advance or investment, of more than US$1,000,000 in any calendar year on its face;

(iv) any Contract involving indebtedness of the Company or any of its Subsidiaries of more than US$1,000,000;

(v) any Contract that contains restrictions with respect to (A) payment of dividends or other distributions with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) the issuance of a guaranty by the Company or any of its Subsidiaries;

(vi) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or material assets;

(vii) any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business or grants material exclusive rights to the counterparty thereto; or

(viii) any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act.

Each such Contract described above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Reports is referred to herein as a "Material Contract."

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company's Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company's or any of its Subsidiaries' action or inaction or, to the Company's Knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Material Contract, and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 3.17 Insurance Matters. Except as would have, individually or in the aggregate, a Company Material Adverse Effect,

(a) all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are of the type and in amounts customarily carried by Persons conducting business similar to the Company in the same industry in the PRC and are in full force and effect;

(b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost;

(c) neither the Company nor any of its Subsidiaries has received any notice in writing threatening the termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policy; and

(d) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

Section 3.18 Suppliers. The Company has not received, as of the date of this Agreement, any notice in writing from any supplier that is material to the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole (a "Material Supplier") that such Material Supplier intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of its Subsidiaries.

Section 3.19 Customers. The Company has not received, as of the date of this Agreement, any notice in writing from any customer that is material to the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole (a "Material Customer") that such Material Customer intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of its Subsidiaries.

Section 3.20 Takeover Statutes. The Company is not a party to any shareholder rights plan or "poison pill" agreement. No "business combination", "fair price", "moratorium", "control share acquisition" or other similar anti-takeover statute or regulation (save for the Cayman Companies Law or any similar anti-takeover provision in the Company's memorandum and articles of association) (each, a "Takeover Statute") is applicable to the Company, the Shares, the Merger or the other transactions contemplated hereby.

Section 3.21 Brokers. No broker, finder or investment banker (other than the IC Financial Advisor) is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated hereby based upon arrangements made by and on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the IC Financial Advisor pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby.

Section 3.22 Opinion of Financial Advisor. The Independent Committee has received an opinion of Jefferies International Limited (the "IC Financial Advisor") to the effect that, as of the date of such opinion and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Shares and the Per ADS Merger Consideration to be received by holders of ADSs (in each case other than Parent, Merger Sub, holders of Consortium Shares, and their respective Affiliates) is fair, from a financial point of view, to such holders, a copy of which opinion will be provided to Parent, solely for informational purposes, following receipt thereof by the Independent Committee. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 3.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III (Representations and Warranties of the Company), none of the Company, its Affiliates or their Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to the Company or its Subsidiaries or their business, assets or properties, or with respect to any other information provided to Parent, Merger Sub, their Affiliates or their Representatives in connection with the transactions contemplated hereby. None of the Company, its Affiliates or their Representatives will have or be subject to any liability or indemnification obligation to Parent, Merger Sub, their Affiliates or their Representatives resulting from the distribution, or making available, to such persons, or such persons' use of, any such information, including any documents, projections, forecasts or other materials made available to Parent or Merger Sub in connection with the transactions contemplated hereby. For purposes of this Agreement, "Representatives" of a Person includes its officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization; Standing. Each of Parent and Merger Sub is a corporation duly incorporated or otherwise organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or to have such power or authority, would not have, individually or in the aggregate, a Parent Material Adverse Effect. For purposes of this Agreement, "Parent Material Adverse Effect" means any circumstance, event, change, effect or development that prevents or materially impedes, interferes with, hinders or delays on a timely basis the consummation by Parent or Merger Sub of the transactions contemplated hereby, including the Merger.

Section 4.2 Certificate of Incorporation and Memorandum and Articles of Association. The certificate of incorporation and memorandum and articles of association of each of Parent and the Merger Sub, as previously provided to the Company, are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or memorandum and articles of association in any material respect.

Section 4.3 Capitalization. (a) The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value US$1.00 per share. As of the date of this Agreement, one ordinary share of Parent was issued and outstanding, all of which is duly authorized, validly issued, fully paid and non-assessable and all of which is owned by Century Sunshine Limited, free and clear of all Liens. Except for any arrangements in connection with the Financing, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, or other equity interests in, Parent or Merger Sub.

(b) The authorized share capital of Merger Sub is US$50,000 divided into 50,000 ordinary shares, par value US$ US$1.00 per share, one of which is duly authorized, validly issued, fully paid and non-assessable and all of which is owned by Parent, free and clear of all Liens except for any arrangements in connection with the Financing.

Section 4.4 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, including the approval of the board of directors of Parent, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.5 Consents and Approvals; No Violations; Secured Creditors. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not (i) conflict with or violate the memorandum and articles of association or similar governing documents of Parent or Merger Sub, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien (other than Permitted Liens)) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound or affected, or (iii) (assuming all filings and obligations described in Section 4.5(b) have been made or satisfied) violate any Law applicable to Parent or Merger Sub or by which any of their respective properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such violations, breaches or defaults or other occurrences which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, joining of Parent and Merger Sub in the filing of the Schedule 13E-3 and the filing or furnishing of one or more amendments to the Schedule 13E-3, (ii) compliance with the rules and regulations of NASDAQ and (iii) the filing of the Cayman Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except for any creditors in connection with the Financing, Merger Sub does not have any secured creditors.

Section 4.6 Operation and Ownership of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any business activities or conducted any operations, other than pursuant to this Agreement. Parent owns, beneficially and of record, all of the outstanding shares of Merger Sub, free and clean of all Liens other than any Liens granted in connection with the Financing. Merger Sub does not have any Subsidiaries.

Section 4.7 Ownership of Securities. (a) Other than as a result of this Agreement and the Rollover Agreement, the Consortium Shares, and Shares, Company RSs and Company RSUs beneficially owned by the Consortium to be cashed out, none of Parent, Merger Sub or any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest in, the Company or its Subsidiaries or any options, warrants or other rights to acquire Shares or other securities of the Company or its Subsidiaries.

(b) None of Parent, Merger Sub or any of their Affiliates has entered into any plan, or is under any outstanding contractual obligation, to purchase or acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries, other than pursuant to this Agreement.

Section 4.8 Legal Proceedings. There is no Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened in writing against Parent, Merger Sub or any of their respective Affiliates that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 Financing. (a) Subject to the availability of the Required Available Cash Amount, Parent and Merger Sub have or will have, available as of the Effective Time, sufficient funds to consummate the Merger and the other transactions contemplated hereby and to pay all related fees and expenses.

(b) Parent has delivered to the Company true, complete and correct copies of (i) an executed facility agreement, dated as of the date hereof (the "Debt Financing Document"), between, among others, Parent, as borrower, China CITIC Bank International Limited, as one of the lenders, lead arranger, facility agent and security agent, and each lender from time to time party thereto (together with China CITIC Bank International Limited, the "Lenders"), regarding the amounts set forth therein for purposes of financing the Merger and the other transactions contemplated by this Agreement and related fees and expenses (the "Debt Financing"), and (ii) an executed equity commitment letter from CPEChina Fund L.P., dated as of the date hereof (the "Equity Financing Document", and together with the Debt Financing Document, the "Financing Documents"), pursuant to which CPEChina Fund L.P. has agreed, subject to the terms and conditions thereof, to provide the convertible and exchangeable debt financing amounts set forth therein (the "Equity Financing", and together with the Debt Financing, the "Financing"), and (iii) the executed Rollover Agreement dated as of the date hereof, pursuant to which the holders of the Consortium Shares agreed to cancel, subject to the terms and conditions therein, the number of Consortium Shares set forth therein and subscribe for newly issued shares of Century Sunshine Limited.

(c) The Equity Financing Document provides that (i) it may be enforced by the Company in accordance with Section 9.8 (Specific Performance) of this Agreement and (ii) the Company is a third party beneficiary thereto for such purpose.

(d) Each of the Financing Documents and the Rollover Agreement is in full force and effect and is a legal, valid and binding obligation of Parent, Merger Sub, holders of the Consortium Shares, Century Sunshine Limited, and, to Parent's Knowledge, each of the other parties thereto, subject to the Bankruptcy and Equity Exception. None of the Financing Documents or the Rollover Agreement has been or will be amended or modified, no such amendment or modification is contemplated and the respective commitments contained in the Financing Documents and the Rollover Agreement have not been withdrawn, terminated, or rescinded in any respect and no such withdrawal, termination or rescission is contemplated except as permitted under Section 6.14 (Financing). For purposes of this Agreement, "Parent's Knowledge" means the knowledge after due inquiry of any officer or director of Parent.

(e) No event has occurred which, with or without due notice or lapse of time or both, would or would reasonably be expected to constitute a default or breach under any of the Financing Documents or the Rollover Agreement. Neither Parent nor Merger Sub has any reason to believe that any condition of Closing in any Financing Document or the Rollover Agreement will not be satisfied on a timely basis or that the Financing will not be available to Parent or Merger Sub on or prior to the Closing Date. There are no conditions precedent related to the funding of the full amount of the Financing other than as expressly set forth in the Financing Documents and the Rollover Agreement as in effect on the date hereof.

(f) There are no side letters or other agreements, contracts or arrangements (written or oral) relating to the funding of the full amount of the Financing other than as expressly set forth in the Financing Documents. Parent has fully paid any and all commitment fees or other fees in connection with the Financing that are payable on or prior to the date hereof.

Section 4.10 Solvency. Assuming (a) satisfaction of the conditions to Parent's obligation to consummate the Merger, and after giving effect to the transactions contemplated hereby, including the payment of the aggregate Merger Consideration, (b) the accuracy of the representations and warranties of the Company set forth in Article III (Representations and Warranties of the Company), (c) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable, (d) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and (e) payment of all related fees and expenses, the Surviving Corporation will be solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby, as such term is used under the Laws of the Cayman Islands.

Section 4.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.12 Certain Arrangements. Other than this Agreement, the Voting Agreement, and the Rollover Agreement, as of the date hereof, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company's management, directors or shareholders, on the other hand, that relate in any way to the transactions contemplated hereby; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration in connection with the transactions contemplated hereby or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.13 Non-Reliance on Company Estimates . The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

Section 4.14 Guarantees. Concurrently with the execution of this Agreement, each of the Guarantors has delivered to the Company a duly executed Guarantee. Each Guarantee is in full force and effect and is a legal, valid and binding obligation of the relevant Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without due notice or lapse of time or both, would constitute a default on the part of the Guarantor under his or its Guarantee.

Section 4.15 Brokers. No broker, finder or investment banker (other than Merrill Lynch (Asia Pacific) Limited) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by and on behalf of Parent or Merger Sub.

Section 4.16 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV (Representations and Warranties of Parent and Merger Sub), none of Parent, Merger Sub, their Affiliates or their Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to Parent or Merger Sub or their business, assets or properties, or with respect to any other information provided to the Company, its Affiliates or their Representatives in connection with the transactions contemplated hereby. None of Parent, Merger Sub, their Affiliates or their Representatives will have or be subject to any liability or indemnification obligation to the Company, its Affiliates or their Representatives resulting from the distribution, or making available, to such persons, or such persons' use of, any such information, including any documents, projections, forecasts or other materials made available to the Company, its Affiliates or their Representatives in connection with the transactions contemplated hereby.

ARTICLE V

COVENANTS RELATED TO CONDUCT OF BUSINESS

Section 5.1 Conduct of Business of the Company. Except (i) as required by applicable Law, (ii) as expressly contemplated or permitted by this Agreement, (iii) as set forth in Section 5.1 of the Company Disclosure Schedule, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), during the period from the date hereof to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, seek to keep available the service of its current officers and employees and seek to preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing business shall be unimpaired at the Effective Time, in all cases above in all material respects. Without limiting the generality of the foregoing, except (i) as required by applicable Law, (ii) as expressly contemplated or permitted by this Agreement, or (iii) as set forth in Section 5.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed),

(a) amend its memorandum and articles of association or other similar governing documents;

(b) authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance of Shares as required to be issued upon exercise or settlement of Company Options outstanding on the date of this Agreement;

(c) (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital; (iii) enter into any agreement with respect to the voting of its share capital, (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to stockholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its Subsidiaries, except (A) the withholding of Company's securities to satisfy Tax obligations with respect to Company Options or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options;

(d) adopt a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(e) alter through merger, liquidation, reorganization or restructuring, in any material way, the corporate structure or ownership of any of its Subsidiaries;

(f) declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends paid by any of the Company's direct or indirect Subsidiaries to the Company or any of its other Subsidiaries;

(g) (i) incur, modify or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary and usual course of business consistent with past practice and in amounts not material to the Company and its Subsidiaries taken as a whole; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except in the ordinary and usual course of business consistent with past practice and in amounts not material to the Company and its wholly owned Subsidiaries taken as a whole and except for guarantees of obligations of wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person in excess of US$1,000,000 in the aggregate (other than to wholly owned Subsidiaries of the Company); or (iv) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any Lien thereupon other than Permitted Liens;

(h) except as required pursuant to existing plans or carried out in the ordinary course of business consistent with past practice or as specifically provided in this Agreement, enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or (except as required under agreements existing on the date hereof) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units);

(i) acquire, sell, lease or dispose of any asset outside the ordinary and usual course of business consistent with past practice which, in the aggregate, exceeds US$1,000,000;

(j) authorize any new capital expenditure or expenditures that are not budgeted in the Company's current plan approved by the Company Board that was made available to Parent which, in the aggregate, is in excess of US$1,000,000, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

(k) make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(l) make, change or revoke any material Tax election, amend any Tax Return (except as required by applicable Law) other than ministerial or other immaterial changes, enter into any material closing agreement with respect to Taxes, settle or compromise any material Tax liability, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, or materially change (or make a request to any taxing authority to materially change) any aspect of its method of accounting for Tax purposes;

(m) settle any Proceeding, other than settlements (A) in the ordinary course of business and consistent with past practice, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding (x) US$250,000, for any individual Proceeding and (y) US$1,000,000 in the aggregate, and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(n) waive any material benefits of, or agree to materially modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(o) (i) cancel, materially modify, terminate or grant a waiver of any material rights under any Material Contract (except for any modification or amendment that is beneficial to the Company), (ii) enter into a new Contract that (A) would be a Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby, or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Material Contract or new Contract;

(p) pay, discharge or satisfy any material claims, liabilities or obligations in excess of US$1,000,000, other than the payment, discharge or satisfaction in the ordinary and usual course of business consistent with past practice of liabilities reflected or reserved against the Company's consolidated balance sheet as of December 31, 2011 (or the notes thereto) as included in the Company SEC Reports, or incurred subsequent to such date in the ordinary and usual course of business consistent with past practice;

(q) enter into any new line of business, other than in the ordinary course of business if such new line of business is related to, and a reasonable expansion of, the Company's or its Subsidiaries' businesses that are conducted as of the date of this Agreement;

(r) grant any Lien in any of its or any of the Subsidiaries' assets (except Permitted Liens);

(s) create any new Subsidiary;

(t) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(u) agree, authorize, commit, or enter into any formal agreement to do any of the foregoing.

Section 5.2 Operation of Parent's and Merger Sub's Business. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action or fail to take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

Section 5.3 No Control of Other Party's Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control the Company's or its Subsidiaries' operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent's or Merger Sub's operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of the Proxy Statement and Schedule 13E-3.(a) As promptly as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be filed with the SEC as an exhibit to the Schedule 13E-3. Each of Parent and Merger Sub shall promptly furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3 and cooperate with the Company in the preparation and filing of the Schedule 13E-3. The Company shall not make any filing of, or amendment or supplement to, the Schedule 13E-3 without providing Parent a reasonable opportunity to review and comment thereon. Each of Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each Party agrees to notify the other Parties of any comments (and to provide the other Parties and their respective counsel with copies of any written comments) that such Party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. If at any time prior to the Effective Time, the Company, Parent or Merger Sub discovers any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers which should be set forth in an amendment or supplement to the Schedule 13E-3, so that the Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(b) As promptly as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall mail the Proxy Statement and all other proxy materials to the shareholders of the Company and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

Section 6.2 Company Shareholders Meeting.(a)As promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 (including the Proxy Statement filed therewith as an exhibit), the Company shall take, in accordance with applicable Laws and its memorandum and articles of association, all action necessary to call, give notice of, and convene an extraordinary general meeting of its shareholders (the "Company Shareholders Meeting"); provided, that the Company may postpone or adjourn the Company Shareholders Meeting, (i) with the consent of Parent, (ii) if at the time the Company Shareholders Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders Meeting, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company's shareholders prior to the Company Shareholders Meeting. For the avoidance of doubt, in the event that subsequent to the date hereof, the Company Board makes a Change of Recommendation and/or authorizes the Company to terminate this Agreement pursuant to Section 6.4(d), the Company shall not be required to convene the Company Shareholders Meeting and submit this Agreement to the holders of the Shares for approval.

(b) The Company shall establish a record date for purposes of determining shareholders entitled to notice of and vote at the Company Shareholders Meeting.

(c) Subject to Section 6.4 (No Solicitation of Transactions), the Company Board shall make the Company Board Recommendation and shall use its reasonable best efforts in accordance with applicable Laws and the memorandum and articles of association of the Company, to obtain the Company Shareholder Approval.

Section 6.3 Access to Information. (a) From the date hereof until the Effective Time and subject to applicable Law and the terms of any Contract to which the Company or any of its Subsidiaries is subject, upon reasonable advance notice from Parent, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent's Representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (iii) instruct its Representatives to reasonably cooperate with Parent and its Representatives in its investigation; provided, that no investigation pursuant to this Section 6.3(a) shall affect or be deemed to modify any of the representations or warranties made by the Company; provided, further, that the Company shall not be required to (A) take or allow actions that would unreasonably interfere with the operation of the business of the Company and its Subsidiaries, or (B) provide access to or furnish any information if doing so would violate any applicable Laws or where such access to information may involve the waiver of any privilege.

(b) Parent's and Merger Sub's Confidentiality Obligation. Each of Parent and Merger Sub will hold and will cause its Representatives to hold in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated hereby pursuant to the terms of that certain confidentiality agreement entered into between the Company and CPEChina Fund, L.P. dated October 8, 2012 as if it were a party thereto (the "Confidentiality Agreement").

Section 6.4 No Solicitation of Transactions. (a) The Company will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any Representative of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to the Company or any of its Subsidiaries to facilitate, any Acquisition Proposal, or (iii) enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal. Immediately after the execution and delivery of this Agreement, the Company will, and will cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal. For purposes of this Agreement, an "Acquisition Proposal" means any inquiry, proposal or offer by any Person regarding any of the following (other than the transactions contemplated hereby): (i) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole); (ii) any sale, lease, license, exchange, transfer, other disposition, or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or business of the Company and its Subsidiaries that constitute or represent 20% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) beneficially owning 20% or more of any class of equity securities of the Company.

(b) Notwithstanding anything in Section 6.4(a) to the contrary, after the date hereof and prior to the time the Company Shareholder Approval is obtained, but not after, if the Company receives an unsolicited bona fide Acquisition Proposal from any Person that did not result from a breach by the Company of this Section 6.4 (No Solicitation of Transactions) and that has not been withdrawn, (i) the Company and its Representatives may contact such Person to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (ii) if the Company Board has determined, in its good faith judgment, upon the recommendation of the Independent Committee (after consultation with its financial advisor and independent legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company and its Representatives may (x) furnish information (including non-public information) with respect to the Company to the Person who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal; provided, that the Company shall (1) notify Parent of any Acquisition Proposal (including, without limitation, all material terms and conditions thereof and the identity of the Person making it) promptly (but in no case later than 48 hours) after its receipt thereof, and shall provide Parent with a copy of any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Parent on a reasonably current basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, (2) obtain from such Person an executed confidentiality agreement (a copy of which shall be promptly delivered to Parent following its execution) containing terms at least as restrictive with respect to such Person in all material respects as the terms contained in the Confidentiality Agreement are with respect to Parent, and (3) promptly give Parent a copy of any information delivered to such Person that was not previously provided to Parent. For purposes of this Agreement, a "Superior Proposal" means a bona fide Acquisition Proposal that the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (after consultation with its financial advisor and independent legal counsel), to be (i) more favorable, from a financial point of view, to the Company and the Company's shareholders (other than holders of the Consortium Shares) than the transactions contemplated hereby (including any revisions to the terms of this Agreement made or proposed in writing by Parent pursuant to Section 6.4(d) prior to the time of determination), and (ii) reasonably likely to be consummated, after taking into consideration all legal, financial and regulatory aspects of the Acquisition Proposal and the identity of the Person making such Acquisition Proposal, provided, that for purposes of the definition of "Superior Proposal", each reference to "20%" in the definition of "Acquisition Proposal" shall be replaced with "50%".

(c) Except as expressly permitted by this Section 6.4 (No Solicitation of Transactions), neither the Company Board nor the Independent Committee shall (i) fail to recommend that shareholders of the Company vote in favor of this Agreement and the Merger (the "Company Board Recommendation") or fail to include the Company Board Recommendation in the Proxy Statement, (ii) withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation (any action described in this clause (ii), a "Change of Recommendation") or (iii) (A) adopt, approve or recommend, or propose to adopt, approve or recommend, to the shareholders of the Company any Acquisition Proposal (any action described in this clause (iii)(A), a "Company Adverse Recommendation Change"), or (B) authorize, cause or permit the Company or any Subsidiary of the Company to enter into any (x) letter of intent, agreement or agreement in principle with respect to any Acquisition Proposal or (y) definitive acquisition agreement, merger agreement or similar definitive agreement relating to any Acquisition Proposal (any agreement referred to in this clause (y), an "Alternative Acquisition Agreement").

(d) Notwithstanding anything in this Section 6.4 (No Solicitation of Transactions) to the contrary, prior to the time the Company Shareholder Approval is obtained, but not after, if the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (upon advice by independent legal counsel), that failure to make a Company Adverse Recommendation Change, terminate this Agreement pursuant to Section 8.3(c) and enter into an Alternative Acquisition Agreement would be inconsistent with its fiduciary duties under applicable Law, the Company Board may effect a Company Adverse Recommendation Change and authorize the Company to terminate this Agreement pursuant to Section 8.3(c) and enter into an Alternative Acquisition Agreement; provided, that (i) any such action is in response to the receipt of an Acquisition Proposal that the Company Board has determined, in its good faith judgment upon the recommendation of the Independent Committee (after consultation with its financial advisor and independent legal counsel), is a Superior Proposal and the Company shall not have violated in any material respect the requirements of this Section 6.4 (No Solicitation of Transactions) with respect to such Acquisition Proposal; (ii) the Company has (A) provided at least five (5) Business Days' (the "Negotiation Period") prior written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal (which notice shall include the identity of the third party making the Superior Proposal and a description of the material terms and conditions of such Superior Proposal and of any financing materials related thereto) and indicating that the Company Board intends to effect a Company Adverse Recommendation Change and authorize the Company to terminate this Agreement pursuant to Section 8.3(c) and enter into an Alternative Acquisition Agreement, and (B) during the Negotiation Period, the Company has negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Documents, so that such Acquisition Proposal would cease to constitute a Superior Proposal; (iii) following the end of the Negotiation Period, the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (after consultation with its financial advisor and independent legal counsel), that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal; provided, that any material modifications to such Acquisition Proposal determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.4(d) .

(e) Notwithstanding anything in this Section 6.4 (No Solicitation of Transactions) to the contrary, prior to the time the Company Shareholder Approval is obtained, but not after, if the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (upon advice by independent legal counsel), other than in response to or in connection with an Acquisition Proposal, that failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Company Board may effect a Change of Recommendation; provided, that the Company has (i) (A) provided Parent at least five (5) Business Days' prior written notice indicating that the Company Board intends to effect a Change of Recommendation and terminate this Agreement, which notice shall specify the basis for such Change of Recommendation, and (B) negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Documents in such a manner that would obviate the need for taking such action; and (ii) following the end of such five (5) Business Day period, the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (after consultation with its financial advisor and independent legal counsel), that such adjustments proposed by Parent pursuant to the foregoing clause (i)(B) would not obviate the need for a Change of Recommendation and/or termination of this Agreement.

(f) Nothing contained in this Section 6.4 (No Solicitation of Transactions) shall be deemed to prohibit the Company from complying with its disclosure obligations under federal or state Laws of the United States of America, or other applicable Laws, with regard to an Acquisition Proposal; provided, that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Section 6.4 (No Solicitation of Transactions); provided, further, that if such disclosure includes a Change of Recommendation or Company Adverse Recommendation Change, Parent shall have the right to terminate this Agreement as set forth in Section 8.4(b) (it being understood that a statement by the Company that describes the Company's receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any "stop, look or listen" communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act, shall not constitute a Change of Recommendation or Company Adverse Recommendation Change).

Section 6.5 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each Party shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Entity with jurisdiction over enforcement of any applicable Laws with respect to the transactions contemplated hereby, and coordinate and cooperate fully with the other Parties in exchanging such information and providing such assistance as the other Parties may reasonably request in connection therewith (including, without limitation, (x) notifying the other Parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Entity in connection with such filings or submissions, (y) permitting the other Parties to review in advance, and consulting with the other Parties on, any proposed filing, submission or communication (whether verbal or written) by such Party to any Governmental Entity, and (z) giving the other Parties the opportunity to attend and participate at any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated hereby, including, without limitation, employing such resources as are necessary to obtain the regulatory approvals. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, each Party shall cause its respective proper officers and directors to use their reasonable best efforts to take all such action.

(b) Each Party shall, upon request by any other Party, furnish such other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the transactions contemplated hereby.

(c) Each Party agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Proceeding, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated hereby, including by vigorously pursuing all available avenues of administrative and judicial appeal.

Section 6.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, and subject to the provisions of Section 6.4 (No Solicitation of Transactions), each of Parent and the Company will consult with one another before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to the transactions contemplated hereby, including, without limitation, the Merger, and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, applicable fiduciary duties or by any applicable listing agreement with or rules of a national securities exchange or interdealer quotation service or by the request of any Governmental Entity, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 6.7 Indemnification; Directors' and Officers' Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or its Subsidiary (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties' service as a director or officer of the Company or its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated hereby and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. The Memorandum and Articles of Association of the Company and the governing documents of the Company's Subsidiaries will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company and its Subsidiaries as those contained in the memorandum and articles of association of the Company and the governing documents of its Subsidiaries as in effect on the date hereof, except to the extent prohibited by the applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Law.

(b) Parent or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual Proceeding relating to any acts or omissions covered under this Section 6.7 (Indemnification; Directors' and Officers' Insurance) unless there is a conflict of interest between Parent and the Surviving Corporation, on the one hand, and the Indemnified Party, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual Proceeding relating to the transactions contemplated hereby); provided, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Proceeding for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnified Parties shall cooperate in the defense of any Proceeding and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain the Company's and its Subsidiaries' existing policies of directors' and officers' liability insurance for the benefit of those persons who are covered by such policies at the Effective Time (or Parent may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to Parent not greater than 300 percent of the annual premium (such 300 percent threshold, the "Maximum Premium") for the current Company directors' and officers' liability insurance; provided, that if such insurance cannot be so maintained or obtained at such costs, Parent shall maintain or obtain as much of such insurance as can be so maintained or obtained at an annual premium amount not in excess of the Maximum Premium. The Company may prior to the Effective Time at its option purchase, for an amount not to exceed the aggregate Maximum Premium for six years, a six year "tail policy" on terms and conditions providing substantially equivalent benefits as the existing policies of directors' and officers' liability insurance maintained by the Company. If such prepaid "tail policy" has been obtained by the Company prior to the Closing, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.7(c) and Parent shall cause the Surviving Corporation to maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.7 (Indemnification; Directors' and Officers' Insurance).

(e) The provisions of this Section 6.7 (Indemnification; Directors' and Officers' Insurance) shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.7 (Indemnification; Directors' and Officers' Insurance).

(f) The agreements and covenants contained in this Section 6.7 (Indemnification; Directors' and Officers' Insurance) shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, nor shall it be construed to, release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective current or former officers and directors, it being understood and agreed that the indemnification provided for in this Section 6.7 (Indemnification; Directors' and Officers' Insurance) is not prior to or in substitution for any such claims under any such policies.

Section 6.8 Notification of Certain Matters. (a) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any Party to effect the transactions contemplated hereby not to be satisfied, (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any Party to effect the transactions contemplated hereby not to be satisfied, and (iii) the occurrence, or non-occurrence, of any event the occurrence or non-occurrence of which would cause any representation or warranty of such Party contained in this Agreement, which is qualified as to materiality, to be untrue or inaccurate, or any representation or warranty of such Party not so qualified, to be untrue or inaccurate in any material respect, at or prior to the Effective Time; provided that the delivery of any notice pursuant to this Section 6.8 (Notification of Certain Matters) shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

(b) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any written notice or other written communication from any Governmental Entity in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby and (ii) any Proceeding commenced or, to the Company's Knowledge or Parent' Knowledge, as the case may be, threatened in writing, relating to or involving or otherwise affecting it or any of its Subsidiaries and Affiliates which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article III (Representations and Warranties of the Company) or Article IV (Representations and Warranties of Parent and Merger Sub), as applicable, or which relates to the consummation of the transactions contemplated hereby.

Section 6.9 Fees and Expenses. Subject to Section 8.5 (Effect of Termination and Abandonment), whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the Party incurring such Expenses. For purposes of this Agreement, "Expenses" includes all out-of-pocket fees and expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers and other financial institutions, experts, financing sources and consultants to a Party and its Affiliates) incurred or accrued by a Party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement and the Schedule 13E-3 and the mailing of the Proxy Statement, the solicitation of Company Shareholder Approval, the filing of any required notices under applicable Law and all other matters related to the closing of the transactions contemplated hereby, provided, that Expenses incurred in connection with the printing and mailing of the Proxy Statement and Schedule 13E-3 and filing fees with respect to any Government Entities shall be shared equally by Parent and the Company.

Section 6.10 Delisting of Stock. Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary proper or advisable on its part under applicable Laws and rules and policies of NASDAQ or SEC to cause the Shares and the ADSs to be (a) delisted from NASDAQ as promptly as practicable after the Effective Time, and (b) deregistered under the Exchange Act as promptly as practicable after such delisting.

Section 6.11 Antitakeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated hereby, to take all action necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to lawfully eliminate or minimize the effects of such Takeover Statute on the Merger and the other transactions contemplated hereby.

Section 6.12 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, which shall include a waiver of any claims against the Company and its shareholders in respect of such resignation, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 6.13 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Proceedings commenced or, to the Company's Knowledge on the one hand and Parent's Knowledge on the other hand, threatened against such Party which relate to this Agreement and the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent's prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

Section 6.14 Financing. (a) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange the Financing in a timely manner, including using reasonable best efforts to (i) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Debt Financing Document, the Equity Financing Document and, if applicable, the Company Cash Backup Financing Documents, (ii) cause the Lenders to fund the Debt Financing and, if applicable, cause the financing sources under the Company Cash Backup Financing Documents to fund the Company Backup Financing, in each case, at or prior to the Closing, (iii) cause CPEChina Fund L.P to fund the Equity Financing at or prior to the Closing, and (iv) draw upon and consummate the Financing and, if applicable, the Company Cash Backup Financing, at or prior to the Closing.

(b) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Document, (x) Parent shall promptly so notify the Company, and (y) each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event (and in any event no later than ten (10) Business Days prior to the Termination Date), on terms and conditions not materially less favorable, in the aggregate, to the Company than those contained in the Debt Financing Document, in an amount sufficient to consummate the Merger and other transactions contemplated by this Agreement (the "Alternate Debt Financing"), and to enter into new definitive agreements with respect to such Alternate Debt Financing (the "New Debt Financing Documents"). For purposes of the foregoing, Parent and Merger Sub shall, upon the request of the Company, execute such New Debt Financing Documents or arrange for such Alternate Debt Financing; provided, that the terms and conditions thereof are not materially less favorable to the Company, in the aggregate, than those included in the Debt Financing Document that such New Debt Financing Documents are replacing. In the event any New Debt Financing Document is entered into, (A) any reference in this Agreement to the "Financing" or "Debt Financing" shall mean the debt financing contemplated by the Debt Financing Document as modified pursuant to clause (B) below and (B) any reference in this Agreement to the "Financing Document" or "Debt Financing Document" shall be deemed to include the Debt Financing Document that is not superseded by a New Debt Financing Document at the time in question and the New Debt Financing Document to the extent then in effect.

(c) Available Company Cash Financing.

(i) The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done (in each case, subject to applicable Law), all things necessary to ensure that, at the Closing, the aggregate amount of Available Company Cash shall equal or exceed the Required Available Cash Amount (the “Available Company Cash Financing”). The Parties shall use their reasonable best efforts to cooperate with each other with respect to the Available Company Cash Financing and shall keep each other reasonably informed on a reasonably current basis of the status of the Available Company Cash Financing. For purposes of this Agreement, “Available Company Cash” means cash of the Company in US dollars in a US dollar denominated bank account of the Company opened at a bank outside the PRC, net of issued but uncleared checks and drafts, available free of any Liens at the Closing for use by Parent and Merger Sub as a source of funds to pay the aggregate Merger Consideration and the fees and expenses payable by them in connection with the Merger and the other transactions contemplated by this Agreement, and "Required Available Cash Amount" means US$80,000,000.

(ii) If any portion of the Available Company Cash Financing becomes, or is reasonably expected to be, unavailable on a timely basis as contemplated by Section 6.14(c)(i), the Company shall so notify Parent and Parent shall, as promptly as practicable following the occurrence of such event (and in any event no later than 20 Business Days prior to the Termination Date), use its reasonable best efforts to arrange to obtain alternative financing from alternative sources, with no recourse to the Company, in an aggregate amount sufficient, when added to any funds that are available under the Available Company Cash Financing and the Financing Documents, to consummate the transactions contemplated hereby (the “Company Cash Backup Financing”), and to enter into definitive agreements with respect thereto (the “Company Cash Backup Financing Documents”). Each of Parent and Merger Sub shall keep the Company informed of all the material steps for arranging the Company Cash Backup Financing, if applicable, and provide to the Company copies of the Company Cash Backup Financing Documents. Neither Parent nor Merger Sub shall agree to or permit any amendments or modification to, or grant any waivers of, any condition or other provision under the Company Cash Backup Financing Documents without prior consent of the Company.

(d) Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Documents without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing (unless the Equity Financing or Debt Financing, as the case may be, is increased by an amount corresponding to such reduction) or (ii) impose new or additional conditions that would reasonably be expected to (A) have, individually or in the aggregate, a Parent Material Adverse Effect or (B) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Documents. Neither Parent nor Merger Sub shall release or consent to the termination of the obligations of any of the Lenders or CPEChina Fund L.P under the Financing Documents.

(e) Each of Parent and Merger Sub acknowledges and agrees that the obtaining or availability of the Financing or any Alternate Debt Financing shall not be a condition to the obligations of Parent and Merger Sub to consummate the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternate Debt Financing, subject to the applicable conditions set forth in Article VII (Conditions to Consummation of the Merger), the breach of which obligation will give rise to the remedies set forth in Article VIII (Termination; Amendment; Waiver) or Section 9.8 (Specific Performance), as applicable.

(f) Parent shall, prior to the Closing, (i) give the Company prompt notice of any breach or threatened breach by any party to the Financing Documents or Company Cash Backup Financing Documents, of which Parent or Merger Sub becomes aware, or any termination thereof, and (ii) otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent's and Merger Sub's efforts to arrange the Financing or any Alternate Debt Financing or Company Cash Backup Financing.

(g) Each of Parent and Merger Sub shall use its reasonable best efforts to consummate the transactions contemplated by the Rollover Agreement immediately prior to the Closing on the terms and conditions described in the Rollover Agreement and shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Rollover Agreement without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) if such amendment, modification or waiver would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h) Company's Reasonable Cooperation with Financing.

(i) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cause its and their respective Representatives to, at Parent's sole expense, provide to Parent and Merger Sub such cooperation reasonably requested by Parent that is necessary in connection with the Financing (provided that such requested cooperation is consistent with applicable Law and does not unreasonably interfere with the operations of the Company and its Subsidiaries), including (A) participation in a reasonable number of meetings, presentations and due diligence sessions, (B) as promptly as reasonably practical, furnishing to Parent and its Financing sources with financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, (C) entering into such agreements and arrangements as reasonably required by the Financing sources, including agreements to pledge, guarantee, grant security interests in, and otherwise grant Liens on, the Company's assets and (D) using commercially reasonable efforts to obtain, at Parent's sole expense, customary legal opinions and other documentation and items relating to the Financing as reasonably requested by Parent.

(ii) Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 6.14 (Financing) or otherwise, in connection with any Financing or Company Cash Backup Financing, (A) to pay any commitment or other similar fee prior to the Effective Time, (B) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof or (C) to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective time or that would otherwise subject it to actual or potential liability in connection with any Financing or Company Cash Backup Financing. Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with (A) any action taken by them at the request of Parent or Merger Sub pursuant to this Section 6.14 (Financing) or in connection with the arrangement of any Financing or Company Cash Backup Financing or (B) any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries). Nothing contained in this Section 6.14 (Financing) or otherwise shall require the Company to be an issuer or other obligor with respect to any Financing or Company Cash Backup Financing prior to the Effective Time.

(iii) All material, non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub or their respective Representatives pursuant to this Section 6.14 (Financing) shall be kept confidential by them in accordance with the Confidentiality Agreement.

Section 6.15 Parent Ownership. Parent shall not sell or otherwise transfer, or permit to be sold or otherwise transferred, any of the Shares legally or beneficially owned by it or its Affiliates.

Section 6.16 Management. Except as expressly provided in the Voting Agreement or the Rollover Agreement on the date hereof, in no event shall Parent or Merger Sub or any of their respective Affiliates enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company's management or any other Company employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with an Acquisition Proposal.

Section 6.17 Actions Taken at Direction of Parent. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of any officer or director of Parent, including Dr. Jing Lou or Mr. Bo Tan, without the approval of the Independent Committee.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each Party to consummate the transactions contemplated hereby are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the Party being benefited thereby, to the extent permitted by applicable Law:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained; and

(b) No Injunctions or Restraints; Illegality. No Order issued by any Governmental Entity of competent jurisdiction or other Law preventing or making illegal the consummation of the transactions contemplated hereby shall be in effect.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the transactions contemplated hereby is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (without giving effect to any "materiality" or "Company Material Adverse Effect" qualifications therein) shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date), except where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date hereof, there shall not have occurred any effect, change, event or occurrence that has had or would have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a director or officer of the Company, certifying as to the fulfillment of the conditions specified in Sections 7.2(a) and 7.2(b) .

(e) Dissenting Shareholders. The holders of no more than 12.5% of the Shares shall have validly served a notice of objection under Section 238 of the Cayman Companies Law.

(f) The aggregate amount of (i) the Available Company Cash contemplated by Section 6.14(c)(i) and (ii) the Company Cash Backup Financing arranged by Parent contemplated by Section 6.14(c)(ii) shall be at least US$79,000,000 as of the Closing Date.

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions contemplated hereby is also subject to the satisfaction or waiver (to the extent permissible under applicable Law) by the Company, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any "materiality" or "Parent Material Adverse Effect" qualifications therein) shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date), except where the failure to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a director or officer of Parent, certifying as to the fulfillment of the conditions specified in Sections 7.3(a) and 7.3(b) .

Section 7.4 Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII (Conditions to Consummation of the Merger) to be satisfied if such failure was caused by such Party's failure to act in good faith to comply with this Agreement and consummate the transactions contemplated hereby.

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

Section 8.1 Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Company Shareholder Approval, by mutual written consent of the Company and Parent by action of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Independent Committee).

Section 8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company (in the case of the Company, acting upon the recommendation of the Independent Committee) if:

(a) the Merger shall not have been consummated by November 8, 2013 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to a Party whose breach of, or failure to fulfill any of its obligations under, this Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Closing to occur by such date;

(b) the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof; or

(c) any Governmental Entity of competent jurisdiction shall have issued a final, non-appealable Order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger contemplated hereby; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to a Party whose breach of, or failure to fulfill any of its obligations under, this Agreement has been the primary cause of, primarily resulted in, or materially contributed to such Order.

Section 8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board (upon the recommendation of the Independent Committee) if:

(a) the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 (Conditions to Each Party's Obligations to Effect the Merger) or 7.3 (Conditions to Obligations of the Company) and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 15 days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company's intention to terminate this Agreement pursuant to this Section 8.3(a) and the basis for such termination (or, if earlier, the Termination Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 (Conditions to Each Party's Obligations to Effect the Merger) or 7.2 (Conditions to Obligations of Parent and Merger Sub) not being satisfied;

(b) if (i) all of the conditions set forth in Sections 7.1 (Conditions to Each Party's Obligations to Effect the Merger) and 7.2 (Conditions to Obligations of Parent and Merger Sub) (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to their satisfaction or waiver by the Party having the benefit thereof) have been satisfied, (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 7.3 (Conditions to Obligations of the Company) have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 (Conditions to Obligations of the Company), and (iii) the Merger shall not have been consummated within three (3) Business Days after the delivery of such notice; or

(c) prior to obtaining the Company Shareholder Approval, but not after, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with Section 6.4(d) .

Section 8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) (i) the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 (Conditions to Each Party's Obligations to Effect the Merger) or 7.2 (Conditions to Obligations of Parent and Merger Sub) and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within (x) 15 days following receipt of written notice of such breach from Parent or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; or (ii) the Company shall have breached in any material respect its obligations under Section 6.4 (No Solicitation of Transactions), which breach (A) would give rise to the failure of a condition set forth in Section 7.1 (Conditions to Each Party's Obligations to Effect the Merger) or 7.2 (Conditions to Obligations of Parent and Merger Sub) and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within (x) 10 days following receipt of written notice of such breach from Parent or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if it or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 (Conditions to Each Party's Obligations to Effect the Merger) or 7.3 (Conditions to Obligations of the Company) not being satisfied; or

(b) (i) the Company Board, whether or not permitted to do so by this Agreement, shall have (i) failed to include the Company Board Recommendation in the Proxy Statement or shall have effected a Change of Recommendation or Company Adverse Recommendation Change, or shall have resolved to take any such action; (ii) the Company shall have entered into an Alternative Acquisition Agreement or take any other action referred to in Section 6.4(c)(iii)(B)(x); or (iii) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing.

Section 8.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII (Termination; Amendment; Waiver), written notice thereof shall be given to the other Parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement (other than this Section 8.5 (Effect of Termination and Abandonment) and Sections 6.3(c) (Parent's and Merger Sub's Confidentiality Obligation), 6.6 (Public Announcement), 6.9 (Fees and Expenses) and Article IX (Miscellaneous)) shall become void and of no effect with no liability on the part of any Party (or of any of its Subsidiaries or their respective Representatives); provided, that nothing in this Section 8.5 (Effect of Termination and Abandonment) shall relieve any Party from liability for fraud committed prior to such termination or for any intentional breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) In the event that (i) this Agreement is terminated by Parent pursuant to Section 8.4(a) or (b), (ii) this Agreement is terminated by the Company pursuant to Section 8.3(c), or (iii) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) without the Company Shareholder Approval having been obtained or 8.2(b) and, after the date hereof and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been publicly announced or publicly made known, and not withdrawn, and within twelve (12) months after such termination the Company or any of the Subsidiaries consummates an Acquisition Proposal, whether or not it was the same Acquisition Proposal (provided, that for purposes of this Section 8.5(b), all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%"), then the Company shall (x) pay or cause to be paid to Parent or its designee a termination fee of US$3,000,000 (the "Company Termination Fee"), on the date of such termination, and (y) reimburse Parent as promptly as possible (but in any event within five (5) Business Days) following the delivery by Parent of an invoice therefor, all Expenses, up to a maximum of US$1,000,000, incurred by Parent, Merger Sub and their Affiliates (other than the Company) in connection with the transactions contemplated hereby, in each case, by wire transfer of same day funds to one or more accounts designated in writing by Parent. In the event that Parent or its designee shall receive full payment of the Company Termination Fee and Expenses reimbursement pursuant to this Section 8.5(b), the receipt of such Company Termination Fee and Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any other Person arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any other Person shall be entitled to bring or maintain any Proceeding against any Company Related Party arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.5(b) shall limit the rights of Parent and Merger Sub under Section 9.8 (Specific Performance). For the avoidance of doubt, subject to Section 9.8 (Specific Performance), the right of Parent and its designees to receive payment from the Company of the Company Termination Fee and the Expenses referred to in this Section 8.5(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. For purposes of this Agreement, "Company Related Party" means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, stockholders, management members or Affiliates; and "Parent Related Party" means Parent, Merger Sub, their Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, stockholders, management members or Affiliates. The provisions of this Section 8.5(b) are intended to be for the benefit of, and shall be enforceable by, each Company Related Party.

(c) In the event that the Company terminates this Agreement pursuant to Section 8.3(a) or (b), then, Parent shall (x) pay or cause to be paid to the Company a termination fee in an amount equal to US$6,000,000 (the "Parent Termination Fee"), and (y) reimburse the Company as promptly as possible (but in any event within five (5) Business Days) following the delivery by the Company of an invoice therefor, all Expenses, up to a maximum of US$1,000,000, incurred by the Company and its Affiliates (other than Parent and Merger Sub) in connection with the transactions contemplated hereby, in each case, by wire transfer of same day funds to one or more accounts designated in writing by the Company. In the event the Company shall receive the full payment of the Parent Termination Fee and Expenses pursuant to this Section 8.5(c), the receipt of such Parent Termination Fee and Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any Proceeding against any Parent Related Party arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.5(c) shall limit the Company’s rights under Section 9.8 (Specific Performance). For the avoidance of doubt, subject to Section 9.8 (Specific Performance), the right of the Company and its designees to receive payment from Parent of the Parent Termination Fee and Expenses referred to in this Section 8.5(c) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. The provisions of this Section 8.5(c) are intended to be for the benefit of, and shall be enforceable by, each Parent Related Party.

(d) In the event that the Company shall fail to pay the Company Termination Fee and the Expenses of Parent, or Parent shall fail to pay the Parent Termination Fee and the Expenses of the Company, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other Party for all costs and expenses actually incurred or accrued by the other Party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.5 (Effect of Termination and Abandonment), together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, or unpaid Expenses, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to 5% plus the prime rate published in The Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Each Party acknowledges that (i) the agreements contained in this Section 8.5 (Effect of Termination and Abandonment) are an integral part of the transactions contemplated hereby, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.5(b) or Section 8.5(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 8.5 (Effect of Termination and Abandonment), the Parties would not have entered into this Agreement.

Section 8.6 Amendment. At any time prior to the Effective Time, the Parties may modify or amend this Agreement, with the approval of the boards of directors of the Parties at any time; provided, however, that (a) in the case of the Company, each of the Company Board and Independent Committee have approved such amendment in writing, and (b) after approval of this Agreement by the shareholders of the Company, no amendment shall be made which changes the Merger Consideration or adversely affects the rights of the Company's shareholders hereunder or is otherwise required under any applicable Law to be approved by such shareholders without, in each case, the approval of such shareholders.

Section 8.7 Extension; Waiver. At any time prior to the Effective Time, any Party may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement, or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement; provided, however, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval by the shareholders of the Company without such further approval having been obtained. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Nonsurvival of Representations and Warranties. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1 (Termination by Mutual Agreement), 8.2 (Termination by Either Parent or the Company), 8.3 (Termination by the Company) or 8.4 (Termination by Parent), as the case may be, except for those covenants and agreements contained in this Agreement (including Article I (The Merger), Article II (Delivery of Merger Consideration), Section 6.3(c) (Parent's and Merger Sub's Confidentiality Obligation), Section 6.7 (Indemnification; Directors' and Officers' Insurance), Section 8.5 (Effect of Termination and Abandonment), and this Article IX (Miscellaneous)) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 9.2 Entire Agreement; Assignment. (a) This Agreement (including the Company Disclosure Schedule, and other exhibits and annexes hereto), together with the Financing Documents, the Confidentiality Agreement, the Guarantees, the Rollover Agreement and the Voting Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.3 Notices. All notices, requests, claims, demands instructions or other communications to be given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement, with a confirmatory copy to the sent by overnight courier, and (c) on the next Business Day when sent by international overnight courier, in each case to the respective Parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.3 (Notices)):

If to Parent or to Merger Sub, to:

Dr. Jing Lou
No. 3 A1, Road 10,
Econ. & Tech. Development Zone
Shenyang 110027, P.R.China
Fax:+86-24-2581-1821

and

CPEChina Fund, L.P.
c/o CITIC PE Advisors (Hong Kong) Limited
Suite 606, 6/F.
One Pacific Place
88 Queensway
Hong Kong
Attention: Huihui Li
Facsimile: +86-10-8522-1872

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2,
No.1, Jian Guo Men Wai Avenue,
Beijing 100004 China
Attention: Peter Huang
Fax:+86-10-6535-5699

and

Akin Gump Strauss Hauer & Feld LLP
Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central, Hong Kong
Attention: Gregory Puff
Fax: +852 3694-3001

if to the Company, to:

No. 3 A1, Road 10,
Econ. & Tech. Development Zone
Shenyang 110027, P.R.China
Attention: Ms. Yanli Liu
Fax: +86-24-2581-1821 Ext 119
Email: lyl@3sbio.com

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
Twin Towers - West (23Fl), Jianguomenwai Da Jie
Chaoyang District
Beijing 100022, PRC
Attention: Ling Huang and W. Clayton Johnson
Facsimile: +852 2160 1087
Email: lhuang@cgsh.com and cjohnson@cgsh.com

Section 9.4 Governing Law; Jurisdiction; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York excluding (to the greatest extent a New York court would permit) any rule of law that would cause the application of the laws of any jurisdiction other than the State of New York. Notwithstanding the foregoing, (i) if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision, and (ii) matters relating to the fiduciary duties of the Company Board and internal corporate affairs of the Company shall be governed by the Laws of the Cayman Islands.

(b) The Parties agree that any Proceeding brought by any Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court sitting in the Borough of Manhattan, the City of New York. Each of the Parties submits to the jurisdiction of any such court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each Party irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.

(c) EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO IN THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.5 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.6 No Third Party Beneficiaries. Except as expressly set forth in Sections 6.7 (Indemnification; Directors' and Officers' Insurance) and 8.5 (Effect of Termination and Abandonment), this Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.8 Specific Performance.

(a) Subject to Section 9.8(c), in the event the Company or its designees shall receive from Parent (i) the Parent Termination Fee, (ii) Expenses pursuant to Section 8.5(c), and (iii) any reimbursement of costs and expenses that are payable pursuant to Sections 8.5(d) or 6.14(h), the receipt of such fees and expenses shall be the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of any Company Related Party against the Parent Related Parties, for any loss or damage suffered as a result of any such breach or failure to perform hereunder or other failure of the Merger to be consummated (in each case, whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other Parent Related Parties shall have any liability for, and none of the Company Related Parties shall seek, or permit to be sought from the Parent Related Parties, monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated hereby other than the payment of the amounts set forth in the first sentence of this Section 9.8(a) .

(b) Subject to Section 9.8(c), in the event Parent or its designees shall receive from the Company (i) the Company Termination Fee, (ii) Expenses pursuant to Section 8.5(b), and (iii) any reimbursement of costs and expenses that are payable pursuant to Section 8.5(d), the receipt of such fees and expenses shall be the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of any Parent Related Party against the Company Related Parties, for any loss or damage suffered as a result of any such breach or failure to perform hereunder or other failure of the Merger to be consummated (in each case, whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither the Company nor any other Company Related Parties shall have any liability for, and none of the Parent Related Parties shall seek, or permit to be sought from the Company Related Parties, monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated hereby other than the payment of the amounts set forth in the first sentence of this Section 9.8(b) .

(c) The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the breaching Party or Parties, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. Any Party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement or the Equity Financing Document and to enforce specifically the terms and provisions of this Agreement or the Equity Financing Documents shall not be required to provide any bond or other security in connection with any such order or injunction. If any Party brings any Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party or of the Equity Financing Documents by any party thereto, the Termination Date shall automatically be extended by the amount of time during which such Proceeding is pending, plus 20 Business Days. Without limiting the forgoing provisions of this Section 9.8(c), the Parties acknowledge and agree that the Company shall be entitled to obtain an injunction, specific performance or other equitable relief to (i) enforce Parent’s obligation to cause the Equity Financing to be funded, if (A) all of the conditions to closing contained in Sections 7.1 (Conditions to Each Party’s Obligations to Effect the Merger) and 7.2 (Conditions to Obligations of Parent and Merger Sub) have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by the Party having the benefit thereof)), (B) the Debt Financing (or, if applicable, Alternate Debt Financing) has been funded or will be funded in accordance with the Debt Financing Document (or, if applicable, the New Debt Financing Documents) at the Closing if the Equity Financing is funded at the Closing, (C) the Company has delivered to Parent an irrevocable commitment in writing that it would be ready, willing and able to consummate the Closing if the Debt Financing and Equity Financing are funded, and (D) Parent and Merger Sub fail to complete the Closing in accordance with Section 1.2 (Closing of the Merger); and (ii) enforce the obligations of Parent and Merger Sub set forth in Section 6.14 (Financing). Notwithstanding anything herein to the contrary, (x) while the Parties may pursue both a grant of specific performance and the payment of the amounts set forth in Section 9.8(a) or Section 9.8(b), as applicable, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the Party making such payment and, if such Party is Parent or Merger Sub, any other Parent Related Parties or, if such Party is the Company, any other Company Related Parties.

Section 9.9 Attorneys' Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties hereunder, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

Section 9.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.11 Interpretation. (a) The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

DECADE SUNSHINE LIMITED

By: /s/ Dr. Jing Lou
       Name: Dr. Jing Lou
       Title: Director

DECADE SUNSHINE MERGER SUB

By: /s/ Dr. Jing Lou
       Name: Dr. Jing Lou
       Title: Director

3SBIO INC.

By: /s/ Tianruo (Robert) Pu
       Name: Tianruo (Robert) Pu
       Title: Director and Chairman of the
       Independent Committee

Appendix I
PLAN OF MERGER

THIS PLAN OF MERGER is made on [_].

BETWEEN:

(1) 3SBio Inc., an exempted company incorporated under the laws of the Cayman Islands, having its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“3SBio” or the "Surviving Company"); and

(2) Decade Sunshine Merger Sub, an exempted company incorporated under the laws of the Cayman Islands, having its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the "Merging Company", and together with 3SBio or the Surviving Company, the "Companies").

WHEREAS:

(A) The respective boards of directors of 3SBio and the Merging Company have approved the merger of 3SBio and the Merging Company, with the Surviving Company continuing as the surviving company in the Merger (the "Merger"), upon the terms and subject to the conditions of a merger agreement and plan of merger dated [ ] 2013 between Decade Sunshine Limited, Decade Sunshine Merger Sub and 3SBio (the "Agreement"), a copy of which is annexed as Annex A to this Plan of Merger, this Plan of Merger, and pursuant to the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the "Cayman Companies Law").

(B) The directors and shareholders of each of the Surviving Company and the Merging Company have approved the Agreement and this Plan of Merger, respectively, on the terms and subject to the conditions set forth herein and otherwise in accordance with the Cayman Companies Law.

(C) This Plan of Merger is made in accordance with section 233 of the Cayman Companies Law.

IT IS AGREED:

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Cayman Companies Law) to this Plan of Merger are 3SBio and the Merging Company.

NAME OF THE SURVIVING CORPORATION

2.	The surviving company (as defined in the Cayman Companies Law) is the Surviving Company which shall be named 3SBio Inc.

REGISTERED OFFICE

3.

The registered office of each of the Surviving Company and Merging Company is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1- 1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Date (as defined below), the authorized share capital of 3SBio was US$[ ] divided into [ ] ordinary shares each of nominal or par value US$[ ] each.

5.

Immediately prior to the Effective Date, the authorized share capital of the Merging Company was US$[50,000] divided into [50,000] shares each of a nominal or par value of US$[1.00], one of which has been issued and is outstanding.

6.	The authorized share capital of the Surviving Company shall be US$50,000 divided into 50,000 ordinary shares of US$1.00 par value per share.

EFFECTIVE DATE

7.	In accordance with section 233(13) of the Cayman Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies (the "Effective Date").

TERMS AND CONDITIONS; SHARE RIGHTS

8.1

On the Effective Date, each share of a nominal or par value US$[1.00] each in the capital of the Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable share of a nominal or par value US$[1.00] each in the capital of the Surviving Company in accordance with the Agreement.

8.2

On the Effective Date, each ordinary share of a nominal or par value US$[ ] each in the capital of 3SBio issued and outstanding immediately prior to the Effective Date, other than any Excluded Shares (as defined in the Agreement), shall be cancelled in exchange for the right to receive US$[ ] in cash per ordinary share without interest in accordance with the Agreement.

8.3

On the Effective Date, any Consortium Shares (as defined in the Agreement) and any Shares beneficially owned by the Company or any direct or indirect wholly owned Subsidiary of the Company shall be cancelled and cease to exist without any conversion or any consideration in accordance with the Agreement.

8.4	Dissenting Shares shall be cancelled in exchange for a payment resulting from the procedure in Section 238 of the Cayman Companies Law.

8.5	From the Effective Date, the rights and restrictions attaching to the shares of the Surviving Company are set out in the M&A (as defined below).

MEMORANDUM AND ARTICLES OF ASSOCIATION

9.	From the Effective Date, the memorandum and articles of association of the Surviving Company shall be the memorandum and articles of association annexed hereto as Annex B (the "M&A").

DIRECTORS' INTERESTS IN THE MERGER

10.1	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

10.2	The names and addresses of each director of the Surviving Company from the Effective Date are:

(a)	[_], [address];

(b)	[_], [address]; and

(c)	[_], [address].

SECURED CREDITORS

11.1	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

11.2	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

PROPERTY

12.

On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Companies shall immediately vest in the Surviving Company, which shall be liable for and subject, in the same manner as the Companies, to all mortgages, charges, security interests and all contracts, obligations, claims, debts and liabilities of each of the Companies.

TERMINATION

13.	At any time prior to the Effective Date, this Plan of Merger may be terminated in accordance with the terms and conditions of the Agreement.

COUNTERPARTS

14.	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

APPROVAL AND AUTHORIZATION

15.	This Plan of Merger has been approved by the board of directors of each of Merging Company and 3SBio pursuant to section 233(3) of the Companies Law.

16.	This Plan of Merger has been authorised by the shareholders of each of Merging Company and 3SBio pursuant to section 233(6) of the Companies Law.

GOVERNING LAW

17.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of
)
3SBio Inc.:	)
	)	Director
)
	)	Name:
)
)

SIGNED for and on behalf of
Decade Sunshine Merger Sub:
	)	Director
)
	)	Name:
)
)

ANNEX A
(the "Agreement")

ANNEX B
Memorandum and Articles of Association of the Surviving Company

ANNEX B: Opinion of Jefferies International Limited
to the Independent Committee

February 8, 2013

The Independent Committee of the Board of Directors
3SBio Inc.
No. 3 Al, Road 10
Economy & Technology Development Zone
Shenyang 110027
People’s Republic of China

The Independent Committee:

We understand that 3SBio Inc. (“3SBio”), Decade Sunshine Limited (“Parent”), the acquisition vehicle of Dr. Jing Lou, chairman and chief executive officer of 3SBio, and CPEChina Fund, L.P., a private equity fund associated with CITIC Private Equity Funds Management Co. Ltd., and Decade Sunshine Merger Sub, a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into 3SBio (the “Merger”) and (i) each outstanding ordinary share, par value US$0.0001 per share, of 3SBio (“3SBio Shares”), except for 3SBio Shares beneficially owned by Parent, Merger Sub and holders of Consortium Shares (as defined below) and 3SBio Shares beneficially owned by 3SBio or any subsidiary of 3SBio (which 3SBio Shares will be cancelled) or as to which appraisal rights have been validly exercised and not withdrawn or lost (collectively, “Excluded Shares”), will be converted into the right to receive US$2.20 in cash (the “Per Share Consideration”) and (ii) each American Depositary Share, representing seven 3SBio Shares (“3SBio ADSs”), other than 3SBio ADSs representing Excluded Shares, will be converted into the right to receive US$15.40 in cash (the “Per ADS Consideration” and, together with the Per Share Consideration, the “Consideration”). As more fully described in the Merger Agreement, certain 3SBio securityholders, including Dr. Jing Lou, will enter into a rollover agreement and voting agreement pursuant to which, among other things, such holders will agree to the cancellation of a portion of their 3SBio Shares, subscribe for shares of the holding company of Parent and vote in favor of the Merger (all 3SBio Shares held by such securityholders, collectively, the “Consortium Shares”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

The Independent Committee of the Board of Directors of 3SBio (the “Independent Committee”) has asked for our opinion as to whether the Per ADS Consideration to be received by holders of 3SBio ADSs and the Per Share Consideration to be received by holders of 3SBio Shares (in each case other than Parent, Merger Sub, holders of Consortium Shares, and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed an execution version of the Merger Agreement provided to us on February 8, 2013;

(ii)	reviewed certain publicly available financial and other information about 3SBio;

(iii)

reviewed certain information furnished to us by the management of 3SBio relating to the business, operations and prospects of 3SBio, including financial forecasts and estimates prepared by the management of 3SBio and approved for our use by the Independent Committee;

The Independent Committee of the Board of Directors
3SBio Inc.
February 8, 2013

(iv)	held discussions with members of senior management of 3SBio and the Independent Committee concerning the matters described in clauses (ii) and (iii) above;

(v)	held discussions, at the direction of the Independent Committee, with third parties to solicit indications of interest in the possible acquisition of 3SBio;

(vi)	reviewed the trading price history and implied multiples for 3SBio ADSs and compared them with those of certain publicly traded companies that we deemed relevant;

(vii)	compared the financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by 3SBio or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of 3SBio and the Independent Committee that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of 3SBio and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. We have been informed, however, and we have assumed, at the direction of the Independent Committee, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of 3SBio as to the future financial performance of 3SBio. We express no opinion as to any such financial forecasts or the assumptions on which they are made. In addition, we understand that historical financial statements and financial forecasts for 3SBio have been prepared by the management of 3SBio in Renminbi (“RMB”), the legal currency of China, and we have utilized, with the consent of the Independent Committee, certain publicly available RMB to United States dollar exchange rates for purposes of our analyses and opinion. We express no view or opinion as to any currency or exchange rate fluctuations and have assumed, with the consent of the Independent Committee, that any such fluctuations will not in any respect be meaningful to our analyses or opinion. We also have relied, at the direction of the Independent Committee, upon the assessments of the management of 3SBio as to (i) governmental and regulatory policies and matters affecting the pharmaceutical industry and the potential impact thereof on 3SBio and (ii) the validity of, and risks associated with, the existing and future products and intellectual property of 3SBio (including, without limitation, the timing and probability of successful development, testing and marketing of such products, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto). The management of 3SBio also has advised us, and we have assumed, at the direction of the Independent Committee, that each 3SBio ADS is convertible into, and equivalent for purposes of our analysis and opinion to, seven 3SBio Shares.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

The Independent Committee of the Board of Directors
3SBio Inc.
February 8, 2013

We have made no independent investigation of any legal, accounting or tax matters affecting 3SBio, and we have assumed the correctness in all respects material to our analysis of all legal, accounting and tax advice given to 3SBio, the Independent Committee or the Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences to 3SBio and its securityholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. In addition, in preparing this opinion, we have not taken into account any tax consequences to any securityholder of 3SBio of the Merger. We have assumed that the final form of the Merger Agreement will be substantially similar to the execution version reviewed by us. We also have assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on 3SBio or the Merger.

It is understood that our opinion is for the use and benefit of the Independent Committee (in its capacity as such) in its evaluation of the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement or related documents as compared to any alternative transaction or opportunity that might be available to 3SBio, nor does it address the underlying business decision by 3SBio to engage in the Merger or the terms of the Merger Agreement or any rollover, voting or other documents, agreements or arrangements referred to therein or entered into in connection with the Merger or otherwise. Our opinion does not constitute a recommendation as to how any securityholder should vote or act with respect to the Merger or any matter related thereto. In addition, the Independent Committee has not asked us to, and this opinion does not, address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of 3SBio, other than holders of 3SBio ADSs and 3SBio Shares (excluding Parent, Merger Sub, holders of Consortium Shares, and their respective affiliates) as expressly set forth herein. Our opinion does not take into account different attributes of the securities of 3SBio, including, without limitation, any conversion or other features and related expenses, or individual circumstances of specific holders with respect to control, voting or other rights, restrictions or aspects which may distinguish such securities or holders. We express no opinion as to the price at which 3SBio ADSs will trade, or 3SBio Shares may be transferable, at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of 3SBio’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies International Limited.

We have been engaged by the Independent Committee to act as its financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a portion of which is payable contingent upon consummation of the Merger. We will be reimbursed for expenses incurred in connection with our engagement. 3SBio also has agreed to indemnify us against certain liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of 3SBio and, in the ordinary course of business, we and our affiliates may trade or hold securities of 3SBio and other participants in the Merger for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may in the future seek to provide financial advisory and financing services to 3SBio, other participants in the Merger or entities that are affiliated with 3SBio or such other participants, for which we would expect to receive compensation.

The Independent Committee of the Board of Directors
3SBio Inc.
February 8, 2013

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per ADS Consideration to be received by holders of 3SBio ADSs and the Per Share Consideration to be received by holders of 3SBio Shares (in each case other than Parent, Merger Sub, holders of Consortium Shares, and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies International Limited
JEFFERIES INTERNATIONAL LIMITED

ANNEX C: Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)
— Section 238

238. Rights of dissenters

(1)	A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2)	A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorized by the vote.

(4)

Within twenty days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

(5)

A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating —

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of his shares.

(6)	A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7)

Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8)

Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9)

If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires —

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)

the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

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(10)

A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)

At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)

Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)

The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)

The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

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ANNEX D: Directors and Executive Officers of Each Filing Person

1.	Directors and Executive Officers of the Company

The Company is a company organized under the laws of the Cayman Islands with its principal business address at No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China. The telephone number of the Company’s principal executive office is (86 24) 2581-1820. The name, business address, present principal employment and citizenship of each director and executive officer of the Company are set forth below.

Present Principal
Name	Business Address	Employment	Citizenship
Jing Lou	c/o No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China	Chairman of the Board and Chief Executive Officer	The United States of America
Bin Huang	c/o No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China	Director and Vice President of Human Resources	People’s Republic of China
Dongmei Su	c/o No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China	Director, Vice President of R&D and Chief Technology Officer	People’s Republic of China
Tianruo (Robert) Pu	c/o No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China	Independent Director(1)	People’s Republic of China
Mingde Yu	c/o No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China	Independent Director(2)	People’s Republic of China
Peiguo Cong	c/o No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China	Independent Director(3)	People’s Republic of China
Moujia Qi	c/o No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China	Independent Director(4)	People’s Republic of China
Bo Tan	c/o No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China	Chief Financial Officer	Canada
Ke Li	c/o No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China	Vice President	People’s Republic of China

(1)

Mr. Tianruo (Robert) Pu has served as a director of our Company since September 2012. In addition, Mr. Pu currently serves as chief financial officer and a director of UTStarcom Holdings Corp (NASDAQ: UTSI). From September 2008 to June 2012, Mr. Pu was the chief financial officer of China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) ("Nuokang"). Prior to joining Nuokang, Mr. Pu was the chief financial officer of Global Data Solutions, a Chinese information technology services outsourcing company, which he joined in June 2006. From September 2000 to May 2006, he worked as a management consultant with Accenture, CSC Consulting Group and Mitchell Madison Consulting Group. Mr. Pu received an MBA degree from Northwestern University Kellogg School of Management in 2000, a Master of Science degree in accounting from the University of Illinois in 1995, and a Bachelor of Arts degree in English from China Foreign Affairs College in 1992.

(2)

Mr. Mingde Yu, in addition to serving as a director of the Company, has held a number of senior positions both in the government and the private sectors, including as the Chief Technology Officer and the Head of Manufacturing at both Liaoning Fuxi Pharmaceutical Co. and Fuxi Traditional Chinese Medicine Co. (from 1978 to 1983), Bureau Chief of the Fuxi City Food & Drug Administration from 1983 to 1991, Bureau Chief of the Liaoning Provincial Food & Drug Administration from 1991 to 1997, Drug Department Chief of the Economic Operations Bureau of the State Economic and Trade Committee from 1997 to 1998 and Vice-Director of Economic Operations Department of the National Development and Reform Commission from 1998 to 2003. Mr. Yu is currently the honorary Chairman and Director of the Beijing Pharmaceutical Group and is the Chair for the China Pharmaceutical Enterprises Administrative Association since 2004 and China Medical Entrepreneur Association. Mr. Yu also holds senior consultancy roles with the China Chemical Drug Association and the National Pharmaceutical Industry & Commerce Association. In addition, Mr. Yu currently serves as an independent member on the board of directors for the following companies: China Nuokang Bio-Pharmaceutical Inc. (NASDAQ:NKBP); North China Pharmaceuticals; Wohua Biologicals Co.; and Qingtao Huaren Pharmaceuticals, the last three listed on Chinese stock exchanges. Mr. Yu graduated from the Macromolecule Materials and Engineering Department, Chemical Technology School at Dalian University of Technology.

(3)

Mr. Peiguo Cong, in addition to serving as a director of the Company, has been the managing partner of Beijing Jun You Law Firm since 1994. Mr. Cong also currently serves as a member on the Finance and Securities Committee of the China National Lawyers Association, a member of the All China Federation of Industry and Commerce, a director of the Chinese Society of Mergers and Acquisitions, and an independent committee member of the Credit Committee of the National Development Bank. He teaches as a part-time professor at Peking University. In addition, Mr. Cong served as an independent director of China Southern Fund Management Company (2009-2012) and Tianjin Lishen Battery Joint-Stock Co., Ltd. and Haining China Leather city stock Co., Ltd. (2009-2011). Mr. Cong obtained his bachelor’s degree in law and master’s degree in economics law from Peking University in 1982 and 1984, respectively. He was an associate professor at Peking University, a visiting professor at UCLA, and a visiting scholar at University of Michigan and other U.S. universities.

(4)

Mr. Moujia Qi, in addition to serving as a director of the Company, currently serves as an independent member on the board of directors of China Pharmaceutical Group Limited (Hong Kong Stock Exchange: 1093), and as an independent member on the supervisory board of Wuhan Humanwell Hi- Tech Industry Co., LTD (Shanghai Stock Exchange: 600079). He has also served as the Chairman of the China Starch Industry Association for the past five years. He was the deputy director and chief engineer of Huabei Pharmaceutical Factory and has held several management positions in various state-owned companies in the pharmaceutical industry. He has also served as the deputy director and chief director of the State Medicine Administration of the PRC before he retired in 1994.

During the last five years, none of the Company, or any of our directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

2.	Sole Director and Executive Officer of Holdco, Parent and Merger Sub

Positions with
Holdco, Parent and
Name	Business Address	Merger Sub	Citizenship
Jing Lou	c/o No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People’s Republic of China	Director, President and Treasurer	United States of America

3.	Directors and Executive Officers of CITIC PE Filing Persons

CITIC PE is a Cayman Islands exempted limited partnership principally engaged in the business of investment. Pursuant to the CITIC PE commitment letter, CITIC PE will provide convertible note financing by causing its wholly owned subsidiary to purchase convertible and exchangable notes from Holdco.

The general partner of CITIC PE is CITIC PE Associates, L.P. (“CITIC PE Associates”), a Cayman Islands exempted limited partnership, and the general partner of CITIC PE Associates is CITIC PE Funds Limited, a Cayman Islands exempted company. Both CITIC PE Associates and CITIC PE Funds Limited are principally engaged in the business of investment. The principal business address and telephone number for each of CITIC PE, CITIC PE Associates and CITIC PE Funds Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, +345 949 8066.

The name, business address, present principal employment and citizenship of each director of CITIC PE Funds Limited are set forth below. As of the date of this proxy statement, CITIC PE Funds Limited does not have any executive officers.

Name	Business Address	Present Principal Employment	Citizenship

Changqing Ye	Suite 606, 6/F. One Pacific Place 88 Queensway Hong Kong	Managing Director of CITIC PE Advisors (Hong Kong) Limited	China
Hongyu Duan	Suite 606, 6/F. One Pacific Place 88 Queensway Hong Kong	Managing Director of CITIC PE Investment (Hong Kong) Limited	Hong Kong SAR
Ching-Nar	Suite 606, 6/F.	Vice President and Chief Financial Officer of CITIC PE	Australian
Cindy Chan	One Pacific Place 88 Queensway Hong Kong	Advisors (Hong Kong) Limited

Mr. Ye is a managing director of CITIC PE Advisors (Hong Kong) Limited (“CITIC PE Advisors HK”) and has held positions with various other entities affiliated with CITIC PE Advisors HK since February 2011. From July 1992 to February 2011, Mr. Ye worked for PricewaterhouseCoopers in China and in the UK, and as a partner of PricewaterhouseCoopers in China between July 2004 and February 2011.

Ms. Duan is a managing director of CITIC PE Investment (Hong Kong) Limited and has held positions with various other entities affiliated with CITIC PE Advisors HK since April 2012. From August 1998 to April 2009, Ms. Duan worked for Merrill Lynch Asia Pacific, as a director between 2004 and April 2009. From February 2010 to March 2011, Ms. Duan worked for PIMCO Asia Limited as a senior account manager. From April 2011 to March 2012, Ms. Duan was self-employed.

Ms. Chan is the vice president and chief financial officer of CITIC PE Advisors HK and has occupied this position since she joined CITIC PE Advisors HK in July 2010. From November 2006 to July 2008, Ms. Chan worked for 3i Asia Pacific plc as Asia Financial Controller. From July 2008 to July 2009, Ms. Chan worked for FIL Capital Management (HK) Limited as Chief Financial Officer.

During the last five years, none of CITIC PE, CITIC PE Associates, CITIC PE Funds Limited or any of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

During the last five years, none of CITIC PE, CITIC PE Associates, CITIC PE Funds Limited or any of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ANNEX E: FORM OF PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF 3SBIO INC.
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON        , 2013

The undersigned shareholder of 3SBIO INC., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of extraordinary general meeting of shareholders and proxy statement, each dated        , 2013, and hereby appoints the chairman of the extraordinary general meeting or *, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held on        , 2013 at a.m., Beijing time, at the Company’s offices located at 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting of shareholders and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: AS A SPECIAL RESOLUTION THAT the agreement and plan of merger dated February 8, 2013 (the “merger agreement”), among Decade Sunshine Limited, Decade Sunshine Merger Sub and the Company (a copy of which is attached as Annex A to the proxy statement accompanying the notice of extraordinary general meeting and will be produced and made available for inspection at the extraordinary general meeting), and the transactions contemplated by the merger agreement, including the merger, be, and are hereby, authorized and approved.

[_] FOR	[_] AGAINST	[_] ABSTAIN

PROPOSAL NO. 2: AS A SPECIAL RESOLUTION THAT the directors of the Company be, and are hereby, authorized to do all things necessary to give effect to the merger agreement.

[_] FOR	[_] AGAINST	[_] ABSTAIN

PROPOSAL NO. 3: THAT the chairman of the extraordinary general meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient votes at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

[_] FOR	[_] AGAINST	[_] ABSTAIN

Note: *

If no name is inserted, a shareholder is deemed to have nominated the chairman of the extraordinary general meeting as proxy. If any proxy other than the chairman of the extraordinary general meeting is preferred, please strike out the words “the chairman of the extraordinary general meeting or” and insert the name of your proxy desired in the space provided. You are entitled to appoint one or more proxies (who must be an individual) to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the extraordinary general meeting in person to represent you.

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DATED:                         , 2013
SHAREHOLDER NAME:

____________________________
Signature

____________________________
Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their share certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this proxy card back as soon as possible!

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